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05008660

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Credit Suisse

*CURRENT ADDRESS


PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4705 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/7/05

CREDIT SUISSE


SEC MAIL PROCESSING
JUN 06 2005
WASH, D.C.
SECTION

INFORMATION STATEMENT
MAY 13, 2005

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On May 13, 2005, the Swiss banks Credit Suisse First Boston and Credit Suisse were merged. Credit Suisse First Boston was the surviving legal entity, and its name was changed to Credit Suisse.

This Information Statement contains audited Combined Financial Statements for the merged banks as of and for the years ended December 31, 2004 and 2003. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. We refer you to "Combined Financial Statements" included in Annex I.

Unless the context otherwise requires, references herein to "the Bank," "we," "us" and "our" refer to the merged bank together with its consolidated subsidiaries. "Former Credit Suisse Bank" refers to the legal entity Credit Suisse prior to the merger. Credit Suisse First Boston Bank" refers to the legal entity Credit Suisse First Boston prior to the merger. "Credit Suisse" refers to our Credit Suisse division, through which our Private Banking and our Corporate & Retail Banking operations are conducted. "Credit Suisse First Boston" refers to our Credit Suisse First Boston division, through which our Institutional Securities and Wealth & Asset Management operations are conducted. We refer you to "Operating and Financial Review – Differences in the results of operations of the bank and its segments."

All references to 2004 and 2003 refer to our fiscal year ended, or the date, as the context requires, December 31, 2004 and December 31, 2003, respectively.

References herein to "CHF" are to Swiss francs, and references to "US dollars" and "USD" are to United States dollars.

The Bank has taken all reasonable care to ensure that the information contained herein is true and accurate in all material respects and that there are no other material facts the omission of which makes misleading any statement herein, whether of fact or opinion. The Bank accepts responsibility accordingly.

FORWARD-LOOKING STATEMENTS

We or our affiliates, including Credit Suisse Group and Credit Suisse First Boston (USA), Inc., or Credit Suisse First Boston USA, may from time to time make forward-looking statements concerning, among other things, our operations, economic performance and financial condition, as well as our future plans and strategic objectives, including, without limitation, in "The Bank — Legal proceedings and regulatory examinations," "Operating and Financial Review" and elsewhere in this Information Statement, in filings with Swiss regulators or the United States Securities and Exchange Commission, or the SEC, in reports to shareholders and in press releases and other communications. Such forward-looking statements are subject to various risks and uncertainties, and we claim the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those anticipated herein or in any such other filings, releases or statements because of a number of factors, including, without limitation, market fluctuations, the strength of the global economy and those detailed in "The Bank— Factors that may affect our results of operations," those discussed elsewhere herein, and in other public filings and press releases. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements are typically identified by the use of future or conditional verbs such as "will," "should," "would" or "could" and by words or phrases such as "believe," "expect," "intend," "estimate" and similar expressions. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements except as otherwise required by applicable law.

WHERE YOU CAN FIND MORE INFORMATION

Our parent, Credit Suisse Group, files an annual report on Form 20-F and furnishes current reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, or the Exchange Act. Credit Suisse Group prepares quarterly reports, including unaudited interim financial information, and furnishes these reports on Form 6-K to the SEC. These quarterly reports include interim financial and other information about the Credit Suisse and Credit Suisse First Boston divisions. Our subsidiary Credit Suisse First Boston USA files an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC pursuant to the requirements of the Exchange Act. The SEC reports of Credit Suisse Group and Credit Suisse First Boston USA are available to the public over the internet at the SEC's web site at *www.sec.gov* and from the SEC's Public Reference Room at 1-202-942-8090.

Credit Suisse Group's SEC reports are also available on its website at *www.credit-suisse.com* under "Investor Relations". Credit Suisse First Boston USA's SEC filings are available on Credit Suisse First Boston's website at *www.csfb.com* under "Company Information."

We prepare unaudited interim financial statements for the six-month period ended June 30. We will supplement this Information Statement to provide the unaudited quarterly financial and other information about the Credit Suisse and Credit Suisse First Boston divisions in Credit Suisse Group's current reports with the SEC, our unaudited interim financial statements for the six-month period ended June 30 and other material information, and such supplements will update the information in this Information Statement.

The Bank's Articles of Association are available on Credit Suisse Group's website at *www.credit-suisse.com* under "Governance".

You should rely only on the information provided in this Information Statement or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Information Statement or any supplement is accurate as of any date other than the date on the front of these documents.

OVERVIEW

The Bank is a Swiss bank and a leading global bank, with total combined assets of approximately CHF 899 billion and total combined shareholder's equity of approximately CHF 22 billion, in each case at December 31, 2004. The Bank provides private clients and small to medium-sized companies with comprehensive financial advice and banking products. In the area of global investment banking, the Bank provides financial advisory and capital raising services, sales and trading for users and suppliers of capital as well as asset management products and services to global institutional, corporate, government and high-net-worth clients. The Bank was established on July 5, 1856 and registered in the Commercial Register (registration no. CH-020.3.923.549-1) of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name Schweizerische Kreditanstalt. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996 and to Credit Suisse on May 13, 2005 (by entries in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 37,500 people at December 31, 2004, of which approximately 16,500 are located in Switzerland.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is a global financial services company domiciled in Switzerland and active in all major financial centers, providing a comprehensive range of banking and insurance products. The operations of Credit Suisse Group are structured into three divisions with six reporting segments: Credit Suisse, including the Private Banking and Corporate & Retail Banking segments; Credit Suisse First Boston, including the Institutional Securities and Wealth & Asset Management segments; and Winterthur, including the Life & Pensions and Non-Life segments.

The Bank is comprised of Former Credit Suisse First Boston Bank and Former Credit Suisse Bank, which were merged on May 13, 2005. The operations of the Bank consist principally of the Credit Suisse and Credit Suisse First Boston divisions.

In 2006, the Bank plans to combine the Credit Suisse and Credit Suisse First Boston divisions to better address client needs in a rapidly changing market environment. The objective of the new integrated Bank is to operate more efficiently


CREDIT SUISSE GROUP
Holding company
CREDIT SUISSE
a Swiss bank
Former Credit Suisse Bank
Subsidiaries, branches,
representative offices:
Switzerland
Americas
Asia-Pacific
Europe (excl. Switzerland)
Middle East/Africa
Former Credit Suisse First Boston Bank
Subsidiaries, branches,
representative offices:
Switzerland
Americas
Asia-Pacific
Europe (excl. Switzerland)
Middle East/Africa

and provide enhanced advisory services and products with a sharper focus on client needs. The new integrated Bank will be structured in three lines of business. Private Client Services will include those activities geared toward private clients.

Corporate & Investment Banking will include the products and services provided to corporate and investment banking clients. Asset Management will include the asset management products and services.

The Bank is not dependent for its existence on any patents or license agreements that are of significance for the business or results of the Bank. The purpose of the Bank is set forth in its Articles of Association, of which all clauses correspond to the legal provisions, and is described under "The Bank."

The Bank's registered head office is located at Paradeplatz 8, CH-8001, Zurich, Switzerland, and its telephone number is 41-44-333-1111. The London branch is located at One Cabot Square, London E14 4QJ, England, and its telephone number is 44-207-888-8888. The New York branch is located at Eleven Madison Avenue, New York, New York 10010-3629, and its telephone number is 1-212-325-2000.

The Bank's statutory and bank law auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Badenerstrasse 172, 8004 Zurich, Switzerland, or KPMG. KPMG is a member of the Swiss Institute of Certified Accountants and Tax Consultants.

The Bank's special auditor is BDO Visura, Fabrikstrasse 50, 8031 Zurich, Switzerland.

DIVIDENDS TO CREDIT SUISSE GROUP

The following table presents a summary of dividends and net income per share for Former Credit Suisse Bank:

Year ended December 31, in CHF	2004	2003
Per share issued [1]		
Dividend	**22.47**	8.03
Net income	**40.61**	29.91

[1] Registered shares of CHF 50.00 nominal value each. As of December 31, 2004, total share capital consisted of 62,293,334 registered shares.

The following table presents a summary of dividends and net income per share for Former Credit Suisse First Boston Bank:

Year ended December 31, in CHF	2004	2003
Per share issued [1]		
Dividend	**10.73**	0.23
Net income	**37.59**	21.64

[1] Bearer shares and registered shares of CHF 100.00 nominal value each. As of December 31, 2004, total share capital consisted of 15,316,000 bearer shares and 28,680,652 registered shares.

COMBINED CAPITALIZATION OF THE BANK

The following table sets forth, as of December 31, 2004 and 2003, the combined capitalization of the Bank. This table should be read in conjunction with the information included under the heading "Selected Combined Financial Information."

Year ended December 31, in CHF m	2004	2003
Deposits	**287,341**	252,079
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**239,787**	236,826
Long-term debt	**90,050**	73,657
Other liabilities (including minority interests)	**259,340**	234,349
Total liabilities	**876,518**	796,911
Total shareholder's equity	**22,068**	20,751
Total capitalization	**898,586**	817,662

THE BANK

General

The Bank is a Swiss bank and a leading global bank, with total combined assets of approximately CHF 899 billion and total combined shareholder's equity of approximately CHF 22 billion, in each case at December 31, 2004. The operations of the Bank consist principally of the Credit Suisse division, which includes the Private Banking and Corporate & Retail Banking segments, and the Credit Suisse First Boston division, which includes the Institutional Securities and Wealth & Asset Management segments.

Credit Suisse Division

OVERVIEW

The Credit Suisse division is comprised of the Private Banking and Corporate & Retail Banking segments. These two segments offer comprehensive financial services to private and corporate clients.

- **Private Banking** provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services. Private Banking is one of the largest private banking operations worldwide, with a leading client-centric service model and recognized innovation capabilities.

- **Corporate & Retail Banking** offers banking products and services to corporate and retail clients in Switzerland. Corporate & Retail Banking is the second-largest bank in Switzerland, with a nationwide branch network and leading multi-channel distribution capabilities.

As of December 31, 2004, the Credit Suisse distribution network consisted of 214 branches serving Corporate & Retail Banking and Private Banking clients in Switzerland and approximately 50 Private Banking locations abroad.

The Credit Suisse structure has:

- Four dedicated units: one serving Corporate & Retail Banking clients and three serving Private Banking clients (Private Banking Switzerland, Private Banking International and Private Banking Europe);
- Four middle and back-office units, each serving all front-office units: Investment Management, Trading & Sales, Information Technology and Operations;
- A Chief Operating and Chief Financial Officer function (COO & CFO), which includes the Treasury function and nearly all Corporate Center functions of the Credit Suisse division;
- Three departments for Marketing, Human Resources and the Business School, which report directly to the CEO of the Bank; and
- Four separately branded private banks reporting directly to the CEO of the Bank: Bank Leu, Clariden Bank and Bank Hofmann, all headquartered in Zurich; and BGP Banca di Gestione Patrimoniale, headquartered in Lugano.

STRATEGY

Credit Suisse's mission is to be the leading global private bank and the leading bank in Switzerland in terms of client satisfaction, employee excellence and shareholder returns.

Credit Suisse's strategy is to:

- Invest in markets and businesses with above-average growth or growth potential;
- Secure its earnings strength by further expanding its position in the Swiss home market;
- Secure long-term growth by diversifying its geographic mix;
- Lead the industry in terms of innovative products and solutions;

- Further develop an integrated business model across segments and divisions by leveraging client relations, products and infrastructure;
- Finance growth investments through continuous productivity improvements; and
- Continue to be an important cash flow contributor to Credit Suisse Group.

With respect to its two segments, Credit Suisse pursues the following strategies:

Private Banking intends to expand in the international onshore and offshore business (Asia, Middle East, Central & Eastern Europe and Latin America) and to grow profitably in the European onshore business where it aims to reach break-even by 2007. In addition, Private Banking aims to maintain a strong position and to increase its profitability in the European offshore business. Furthermore, Private Banking intends to expand its market share in the Swiss onshore business by a greater focus on increasing its share of managed assets (discretionary mandates, funds, structured products) and by further building on premium positioning in value-added client services.

Corporate & Retail Banking intends to gain market share in the high-end retail business through attractive anchor products such as private mortgages and investment products. Furthermore, Corporate & Retail Banking aims to increase its profitability in the low-end retail business and to grow in the consumer finance business including the credit card business. In addition, the segment is looking to expand its strong position with large corporate clients and to further gain market share with small and medium-sized corporate clients that have attractive risk-return profiles. Corporate & Retail Banking intends to have a superior positioning in value-added client services, aligned to specific client needs for each of the above-mentioned client segments.

PRIVATE BANKING

Overview

Private Banking is one of the world's largest private banking organizations, with branches in Switzerland and numerous international locations, and provides comprehensive wealth management products and services to high-net-worth individuals through a network of relationship managers and specialists. It also offers various services directly over the Internet through its portal located at *www.credit-suisse.com/privatebanking*.

Each one of the approximately 600,000 Private Banking clients has a designated relationship manager as a primary point of contact. As of December 31, 2004, the Private Banking segment had approximately 12,000 employees worldwide, of which approximately 2,600 were relationship managers and financial advisors. As of that date, Private Banking had CHF 539.1 billion of assets under management.

Private Banking has three front-office units, focusing on clear strategic market priorities:

- Private Banking Switzerland comprises the Swiss domestic market, international private clients from neighboring countries, and booking centers in Luxembourg, Guernsey, Monaco and Gibraltar;
- Private Banking International comprises international private clients in Asia Pacific, the Middle East, the Americas, Northern Europe, Eastern Europe, South Africa and Iberia. It includes the Global Private Banking Center in Singapore, as well as operations in Hong Kong, the Bahamas and Frye-Louis Capital Management, Inc. in Chicago. In addition to these activities, Private Banking International operates Credit Suisse Trust, which provides independent advice and delivers integrated wealth management solutions to ultra high-net-worth individuals, as well as Credit Suisse Advisory Partners, which offers highly developed special financing, corporate advisory and family office services to ultra high-net-worth individuals; and
- Private Banking Europe comprises onshore banking operations in the five largest European markets: Germany, Italy, the United Kingdom, France and Spain, and also includes JO Hambro Investment Management Limited in London.

The four separately branded private banks – Bank Leu, Clariden Bank, Bank Hofmann and BGP Banca di Gestione Patrimoniale – also form part of the Private Banking segment.

Private Banking intends to pursue the following in order to implement its strategy:

- Expand geographic coverage by opening or upgrading further locations;
- Strengthen international management capabilities and resources;
- Continue to hire and develop senior relationship managers for key growth markets;
- Further expand capabilities and offerings for the ultra high-net-worth individuals segment;
- Leverage the client base of other Credit Suisse Group businesses;
- Further expand investment product skills and offerings;
- Further develop and deploy Credit Suisse's structured advisory process;
- Benefit from continued investments in client relationship management and workplace tools; and
- Further improve customer experience along all points of contact and interfaces.

Products and services

Private Banking offers customized solutions that address the full range of clients' wealth management needs. This includes providing comprehensive financial advice for each phase of life, as well as addressing issues relating to clients' non-liquid assets such as business and property interests.

In 2004, Private Banking fully integrated and further improved its "Private Banking Advisory Process" in Switzerland. Using a structured approach, the client's personal finances are analyzed and an investment strategy is prepared based on the client's risk profile, service profile and level of "free assets" after dedicated assets are set aside to cover the client's fixed and variable liabilities. In accordance with the Investment Committee's guidelines, Private Banking's investment professionals develop their specific investment recommendations. The subsequent implementation and monitoring of the client's portfolio are carried out by the relationship manager using a continuously improving financial tool, which is closely linked to Private Banking's award-winning customer relationship management platform.

Private Banking's core service is managing liquid assets through investment advice and discretionary asset management. Investment advice covers a wide range of topics from portfolio consulting to advice on single securities. For clients who are interested in a more active management of their portfolios, Private Banking offers dedicated investment consultants who continuously analyze the latest market information to develop investment recommendations, enabling clients to take advantage of market opportunities across all asset categories. For clients with more complex requirements, Private Banking offers investment portfolio structuring and the implementation of individual strategies, including a wide range of investments in structured products, alternative investments, private equity and real estate.

Discretionary asset management is designed for clients who wish to delegate the responsibility for investment decisions to the bank. Private Banking offers a number of standardized portfolio management mandates linked to the client's risk preferences and reference currency. Four types of mandates are offered: Classic, Funds & Alternative Investments, Total Return Strategy and Premium. Depending on the type of mandate, direct investments, investments in funds or investments in alternative products are executed. Predefined investment strategies such as capital preservation and growth or current return, and customized solutions that meet clients' identified investment goals, are offered within the Premium Mandate.

Private Banking remains at the forefront of product innovation and open product platforms. The latter allows us to offer tailor-made, client-specific solutions, which are bundled from a wide range of own and third-party best-in-class products and services. Structured investment products are intended to provide market-neutral investments and access to Private Banking's own and third-party international asset managers through a fund-of-funds approach. Market-neutral means that asset managers pursue investment strategies that offer positive returns in economic climates in which traditional assets perform poorly. Private Banking currently offers mutual fund products covering around 2,500 funds from around 55 fund providers.

For financing needs, Private Banking offers two basic financing services, securities-backed financing (repo-business) and margin lending, which allows clients to borrow against their investment portfolios, and real estate financing of clients' residential properties.

Private Banking's advisory services comprise tax planning, pension planning and wealth and inheritance advice, including the establishment of Private Banking trusts and foundations, as well as advice on life insurance. Private Banking's corporate advisory services are aimed at entrepreneurs seeking to sell their businesses or to raise additional capital. In either case, Private Banking provides valuation services and seeks to find potential investors in the public and private markets. Private Banking also offers "Family Office" services, a variety of tailor-made products and advice for individuals and families generally with minimum assets of USD 50 million.

Marketing and distribution

Private Banking has a global franchise and a strong presence in Europe, Asia, Latin America and the Middle East. As of December 31, 2004, Private Banking served its clients through approximately 120 locations around the world, of which approximately 70 locations are in Switzerland (not including the locations of Bank Leu, Bank Hofmann, Clariden Bank and BGP Banca di Gestione Patrimoniale).

In 2004, Credit Suisse opened offices in various locations (including Moscow, Jersey and Brazil). Offices in Bangkok and Dubai are in the process of being opened. Credit Suisse is the first foreign bank to have been granted a license to offer full Private Banking services in the Dubai International Financial Centre starting in April 2005. This branch will offer onshore and offshore services as well as Sharia-compliant banking services.

Operating environment and competition

Operating environment

Credit Suisse expects reduced, but still significant, growth rates in the private banking market in the near future. Growth is expected to be higher in onshore than in offshore markets. This is the result of greater political stability in many industrialized and newly industrialized countries, as well as the deregulation of local markets coupled with tighter restrictions and ongoing pressure on traditional offshore locations. The positive trends affecting the private banking industry over the next several years are expected to include a growing demand for pension provisions, which can no longer be guaranteed through general social security. As a result, governments will increasingly encourage the accumulation of private wealth. In addition, entrepreneurs are using the services of private banks to diversify their assets, while, at the same time, the next generation is inheriting an increasing volume of wealth from the baby-boom generation.

Competitive pressure in the financial services industry remains high. The need to invest in quality advice, product innovation and tools for front-office employees underlines this situation. In addition, the costs of doing business (e.g. compliance, accounting, competition for talented employees) are increasing. The Bank expects main growth to be achieved through acquisitions of relationship managers and other banks as well as through net new asset generation.

Competition

The private banking market is highly fragmented and consolidation, especially in Switzerland, is expected to proceed at a higher pace. Competitors in the private banking business include major financial institutions with dedicated private banking activities such as UBS, HSBC and Citigroup, as well as domestic banks within their respective markets. In the ultra high-net-worth individuals business, there are major competitors including US investment banks, which are building upon their investment banking expertise and their client relationships. In the Swiss market, the largest competitor is UBS, followed by a number of independent private banks, as well as retail banks providing private banking services.

CORPORATE & RETAIL BANKING

Overview

Corporate & Retail Banking serves both corporate and retail clients through a multi-channel distribution approach.

As of December 31, 2004, Corporate & Retail Banking had approximately 1.8 million retail clients and approximately 100,000 corporate clients. As of that date, the segment had total loans of CHF 86.7 billion.

Corporate & Retail Banking intends to pursue the following in order to implement its strategy:

- Acquire new clients through attractive anchor products as well as targeted marketing campaigns and events;
- Increase product penetration, tailored to the financial abilities of target clients, by database marketing and by product bundling;
- Strengthen sales force effectiveness through focused training and targeted incentives;
- Continuously optimize branch network, upgrade e-banking offerings and extend third-party distribution channels;

- Improve client service delivery through optimized end-to-end processes (higher quality, improvements in speed, and a lower cost base);
- Shift resources from mid and back-office functions to client teams and hire sales-oriented relationship managers;
- Launch further retail investment products and continuously improve lending product offerings; and
- Invest in workplace tools, leveraging best-in-class technology from Private Banking.

The results of operations of Corporate & Retail Banking include the activities of Neue Aargauer Bank, a separately branded regional retail bank in the canton of Aargau, Switzerland.

Products and services

Corporate & Retail Banking offers corporate and retail clients a wide range of financing products and services, such as mortgages, secured and unsecured corporate loans, trade finance, consumer loans, leasing and credit cards, as well as investment products and services, payment transactions, foreign exchange, life insurance and pension products. Corporate & Retail Banking also offers clients e-banking solutions. In some cases, such as investment and insurance product sales, Corporate & Retail Banking sells these products jointly with other Bank and Credit Suisse Group businesses.

In the credit card business, Corporate & Retail Banking has entered into a joint venture, Swisscard AECS, with American Express Travel Related Services Company for the purpose of issuing cards, processing transactions and acquiring merchants. As a market leader in credit cards in Switzerland in terms of turnover, Swisscard AECS offers Mastercard, Visa and American Express cards. These credit cards are distributed through Corporate & Retail Banking and Private Banking sales channels, as well as through those of Swisscard AECS.

Corporate & Retail Banking offers sophisticated payment products tailored to the needs of all customer segments. The variety of payment products ranges from IT-based, fully automated transaction solutions for large corporate clients to cost-efficient and convenient schemes for private clients.

For its lending products, Corporate & Retail Banking often requires a pledge of collateral. The amount of collateral required is determined by the type and amount of the loan, as well as the risk profile of the specific customer. As of December 31, 2004, 84% of its loan portfolio was secured by collateral, including marketable securities, commercial and residential properties as well as bank and client guarantees.

Marketing and distribution

As of December 31, 2004, Corporate & Retail Banking served its clients through 214 banking branches, including 33 branches of Neue Aargauer Bank in Switzerland. Corporate & Retail Banking markets its products to clients under the Credit Suisse brand, primarily through its branch network and direct channels, including the Internet and telephone banking.

Advisors for small and medium-sized corporate clients are based in 43 of the Corporate & Retail Banking branches. Large domestic corporate clients are served through two regional offices in Zurich and Lausanne, Switzerland.

Operating environment and competition

Operating environment

The Swiss corporate and retail banking industry is, to a significant extent, dependent on the overall economic development in Switzerland. For the retail and corporate banking market, growth in line with the development of the economy is expected. Generally, Swiss retail banking clients have comparatively high incomes and savings rates, resulting in a high demand for personal investment management. In recent years, the Swiss private mortgage business has developed positively, and this trend is expected to continue. The home ownership rate in Switzerland is still low at approximately 36%, thus offering further potential for mortgage business growth but declining margins may limit further revenue potential.

Competition

In the Swiss corporate and retail banking business, competition has increased considerably over the past few years, especially in the field of private mortgages, which is characterized by an aggressive pricing policy by existing competitors and market entry of new competitors. The need to invest heavily in quality advisory capabilities, product innovation and open architecture underlines this development. The largest competitor in the Swiss Corporate and Retail Banking segment remains UBS. Other competitors include the Cantonal banks, many of which have state guarantees, as well as regional savings and loan institutions, the Raiffeisen and other cooperative banks.

Credit Suisse First Boston Division

OVERVIEW

The Credit Suisse First Boston division operates through two segments, Institutional Securities and Wealth & Asset Management. Effective January 1, 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private funds group activities previously in the Institutional Securities segment to the Credit Suisse First Boston Financial Services segment, which was renamed Wealth & Asset Management. Credit Suisse First Boston also reorganized the businesses within the Institutional Securities segment along the lines of its investment banking and trading businesses and realigned the businesses within the Wealth & Asset Management segment to bring together its alternative investment activities, including the private equity and private funds groups.

The Credit Suisse First Boston division serves global institutional, corporate, government and high-net-worth clients as a financial intermediary, providing a broad range of products and services including:

- Securities underwriting, sales and trading;
- Financial advisory services;
- Private equity investments;
- Full service brokerage;
- Derivatives and risk management products;
- Asset management; and
- Research.

The **Institutional Securities** segment provides financial advisory and capital raising services and sales and trading for global users and suppliers of capital. The Institutional Securities segment includes:

- Trading, which includes sales and trading in equity and debt securities and derivatives, and other related activities; and
- Investment Banking, which raises and invests capital, provides financial and other advisory services, manages and underwrites securities offerings and arranges private placements.

The **Wealth & Asset Management** segment provides international asset management services to institutional, mutual fund and private investors, makes private equity investments and manages private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors. Wealth & Asset Management includes:

- The institutional asset management business, which operates under the brand Credit Suisse Asset Management and offers a wide array of products, including fixed income, equity, balanced, money-market and indexed products;
- Alternative Capital, which invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investment vehicles; and
- Private Client Services, a financial advisory business which serves high-net-worth individuals and corporate investors with a wide range of proprietary and third-party investment management products and services.

STRATEGY

Credit Suisse First Boston seeks to build on its improved financial results while maintaining a high priority on controls, risk management and the firm's reputation. Credit Suisse First Boston's strategy is geared towards winning where it chooses to compete by delivering a more focused franchise. Credit Suisse First Boston expects to achieve this by identifying and allocating resources to its most valuable clients and pursuing excellence in selected high-margin and strategically important services such as leveraged finance, mergers and acquisitions, initial public offerings, or IPOs, derivatives and mortgage securitization, which are areas in which it has competitive strengths and attractive growth opportunities. Credit Suisse First Boston believes increased earnings and a stronger capital base will allow it to capture trading opportunities through extended, disciplined and diversified risk-taking. Institutional Securities and Wealth & Asset Management will also make a number of structural changes within their various businesses to promote greater bottom-line accountability, improve cost discipline and capitalize on the integration with the Bank's other businesses. Credit Suisse First Boston intends to build a strong, performance-based ownership culture with a structured approach to attracting, developing and retaining talent.

Consistent with this strategy, Institutional Securities will provide differentiated, full-service coverage to a smaller number of clients who value more service, establish more unified offerings across certain fixed income and equity products and build on existing leadership positions in selected areas. Key initiatives include the formation of a unified global proprietary trading group under a single management structure across equity and fixed income and the creation of a consolidated derivatives structuring group. Institutional Securities intends to grow its leading leveraged finance business and commercial mortgage franchises by expanding into Europe. Institutional Securities also plans to build a commodities unit, continue to grow its mortgage securitization business and add senior cross-product resources to top clients. In Investment Banking, Institutional Securities will adjust its coverage model to better meet client needs, pursue a disciplined, client-centric approach to its product offering and improve execution and client management. Specific coverage initiatives include flexible client coverage with product coverage where appropriate, vertical integration of financial institutions coverage and increased share in a targeted subset of large-capitalization clients. In the Investment Banking area, Institutional Securities will focus on its high-margin, strategic products and create an integrated capital markets group to deliver solutions to clients more effectively.

In Wealth & Asset Management, Credit Suisse First Boston will build on its leading alternative capital franchise and leverage existing strengths to promote growth in Credit Suisse Asset Management and Private Client Services. In Alternative Capital, Credit Suisse First Boston expects to build on a broad diversity of funds, focus increasingly on international markets, such as Asia, that display strong secular growth, spin out funds that could benefit from an independent platform and establish a new services platform for limited partners. Credit Suisse Asset Management will seek to grow European distribution, expand global product offerings, restore profitability to its US franchise and streamline its Asian presence. Key initiatives in Private Client Services include leveraging a strong global brand and investment banking franchise, and building upon a leading position in volatility management.

In Europe, Credit Suisse First Boston intends to strengthen its position by expanding successful products such as leveraged finance and commercial mortgage-backed securities. In Asia, Institutional Securities and Wealth & Asset Management will build on an already strong platform to capture business in a growth market. Initiatives in Asia will include the exploration of acquisition and joint venture opportunities, expanded derivatives capabilities throughout the region and strengthened positions in selected markets.

Credit Suisse First Boston is committed to complying fully with laws and regulations and vigorously reviews ways to ensure continued professionalism and integrity in the conduct of its businesses. Furthermore, Credit Suisse First Boston remains committed to adhering to the highest professional standards and providing top-quality execution and investment performance, while developing and retaining outstanding employees.

INSTITUTIONAL SECURITIES

Overview

Institutional Securities provides financial advisory and capital raising services, and sales and trading for users and suppliers of capital around the world. The operations of Institutional Securities include debt and equity underwriting and financial advisory services, and the equity and fixed income trading businesses.

For the year ended December 31, 2004, according to Thomson Financial, Institutional Securities ranked:

- Eleventh in global mergers and acquisitions advisory services in US dollar volume of announced transactions;
- Sixth in global mergers and acquisitions advisory services in number of announced transactions;
- Fifth in US dollar value of global debt underwriting;
- Second in US dollar value of global high-yield debt underwriting;
- Eighth in US dollar value of global equity and equity-linked underwriting;

- Third in US dollar value of global asset-backed financing; and
- First in Swiss franc-denominated international debt issuances.

Products and services

Institutional Securities' clients demand high-quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams.

The principal products and activities of Institutional Securities are:

Trading

- Credit products, including investment-grade debt securities and credit derivatives;
- Equity securities and equity derivatives, including convertible bonds;
- Foreign exchange services including currency derivatives;
- Interest rate products, including global government securities and interest rate derivatives;
- Leveraged finance, including high-yield and distressed debt;
- Margin lending;
- Market making in securities and options;
- Matched book activities, in which the firm acts as an intermediary between borrowers and lenders of short-term funds, mainly through repurchase and resale agreements, to earn a positive spread between interest rates and to fund inventory positions;
- Money market instruments;
- Prime services, including dealer-to-dealer financing, covering proprietary and client short positions through securities borrowing and lending arrangements, margin lending, prime brokerage to attract client borrowings of cash and securities, the facilitation of financing, clearance, settlement and custody of securities transactions and the provision of flexible solutions for clients to enable them to use more than one broker for the execution of trading strategies but one prime broker for efficient margining and consolidated position reporting;
- Proprietary trading;
- Real estate activities, such as financing real estate and real estate-related products and originating loans secured by commercial and residential properties;
- Risk arbitrage in the equity securities of companies involved in publicly announced corporate transactions;
- Securities lending;
- Securities, futures and options clearing services;
- Structured products, including structuring and trading of asset-backed securities, such as collateralized debt obligations, and origination, structuring and trading of commercial and residential mortgage-backed securities and mortgages; and
- Trading of syndicated, defaulted, distressed and other loans.

Investment Banking

- Mergers and acquisitions and other advisory services, including corporate sales and restructuring, divestitures and take-over defense strategy; and
- Capital raising services, including equity and debt underwriting.

Other

Other products and activities of Institutional Securities that are not part of Trading or Investment Banking are lending and legacy investments, including legacy private equity and real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Global investment research

Credit Suisse First Boston provides in-depth research on companies and industries, macroeconomics and debt strategy globally. The core strengths of Credit Suisse First Boston research include focused company and business model analysis and customized client service. Equity analysts perform differentiated information gathering and value-added information processing and provide high-quality investment recommendations. Credit Suisse First Boston's equity research also includes extensive data resources, analytical frameworks and methodologies that leverage the firm's global platform and enable its analysts to customize their products for institutional customers. Credit Suisse First Boston's fixed income research provides clients with credit portfolio strategies and analysis, forecasts of swaps and generic spread movements and outstanding credit strategy research for both high-grade and high-yield products. Credit Suisse First Boston analysts' in-depth understanding of markets, companies, investment instruments and local, regional and global economies forms a strong foundation for the firm's innovative web-based analytical tools and technology.

Operating environment and competition

Operating environment

The operating environment for Institutional Securities is expected to remain challenging in the near term, reflecting expected continued slow securities market growth in developed countries, fee compression and commoditization across products, and the ongoing importance of balance sheet commitments for clients. In addition, the regulatory environment remains difficult, with significant new reporting requirements and increasing complexity in managing potential conflicts of interest across its evolving businesses. Credit Suisse First Boston is well-positioned to benefit from a number of trends in the industry. The move towards electronic execution plays to the firm's strengths in technology and its advanced execution services platform. Credit Suisse First Boston is also likely to continue to benefit from leveraging its leadership position with financial sponsors and alternative investments, both of which are expected to gain greater importance in the market.

Competition

Credit Suisse First Boston faces intense global competition across each of its businesses. Institutional Securities competes with investment and commercial banks, broker-dealers and other firms offering financial services. New entrants into the financial services and execution markets, such as commercial banks and technology companies, have contributed to further market fragmentation, fee and spread compression and product commoditization. In addition, Credit Suisse First Boston faces continued competitive pressure to make loans or commit capital to clients.

WEALTH & ASSET MANAGEMENT

Overview

Wealth & Asset Management provides international asset management services to institutional, mutual fund and private investors, makes private equity investments and manages private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

Credit Suisse Asset Management is a leading global asset manager focusing on institutional, investment fund and private client investors, providing investment products and portfolio advice in three regions: the Americas, Asia Pacific and Europe. With CHF 386.7 billion in assets under management at December 31, 2004, Credit Suisse Asset Management has investment capabilities in all major asset classes, including equities, fixed income and balanced products.

Alternative Capital invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investments.

Private Client Services serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services had 246 investment advisors and managed or advised clients on approximately CHF 59.1 billion in assets as of December 31, 2004.

Products and services

The following is a discussion of the key global products and services of Wealth & Asset Management and the businesses through which they are delivered.

Asset management and advisory services

The asset management business offers its clients discretionary asset management services through segregated or pooled accounts. The investment policies of portfolio managers are generally focused on providing maximum return within the investor's criteria, while maintaining a controlled risk profile and adherence to high-quality compliance and investment practices. The advisory services of the asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depositary for all of a client's securities. Once custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring. Clients may choose from a wide array of products, including:

- Fixed income and equity products in local and global markets;
- Balanced products, comprising a mixed portfolio of fixed income and equity investments according to pre-defined risk parameters set by the customer or the investment guidelines of the fund;
- Money market products in multiple currencies;
- Quantitative indexed products;
- Derivatives and commodities; and
- Real estate portfolio management.

Funds

The asset management business offers a wide range of open-end funds. These funds are marketed under the main brand name Credit Suisse. The largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed income and money market funds. In addition to these pan-European mutual funds, the asset management business offers domestic registered funds in the United States, Switzerland, the United Kingdom, Germany, Italy, France, Poland, Japan and Australia.

The asset management business acts primarily as a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through our other businesses and third-party distributors, including third-party banks and insurance companies and other financial intermediaries.

Alternative Capital

Alternative Capital invests in, manages and provides capital raising and other services to, hedge funds, private equity funds and other alternative investment vehicles. Alternative Capital includes the private equity group, the private funds group and the capital markets group.

The **private equity group** manages a wide array of private equity funds including leveraged buyout funds, mezzanine funds, real estate funds, secondary funds and funds of funds. The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions, making investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group invests in real estate and third-party-managed private equity funds. Investments are made directly or through a variety of investment vehicles.

The **private funds group** raises capital for hedge funds, private equity funds and real estate funds.

The **capital markets group** has direct hedge funds and invests in hedge funds of funds and collateralized debt obligations, or CDOs.

The strategic objectives of Alternative Capital include creating and growing a portfolio of investment management businesses for alternative assets (including private equity, real estate and hedge funds) that generate attractive returns on capital and provide a full array of product offerings to alternative asset investors. Alternative Capital intends to launch new businesses and expand its capabilities globally. Alternative Capital also intends to spin out certain funds (including the Credit Opportunities Fund, the Diversified Credit Strategies Fund and the Sprout funds) that could benefit from an independent platform. Alternative Capital has also determined that certain investment professionals from the private equity business will establish independent private equity firms to provide certain consulting services to the Merchant Banking Partners funds, which Alternative Capital will continue to manage as general partner of the funds. Following these transactions, Alternative Capital intends to maintain significant investment commitments and financial interests in, and strategic relationships with, each of these funds.

Private Client Services

The Private Client Services business offers a range of services, including brokerage, hedging and sales of restricted securities. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts and alternative investments.

Operating environment and competition

Operating environment

The operating environment for asset management improved somewhat during the last year as equity indices generally posted gains and interest rates remained low, particularly in the United States. The demographic profile of most developed countries suggests medium-term growth opportunities as aging populations seek to invest for retirement. Nevertheless, the continuing development of markets makes it increasingly difficult for active asset managers to outperform, and the regulatory environment for mutual funds remains uncertain. Structured and alternative investments are expected to continue to gain in importance.

Competition

In asset management, Credit Suisse First Boston faces competition primarily from retail and institutional fund managers. Passive investment strategies are gaining share at the expense of active managers as markets develop, and a larger share of new investment flows are being directed to a small number of fund managers. Competition for attractive alternative investments, including private equity investments, will likely remain intense and contribute to increasingly large private equity investments.

Finance, administration and operations

The businesses of the Bank have finance, administration, operations and other support departments, including treasury, financial control, product control, credit, risk management, corporate services, information technology, tax, legal and compliance, human resources and operations. These departments support the Bank's diverse global businesses through the processing of securities, foreign exchange and commodities transactions; receipt and delivery of funds and securities; safeguarding of customers' securities; internal financial controls, including management of global expenses, capital structure and funding; and efforts at ensuring compliance with regulatory and legal requirements. Certain of these areas also assist in the management and monitoring of the risks associated with the Bank's business activities.

Employees

As of December 31, 2004, the Bank had approximately 37,500 employees, of whom approximately 10,000 were in the Americas, 24,500 in Europe and 3,000 in Asia and the Asia-Pacific region. The Bank has encountered no significant labor disputes since it began its operations.

Properties

The Bank owns properties in a number of locations including Zurich, Geneva and London.

At December 31, 2004, the Bank maintained worldwide over 550 offices and branches, of which approximately two thirds were located in Switzerland.

As of December 31, 2004, approximately 27% of the Bank's worldwide offices and branches were owned directly, with the remainder being held under commercial leases. The book value of the ten largest owned properties was approximately CHF 1.8 billion at December 31, 2004. Some of the Bank's principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2004, the total amount of indebtedness secured by these facilities was not material.

Legal proceedings and regulatory examinations

We are involved in a number of judicial, regulatory and arbitration proceedings, including those described below, concerning matters arising in connection with the conduct of our businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. We believe, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition of the Bank as a whole, but could be material to our operating results for any particular period. For additional information about legal proceedings involving Credit Suisse First Boston USA, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by Credit Suisse First Boston USA with the SEC.

LITIGATION RELATING TO IPO ALLOCATION/RESEARCH-RELATED PRACTICES

Since January 2001, Credit Suisse First Boston LLC, an affiliate and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, Credit Suisse First Boston LLC, an affiliate and other defendants moved to dismiss the consolidated class action complaints. On February 19, 2003, the district court denied the motion as to Credit Suisse First Boston LLC, an affiliate and the other defendant investment banks, as well as with respect to certain issuer and individual defendants. On September 2, 2003, the plaintiffs filed an omnibus motion for class certification in all of these actions. By agreement among the parties and the district court, six cases were selected as focus cases for class certification purposes. The underwriter defendants opposed class certification in the six focus cases on February 24, 2004. On October 13, 2004, the district court issued an order granting in substantial part plaintiffs' motion for class certification in each of the six focus cases. The district court stated that the order "is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions." On October 27, 2004, the underwriter defendants in the six focus cases filed a petition for review of the class certification order in the US Court of Appeals for the Second Circuit. That petition remains pending and discovery is proceeding in the case. Separately, in June 2003, the plaintiffs announced a proposed settlement of their claims against the issuer defendants and the issuers' officers and directors. In June 2004, the plaintiffs and settling issuer and individual defendants moved for preliminary approval of the settlement. In an order dated February 15, 2005, the district court preliminarily approved the settlement.

Since March 2001, Credit Suisse First Boston LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the US District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, Credit Suisse First Boston LLC and the other defendants moved to dismiss the amended complaint. On November 3, 2003, the district court granted the motion to dismiss and dismissed the action with prejudice as to all defendants. The plaintiffs subsequently appealed that decision to the US Court of Appeals for the Second Circuit. Oral argument on that appeal was held on December 13, 2004, and a decision remains pending.

On November 15, 2002, Credit Suisse First Boston USA was sued in the US District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which its affiliate, Donaldson, Lufkin & Jenrette Securities Corporation, or DLJSC, acted as underwriter. The complaint alleges that the issuers' IPOs were underpriced, and that

DLJSC allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements between DLJSC and those issuers. On September 12, 2003, Credit Suisse First Boston USA filed a motion to dismiss the complaint. By order dated March 9, 2004, the district court denied Credit Suisse First Boston USA's motion to dismiss as to three of plaintiff's claims, but granted the motion as to plaintiff's claim for unjust enrichment, dismissing that claim. On February, 28, 2005, Credit Suisse First Boston USA served plaintiff with a summary judgment motion seeking to dismiss plaintiff's remaining claims in the complaint.

Putative class action lawsuits have been filed against Credit Suisse First Boston LLC in the wake of publicity surrounding industry-wide governmental and regulatory investigations into research analyst practices and certain IPO allocation practices. Cases are pending against Credit Suisse First Boston LLC in the US District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Atmel Corporation, Agilent Technologies, Inc., AOL Time Warner Inc., Razorfish, Inc., Lantronix, Inc., Synopsys, Inc., and Winstar, Inc. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The actions relating to AOL Time Warner Inc., Agilent Technologies, Inc., Razorfish, Inc., Synopsys, Inc., and Winstar, Inc., have all been separately consolidated in the US District Court for the District of Massachusetts, and motions to dismiss have been filed in all actions. On July 27, 2004, the Synopsys action was voluntarily dismissed while Credit Suisse First Boston LLC's motion to dismiss was pending. Credit Suisse First Boston LLC's motion in the Winstar action was denied on August 12, 2004, and Credit Suisse First Boston LLC's motion in the Razorfish action was denied on September 21, 2004. The actions relating to Atmel and Lantronix have been stayed pending an appellate ruling in another matter with issues relevant to these actions.

Credit Suisse First Boston LLC has been named as a defendant in a class action filed in California state court on behalf of residents of California who held shares in certain issuers for which Credit Suisse First Boston LLC had issued research reports. On March 2, 2004, Credit Suisse First Boston LLC's motion to dismiss was granted. The plaintiffs have appealed this decision.

Credit Suisse First Boston LLC also has filed motions to dismiss in a class action filed in Missouri state court and a separate consumer fraud action brought by the West Virginia Attorney General, both relating to analyst research. Plaintiff in the Missouri action voluntarily dismissed its complaint and refiled a similar action in the US District Court for the Southern District of New York on September 20, 2004. Credit Suisse First Boston LLC filed its motion to dismiss that complaint on January 14, 2005. Credit Suisse First Boston LLC's motion to dismiss the West Virginia action was denied on July 23, 2004; however, a controlling question of law was immediately certified to the West Virginia Supreme Court of Appeals, which accepted the question on January 19, 2005.

ENRON-RELATED LITIGATION AND INQUIRIES

Numerous actions have been filed against Credit Suisse First Boston LLC and certain affiliates relating to Enron Corp. or its affiliates, or Enron. On April 8, 2002, Credit Suisse First Boston LLC and its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas (*Newby, et al. v. Enron et al.*). The *Newby* action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. A motion by Credit Suisse First Boston LLC and its affiliates to dismiss the *Newby* complaint was denied in December 2002, and Credit Suisse First Boston LLC and its affiliates answered the complaint, denying all liability. On May 14, 2003, the lead plaintiff in *Newby* filed an amended complaint that, among other things, named as defendants additional Credit Suisse First Boston entities, expanded the putative class to include purchasers of certain Enron-related securities, and alleged additional violations of the federal securities laws. On March 31, 2004, Credit Suisse First Boston and its affiliates' motion to dismiss the new claims and new entities asserted in the amended complaint was granted as to certain claims that were based on the Securities Act of 1933, or the Securities Act, but denied in other respects. On May 28, 2003, the lead plaintiff in *Newby* filed an amended motion for class certification of a more broadly defined class based on the amended complaint. On April 30, 2004, Credit Suisse First Boston LLC and its affiliates answered the amended complaint, denying all liability. Lead plaintiff's motion for class certification in *Newby* is pending.

Several other actions filed against Credit Suisse First Boston LLC and its affiliates and other parties have been consolidated or coordinated with the *Newby* action and stayed as to the filing of amended or responsive pleadings pending the district court's decision on class certification in *Newby*. Similarly consolidated or coordinated with *Newby* and stayed have been several actions against Arthur Andersen, LLP, or Andersen, in which Andersen brought claims for contribution against Credit Suisse First Boston LLC and its affiliates and other parties as third-party defendants.

Additional Enron-related actions have been filed in various state courts against Credit Suisse First Boston LLC and its affiliates and other parties, including: (i) a complaint by two investment funds that purchased certain Enron-related securities alleging insider trading and other violations of California law; (ii) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (iii) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities laws, common law fraud and civil conspiracy in connection with securities offerings by certain Enron-related entities; and (iv) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of state securities laws, fraud, deceit, and civil conspiracy.

In addition, several new actions were filed in November 2004, against Credit Suisse First Boston LLC and its affiliates and other parties in both federal and state court, including: (i) a complaint in Texas federal court brought by purchasers of Enron debt securities alleging that Credit Suisse First Boston LLC and its affiliates and certain other investment banks engaged in negligence, fraud, civil conspiracy, and violations of the Texas Securities Act in connection with an Enron debt securities offering; (ii) complaints in Washington and Nevada federal court brought by electrical utility companies alleging that defendants aided and abetted fraud, engaged in civil conspiracy and misrepresentation by participating in schemes to misrepresent the financial condition of Enron, which in turn permitted Enron to enter into electricity contracts with the plaintiffs and manipulate prices in the electricity market; and (iii) a complaint in Texas state court brought by various insurers alleging that defendants engaged in civil conspiracy and fraud in violation of the Texas Business and Commerce Code and the Texas Securities Act. These cases are in the process of being consolidated or coordinated with the *Newby* action.

On July 16, 2004, Credit Suisse First Boston LLC and its affiliates and certain other investment banks were also sued in Texas state court by a sub-group of the limited partners that had invested in LJM2 Co-Investment, L.P., or LJM2, a now bankrupt limited partnership formed by Enron's former Chief Financial Officer, Andrew Fastow. The plaintiffs allege, among other things, that the defendants breached their fiduciary duties, were unjustly enriched, engaged in a civil conspiracy, aided and abetted a violation of the Texas Securities Act, aided and abetted fraud, and aided and abetted breaches of fiduciary duty.

A putative class action was also brought against Credit Suisse First Boston LLC and its affiliates and other defendants on behalf of purchasers of the common stock of New Power Holdings, Inc., or NewPower, alleging violations of the federal securities laws. In September 2004, Credit Suisse First Boston LLC and its affiliates and the other underwriter defendants reached a settlement agreement with the plaintiffs. The terms of the settlement were approved by the court during a fairness hearing held November 30, 2004. In addition, Credit Suisse First Boston LLC and its affiliates and other underwriter defendants sought to recover a portion of the settlement by filing an indemnification claim against NewPower in NewPower's bankruptcy proceedings in the US Bankruptcy Court for the District of Delaware. On January 10, 2005, an order was entered approving a settlement of the indemnification claim.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. On November 4, 2003, a court-appointed bankruptcy examiner filed a final report that contained the examiner's conclusions with respect to several parties, including Credit Suisse First Boston LLC and its affiliates. Enron has brought four adversary proceedings against Credit Suisse First Boston LLC and its affiliates (the principal adversary proceeding has been amended several times as recently as January 10, 2005), seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of Credit Suisse First Boston LLC and its affiliates' claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests, and turnover and recovery of property; and damages, attorneys' fees and costs for alleged aiding and abetting of fraud and breaches of fiduciary duty by Enron employees and civil conspiracy.

Credit Suisse First Boston LLC and its affiliates received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force (a joint task force of the United States Department of Justice and the SEC), regarding Enron and its affiliates. Credit Suisse First Boston LLC and its affiliates have cooperated with such inquiries and requests.

NCFE-RELATED LITIGATION

Since February 2003, lawsuits have been filed against Credit Suisse First Boston LLC with respect to services that it rendered to National Century Financial Enterprises, Inc. and its affiliates, or NCFE. From January 1996 to May 2002, Credit Suisse First Boston LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002.

In these lawsuits, which were filed in (or removed to) federal courts in Arizona, Ohio, New Jersey and New York, investors in NCFE's bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE's auditors and law firm, the rating agencies that rated NCFE's bonds, and NCFE's placement agents, including Credit Suisse First Boston LLC. The allegations include claims for breach of contract, negligence, fraud, and violation of federal and state securities laws. By orders dated November 13, 2003, January 5, 2004, and March 3, 2004, the Judicial Panel on Multidistrict Litigation, or MDL, consolidated the matters and transferred them to the US District Court for the Southern District of Ohio for pre-trial purposes. Credit Suisse First Boston LLC has filed motions to dismiss in each of these cases. Those motions remain pending before the district court.

In addition, in November 2004, the trust created through NCFE's confirmed bankruptcy plan commenced two actions in federal court in Ohio against Credit Suisse First Boston LLC and certain affiliates. The trust filed an action in the US District Court for the Southern District of Ohio asserting common law claims similar to those asserted in the MDL cases against several of the same defendants, and it also alleged statutory claims under the Ohio corrupt practices act, claims for professional negligence and claims under the United States Bankruptcy Code. The trust also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by Credit Suisse First Boston LLC and its affiliates in NCFE's bankruptcy and seeking disgorgement of amounts previously distributed to Credit Suisse First Boston LLC and its affiliates under the bankruptcy plan.

UK INSURANCE LITIGATION

On August 7, 2003, a syndicate of insurance companies filed Consolidated Particulars of Claims against Credit Suisse Group, Credit Suisse First Boston LLC and Credit Suisse First Boston USA in the London Commercial Court alleging that certain excess liability insurance policies provided to these entities should be invalidated. These insurance policies are intended to provide coverage for damages, expenses, or settlements in excess of designated deductibles and below designated caps resulting from certain legal proceedings involving us or our subsidiaries. The insurance syndicate alleges that these insurance policies should be invalidated based on certain purported misrepresentations and misleading statements made by the Credit Suisse Group defendants to the insurance syndicate in connection with the underwriting of the policies. On June 11, 2004, the court ordered a stay of the proceedings on the terms of a stay agreement agreed between the parties.

ADELPHIA COMMUNICATIONS CORPORATION LITIGATION

Credit Suisse First Boston USA and certain affiliates have been named in eight civil actions brought by investors in Adelphia Communications Corporation, or Adelphia, debt and/or equity securities concerning alleged misstatements in certain Adelphia securities offerings and in the merger of Century Communications Corporation with Adelphia in October 1999. These complaints have been consolidated in the US District Court for the Southern District of New York. Credit Suisse First Boston USA and its affiliates have filed, or expect to file, motions to dismiss in each of these cases.

Additionally, on July 6, 2003, a creditors' committee filed a bankruptcy adversary proceeding on behalf of Adelphia, against certain lenders and investment banks, including Credit Suisse First Boston USA and its affiliates. The complaint asserts claims against Credit Suisse First Boston USA and its affiliates and numerous other defendants under state law, bankruptcy law and the Bank Holding Company Act. The complaint against Credit Suisse First Boston USA and its affiliates seeks the disallowance and/or subordination of claims or liens against Adelphia (and its assets) in its bankruptcy proceedings, and an unspecified amount of compensatory and punitive damages. The equity committee in the Adelphia bankruptcy has also filed a motion for leave to intervene in the adversary proceeding to join in many of the claims asserted by the creditors' committee and assert additional state law claims against Credit Suisse First Boston USA and its affiliates and other defendants. Credit Suisse First Boston USA and its affiliates have moved to dismiss both the creditors' committee and equity committee claims and those motions remain pending.

MUTUAL FUND INVESTIGATION

Credit Suisse First Boston LLC and certain of its current and former affiliates, including Pershing LLC, which was sold to The Bank of New York Company, Inc. in May 2003, have received subpoenas and/or requests for information from the New York Attorney General's Office and the SEC, as part of the industry-wide investigation relating to the practices of mutual funds and certain of their customers. These requests are focused on the practices of market timing and late trading. Credit Suisse First Boston LLC and its affiliates are cooperating with these requests.

INDEMNIFICATION CLAIM RELATING TO SALE OF PERSHING

The Bank understands that an SEC investigation focused on possible market-timing transactions cleared by Pershing for Mutuals.com and other introducing brokers is ongoing. In addition, Credit Suisse First Boston USA has been informed by Pershing that it is defending three putative class action lawsuits filed in the US District Court for the District of Maryland and naming Credit Suisse First Boston USA as defendant that seek unspecified damages relating to alleged mutual fund market-timing transactions cleared through Pershing. The Bank of New Company Inc. has made a claim for indemnification against Credit Suisse First Boston USA relating to these lawsuits under the Pershing sale agreement on the basis that the conduct at issue is alleged to have occurred largely during the period that Pershing was owned by Credit Suisse First Boston USA. Credit Suisse First Boston USA is disputing this claim for indemnification.

Factors that may affect our results of operations

Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.

MARKET RISK

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
We maintain large trading and investment (other than trading) positions in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. At December 31, 2004, our trading portfolios represented approximately 36.8% of our total assets and approximately 17.1% of our total liabilities. For further information on market risk exposures in those portfolios, refer to "Notes on Risk Management — Market Risk Exposures — Trading portfolios" and "Non-Trading Interest Rate Risks" in the 2004 Annual Report of Former Credit Suisse Bank and "Risk Management — Market Risk — Trading portfolios" and "Non-trading portfolios" in the Annual Report 2004 of Former Credit Suisse First Boston Bank, included in Annex II. Volatility can also lead to losses relating to a broad range of other trading and hedging products we use, including swaps, futures, options and structured products.

To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our net short positions by acquiring assets in a rising market. We may from time to time have a trading strategy of holding a long position in one asset and a short position in another, from which we expect to earn net revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss on those paired positions. Such losses, if significant, could adversely affect our results of operations and financial condition.

Adverse market or economic conditions may cause a decrease in net revenues

As a global bank, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the United States and elsewhere around the world. Market and economic conditions continued to improve in 2004. Geopolitical uncertainties continued in 2004 but overall market conditions improved and the economy continued to recover. Adverse market or economic conditions could create a challenging operating environment for financial services companies. In particular, the impact of high oil prices, interest rates and the risk of geopolitical events will continue to create a difficult market environment.

Certain of our businesses, particularly structured and credit products and the high-yield and fixed income businesses, have benefited in recent years from low or declining interest rates, lower valuations and declining volatility affecting the equity markets. Increasing or higher interest rates could have an adverse effect on the results of those businesses.

We face a number of risks with respect to adverse future market or economic conditions. Financial markets in Europe, the United States and elsewhere may decline further or experience increased volatility, which could lead to a decline in merger and acquisition activity and capital markets transactions. Our net revenues would likely decline in those circumstances, and, if we were unable to reduce expenses at the same pace, our results of operations and financial condition would be adversely affected. In addition, adverse market or economic conditions could negatively affect our businesses and the estimates and assumptions used to determine the fair value of our reporting segments. In 2004 and 2003, we recorded no goodwill impairment charges, but we may record goodwill impairment charges in the future. Furthermore, future terrorist attacks, military conflicts and economic or political sanctions could have a material adverse effect on economic and market conditions, market volatility and financial activity, including in businesses in which we operate.

Private banking and asset management businesses

Unfavorable market or economic conditions could affect our private banking and asset management businesses by reducing sales of our investment products, such as mutual funds, and by reducing the volume of our asset management activities. In addition, because the fees we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces those values or increases the amount of withdrawals from those portfolios would reduce our commission and fee income. Even in the absence of a market downturn, below-market performance by our mutual funds and managed portfolios may result in increased withdrawals or reduced inflows, which would reduce the net revenues we receive from the asset management activities of our private banking and asset management businesses.

Investment banking business

Market and economic conditions continued to improve in 2004, with increased equity underwriting volumes and mergers and acquisitions and with fixed income markets generally remained favorable. Future economic weakness and market declines could, however, have a negative impact on the results of operations and financial condition of our investment banking business. In particular, adverse market or economic conditions could reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affect our financial advisory and underwriting fees, which are directly related to the number and size of the transactions in which we participate. In addition, market declines in Europe, the United States and elsewhere would likely lead to a decline in the volume of securities trades that we execute for customers and, therefore, continue to have an adverse effect on the net revenues we receive from commissions and spreads.

Private equity business

Adverse market or economic conditions could negatively affect our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak IPO markets. In certain circumstances, depending on the size of the investment, the nature of the company's problems or other factors, we may become involved in disputes or legal proceedings relating to the investment, and our reputation or our ability to sponsor private equity investment funds in the future could be adversely affected.

We may incur significant losses in the real estate sector
Our banking and investment banking businesses could be adversely affected by a downturn in the real estate sector. We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and originate loans secured by commercial, residential and multi-family properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including mortgage-backed and commercial mortgage-backed securities. Future unfavorable conditions in real estate markets and further potential writedowns on our legacy real estate portfolios would adversely affect our results of operations and financial condition.

Our revenues may decline in line with declines in certain sectors
Decreasing economic growth has reduced the net revenues of our investment banking business. In the past we have made, and in the future we may make, significant commitments to providing investment banking advisory and underwriting services to companies in certain sectors such as technology and telecommunications. Decreasing economic growth generally with respect to these and other sectors could negatively affect net revenues of our investment banking business in the future.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses at our private banking, banking and investment banking businesses. These businesses have sizeable loans and securities holdings and we face additional risk from concentrations of loans in our banking business to certain customers. Our net loan exposure amounted to CHF 149.2 billion, or 16.6%, of total assets and to CHF 143.6 billion, or 17.6%, of total assets, respectively, as of December 31, 2004 and 2003. Our three largest industry concentrations were: financial services, real estate companies and manufacturing, which represented, 12.8%, 8.9% and 5.3%, respectively, of total gross loans at December 31, 2004. A downturn in any of these sectors in the past has had, and in the future may have, an adverse effect on our results of operations and financial condition. For information relating to our loans by economic sector, refer to note 13 of the Combined Financial Statements.

Furthermore, risk concentrations could also expose our investment banking business to increased losses from other activities, such as arbitrage, market-making, block and proprietary trading, private equity and underwriting. The trend in all major capital markets is toward larger and more frequent commitments of capital. We have committed substantial amounts of capital to these businesses, which may require us to take large positions in the loans or securities of a particular company or companies in a particular sector, country or region, thereby increasing our related risk of loss due to our sizeable securities holdings.

Significant interest rate changes could affect our results of operations and financial condition
The level of our net interest income significantly affects the results of operations of our banking businesses. Interest rates are highly sensitive to many factors beyond our control. Changes in market interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. Accordingly, the level of net interest income from our banking businesses could decline as a result of mismatches between those assets and liabilities. In addition, increases in the interest rates at which short-term funding is available and maturity mismatches may adversely affect the results of operations of our banking businesses.

Our hedging strategies may not prevent losses
If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge that position by taking a short position in an asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, we may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk in the future. Unexpected market developments may also affect our hedging strategies. In addition, the manner in which gains and losses resulting from certain ineffective hedges are recorded may result in additional volatility in our reported earnings.

Market risk may increase the other risks that we face
In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while access to liquidity could be impaired. In conjunction with a market downturn, our customers and counterparties

could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them.

CREDIT RISK

We may suffer significant losses from our credit exposures

Our businesses are subject to the risk that borrowers and other counterparties will be unable to perform their obligations. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. These exposures may arise, for example, from:

- A decline in the financial condition of the counterparty;
- A decrease in the value of securities of third parties held by us as collateral;
- Entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us;
- Extending credit to our clients through loans or other arrangements;
- Executing trades that fail to settle at the required time due to systems failure or non-delivery by the counterparty; and
- Economic and political conditions beyond our control.

Banking businesses

Our banking businesses establish provisions for loan losses, which are reflected in the provision for credit losses on our income statement, in order to maintain our allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity's loan portfolio. For further information on potential problem loans, refer to "Notes on Risk Management – Credit Risks" in the 2004 Annual Report of Former Credit Suisse Bank and to "Risk Management – Credit Risk" in the Annual Report 2004 of Former Credit Suisse First Boston Bank, included in Annex II. Although management uses its best efforts to establish the provision for loan losses, that determination is subject to significant judgment, and our banking businesses may have to increase their provisions for loan losses in the future as a result of increases in non-performing assets or for other reasons. Refer to "Operating and Financial Review — Critical accounting policies — Contingencies and loss provisions." Any increase in the provision for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

Investment banking business

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased and may continue to increase in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. An increase in our investment bank's provisions for credit losses, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations and financial condition.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically

The credit environment in 2004 improved from that in 2003. However, we continue to have significant exposures to the credit quality of counterparties with which we conduct business. Recently, the credit environment has also been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

The information that we use to manage our credit risk may be inaccurate or incomplete

Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the credit or trading risks of a counterparty.

We may not have sufficient collateral to fully cover our exposure to potential credit losses
In cases where we have extended credit against collateral, we may find that we are under-secured, for example, as a result of sudden declines in market values that reduce the value of collateral.

CROSS BORDER AND FOREIGN EXCHANGE RISK

Cross border risks may increase market and credit risks we face
Country, regional and political risks are components of market risk as well as credit risk. Financial markets and economic conditions generally in Europe, the United States and elsewhere around the world have in the past been, and in the future may continue to be, materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. The political, economic or other circumstances of the countries in which we operate may have an adverse impact on our results of operations and financial condition.

We may face significant losses in emerging markets
As a global financial services company, we are exposed to economic instability in emerging market countries. We have adopted a lower risk profile for our emerging market operations. Our strategy includes improved risk monitoring, greater diversity in the sectors in which we invest and greater emphasis on customer driven business. Our efforts at containing emerging market risk, however, may not succeed.

Currency fluctuations may adversely affect our results of operations and financial condition
We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our insurance, investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations and financial condition. For information on foreign currency translation rates, refer to note 37 of the Combined Financial Statements.

LIQUIDITY RISK

Our liquidity could be impaired if we could not access the capital markets or sell our assets
Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business, which depend on continuous access to the debt capital and money markets to finance day-to-day operations. An inability to raise money in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. Such an inability could result from factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the financial services industry generally. Lenders could, however, develop a negative perception of our particular long-term or short-term financial prospects if:

- We incurred large trading or loan losses;
- A continuing market downturn caused the level of our business activity to decrease;
- Regulatory authorities took significant action against us; or
- We discovered serious employee misconduct or illegal activity.

If we were unable to borrow in the debt capital markets, or access the secured lending markets, we would need to liquidate assets, such as the readily marketable debt securities and other securities and investments held in our investment and trading portfolios, to meet our maturing liabilities. Certain market environments such as a market downturn, volatility or uncertainty could, however, adversely affect our ability to liquidate those assets. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition. In addition, our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our banking businesses may face asset liability mismatches

Our banking businesses meet most of their funding requirements using short-term funding sources, including primarily deposits, inter-bank loans, time deposits and cash bonds. However, a portion of our assets has medium- or long-term maturities, creating a potential for funding mismatches. Although a substantial number of depositors have, in the past, rolled over their deposited funds upon maturity and deposits have been, over time, a stable source of funding, this may not continue to occur. In that case, our liquidity position could be adversely affected, which could require us to use other methods to fund our obligations, such as raising money in the capital markets or through secured borrowings or asset sales. If other funding sources were not available to us at this time, we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans and investments as they arise.

Changes in our ratings may adversely affect our business and financial condition

Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs and limit our access to capital markets. Ratings are assigned by rating agencies, which may reduce or indicate their intention to reduce the ratings at any time. The rating agencies could also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. For more information relating to our credit ratings, refer to "Operating and Financial Review — Liquidity and capital resources." Any reduction in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions –particularly longer-term and derivatives transactions – and retain their current customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition.

OPERATIONAL RISK

We are exposed to a wide variety of operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, our businesses face a wide variety of operational risks. We face risks arising from organizational factors such as change of management and other personnel, data flow, communication, coordination and allocation of responsibilities. Policy and process risk arises from weakness in or non-compliance with policies and critical processes involving documentation, due diligence, adherence to credit limits, settlement and payment. Technology risk stems from dependencies on information technology and the telecommunications infrastructure and risks arising from e-commerce activities. We face risks arising from human error and external factors such as fraud. Finally, we face risks from physical threats to our and third-party suppliers' facilities or employees and business disruption; in particular, if there is a disruption in the infrastructure supporting our businesses and/or the areas where they or third-party suppliers are situated, such as interruptions in electrical, communications, transportation or other services, our ability to conduct our operations may be negatively impacted. Any such events could have an adverse effect on our results of operation and financial condition.

We may suffer losses due to employee misconduct

Our businesses are exposed to risk from potential non-compliance with policies such as those on loans, credit limits, securities transactions and settlements and payment processes. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and employee misconduct may occur. Misconduct by employees could include engaging in unauthorized activities or binding us to transactions that exceed authorized limits or present unacceptable risks, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective.

Our dependence on systems could expose us to losses

We may suffer losses caused by a breakdown in information, communication, transaction settlement, clearance and processing procedures. As a global bank, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

LEGAL AND REGULATORY RISKS

Our exposure to legal liability is significant

We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing. These risks involve disputes over the terms of transactions in which we act as principal, disputes concerning the adequacy or enforceability of documents relating to our transactions, potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions in which we act as underwriter, placement agent or financial advisor, potential liability for the "fairness opinions" and other advice we provide to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements and disputes over the independence of our research. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable.

We face risks relating to investment suitability determinations, disclosure obligations and performance expectations with respect to the products and services we provide, which could lead to significant losses or reputational damages. We have in place policies and practices to monitor and, to some extent, control the risks that may arise in delivering products or services to clients. Although we attempt to ensure that any investment or risk management product or service we provide to our clients is appropriate based on our relationships with that client, we may not succeed in doing so. Companies in our industry are increasingly exposed to claims for recommending investments that are not consistent with a client's investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, these claims could increase.

It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our Combined Financial Statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. For further information, refer to "The Bank — Legal proceedings and regulatory examinations" and "Operating and Financial Review — Critical accounting policies."

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the United States and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. In addition, the SEC and other federal and state regulators are increasingly scrutinizing complex, structured finance transactions and have brought enforcement actions against a number of financial institutions in connection with such transactions. In some of those actions, clients of the financial institutions are alleged to have engaged in accounting, disclosure or other violations of securities laws, and the financial institutions are alleged to have facilitated these improprieties by entering into transactions with the clients. While we have policies and procedures intended to ensure that all transactions, including structured transactions, into which we enter comply with applicable laws and regulations, it is possible that certain of these transactions could give rise to litigation or enforcement actions. Such proceedings could also result in serious reputational harm. US authorities and authorities in other jurisdictions have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. For a more complete description of our regulatory regime, refer to "Regulation and Supervision."

In recent years, we have experienced increased regulation of our activities as a result of anti-money laundering initiatives in a number of jurisdictions. For example, in 2001, the US Congress, or Congress, enacted the USA Patriot Act, or the Patriot Act, which imposed significant new record-keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. Certain specific requirements under the Patriot Act involve new compliance obligations. Final regulations pursuant to the Patriot Act have not been adopted in all of these areas. In another example, in 2002 the Congress adopted the Sarbanes-Oxley Act, which imposed a number of obligations on companies, including banks, subject to reporting obligations in the United States. More recently, in 2003 and 2004, the SEC has adopted a number of rules concerning mutual funds and asset management, and the Congress is currently considering legislation with respect to the activities of mutual funds. In addition, from 2002 to 2004, the EU adopted a number of directives under the Financial Services Action Plan that are designed to increase internal market integration and harmonization. These directives include the Market Abuse Directive, the Prospectus Directive, the Transparency Obligations Directive and the Markets in Financial Instruments Directive. Furthermore, Switzerland and other jurisdictions in which we operate have proposed or adopted regulations to strengthen prohibitions on money laundering and terrorist financing as well as tax evasion. For a more complete description of certain of these regulations, refer to "Regulation and Supervision." Similar or more severe measures may be adopted in the future.

In addition, Switzerland and the Swiss banking industry have in the past come under criticism for their laws and guidelines protecting the privacy of the customer, and such criticism may continue in the future.

We are exposed to risk of loss from legal and regulatory proceedings

The Bank and its subsidiaries, in particular those that operate in the Credit Suisse First Boston division, are subject to a number of legal proceedings, regulatory actions and investigations, including research analyst practices and certain IPO allocation practices, mutual fund investigations, and particular companies to which we have rendered services. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, refer to "The Bank — Legal proceedings and regulatory examinations."

Changes in our regulatory regime may affect our results of operations and capital requirements

Changes in laws, rules or regulations affecting the private banking, banking, investment banking and asset management businesses, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect our results. In June 2004, the Basle Committee on Banking Supervision of the Bank for International Settlements, or Basle Committee, approved significant changes to existing international capital adequacy standards and endorsed the publication of "International Convergence of Capital Measurement and Capital Standards, a revised Framework," the new capital adequacy framework commonly referred to as Basle II. However, certain aspects of these standards may potentially be refined in the course of 2005. Participating countries are currently in the process of modifying their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. We cannot predict at this time whether, or in what form, the new standards will be enacted through national legislations, or the effect that they would have on us or on our subsidiaries' capital ratios, financial condition or results of operations. In addition, on April 29, 2004, the Swiss Federal Banking Commission, or SFBC, formally announced that it intends to implement the new standards swiftly but subject to a "Swiss finish." Furthermore, the SFBC has indicated that it intends to implement the new standards for all Swiss banks. Therefore, in addition to the Bank itself, our private and retail banking subsidiaries may be required to comply with the new standards. Moreover, based on announcements from the SFBC, we currently expect that the Bank will be required to implement the SFBC's new standards no later than year-end 2007.

Legal restrictions on our clients may reduce the demand for our services

We may be materially affected not only by regulations applicable to us as a bank, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities. In 2002, the Congress passed the Sarbanes-Oxley Act, and the SEC, the New York Stock Exchange, or NYSE, and the National Association of Securities Dealers, or NASD, subsequently adopted rules that significantly alter the duties and obligations relating to, among other things, corporate governance and financial disclosure.

Most of these requirements are applicable to SEC-registered companies. To the extent private companies elect not to engage in IPOs in order to avoid being subject to these provisions, our equity new issuances business and our potential for exiting certain private equity investments may be adversely affected. In addition, these requirements, coupled with the current state of the economy, have diverted many companies' focus from capital markets transactions, such as securities offerings and acquisition or disposition transactions, and as long as such diversion exists our investment banking businesses may be adversely affected.

We are exposed to actions by employees
We are also subject to claims arising from disputes with employees for, among other things, alleged discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We have incurred significant legal expenses in defending against employee litigation and other adversarial proceedings, and we expect to continue to do so in the future. Actions by employees could have a negative impact on our results of operations and financial condition.

COMPETITION

We face increased competition due to consolidation and new entrants
We face intense competition in all financial services markets and for the products and services we offer. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. The European and US financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. In addition, new lower-cost competitors may enter the market, which may not be subject to capital or regulatory requirements and, therefore, may be able to offer their products and services on more favorable terms. Furthermore, United States federal financial reform legislation has significantly expanded the activities permissible for financial services firms in the United States. This legislation may accelerate consolidation, increase the capital base and geographic reach of our competitors and increase competition in the financial services industry, which could adversely affect our results of operations and financial condition.

Our competitive position could be harmed if our reputation is damaged
In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if we fail adequately to promote and market our products and services. Our reputation could be damaged if, as we increase our client base and the scale of our businesses, our comprehensive procedures and controls dealing with conflicts of interest fail, or appear to fail, to address conflicts of interest properly. In the United States, the SEC and state regulators have increased their review of potential conflicts of interest. Our reputation could in the future be damaged by, among other things, employee misconduct, a decline in or a restatement of or other corrections to our financial results, adverse legal or regulatory action or a downturn in financial markets or the financial services industry in general. The loss of business that could result from damage to our reputation could affect our results of operations and financial condition.

We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. We also compete for employees with companies outside the financial services industry. Such competition with non-financial services companies in particular is intensifying due to the fact that average compensation within our industry is decreasing, reflecting the current economic environment. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

Intense competition in all business segments could harm our results

Banking businesses

Competition in the banking markets is based on a number of factors, including products, pricing, distribution systems, customer service, brand recognition and perceived financial strength. Our private bank faces growing competition from the private banking units of other global financial services companies and from investment banks. There is increasing pressure due to competition from the substantial consolidation and innovations in product and service channels in recent years. We also face intense competition in the retail banking business, where the Swiss market is mature and demand for banking services depends, to a large extent, on the overall development of the Swiss economy. To compete effectively, our banking businesses must develop new products and distribution channels.

Investment banking business

Our investment banking operation competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. Investment banking has experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products or in certain markets. In addition, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating. Furthermore, our investment banking business faces competitive challenges from new trading technologies and alternative non-traditional trading systems, including the internet.

Asset management business

The asset management business faces competition from the asset management subsidiaries of major financial services companies, mutual fund managers and institutional fund managers in the United States and Europe. Despite the trend towards globalization in the industry, competition is most significant in individual geographic locations. To compete effectively, our asset management business must continue to develop a broad range of products aimed at both global and local markets and to improve its marketing channels.

We face competition from new trading technologies

Our private banking, investment banking and asset management businesses face competitive challenges from new trading technologies. Securities and futures transactions are now being conducted through the internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

ACQUISITION RISK

Acquisition of financial services businesses has been an important element of our strategy, and when appropriate we expect to consider additional acquisitions in the future. Even though we review the records of companies we plan to acquire, such reviews are inherently incomplete and it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses.

INTEGRATION RISK

We face the risk that we will not be able to integrate acquisitions into our existing operations effectively. Integration may be hindered by, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. If we are unable to address these challenges effectively, our results of operations and financial condition could be adversely affected.

Risk and Capital Management

The general risk management policy of Credit Suisse Group serves as the basis for the Bank's risk management. The process is designed to ensure that there are sufficient independent controls to assess, monitor and control risks in accordance with the Bank's control strategy and in consideration of industry best practices. The primary responsibility for risk management lies with the Bank's senior business line managers. They are held accountable for all risks associated with their businesses, including counterparty risk, market risk, liquidity risk, legal risk, operational risk and reputational risk.

The Bank believes that it has effective procedures for assessing and managing the risks associated with its business activities. The Bank cannot completely predict all market and other developments and the Bank's risk management cannot fully protect against all types of risks. Unforeseen market and other developments or unexpected movements or disruption in one or more markets can result in losses due to such events as adverse changes in inventory values, a decrease in liquidity of trading positions, greater earnings volatility or increased credit risk exposure. Such losses could have a material adverse effect on the Bank's results of operations.

We refer you to "Notes on Risk Management" in the 2004 Annual Report of Former Credit Suisse Bank and "Risk Management" in the Annual Report 2004 of Former Credit Suisse First Boston Bank, included in Annex II for a description of how we manage risk and for quantitative information on market risk.

SELECTED COMBINED FINANCIAL INFORMATION

The following Selected Combined Financial Information as of and for the years ended December 31, 2004 and 2003 has been derived from the Combined Financial Statements, which represent the results of Former Credit Suisse Bank and Former Credit Suisse First Boston Bank on a combined basis, as if such banks had been merged on January 1, 2003. For a more detailed presentation we refer you to Annex I. The Combined Financial Statements have been prepared in accordance with US GAAP. There has been no material adverse change in the financial condition of the Bank since December 31, 2004. Since the Bank's establishment, there have been no material interruptions in its overall business activities.

Combined statements of income

Year ended December 31, in CHF m	**2004**	2003
Interest and dividend income	**25,637**	23,419
Interest expense	**(18,363)**	(15,897)
Net interest income	**7,274**	7,522
Commissions and fees	**12,353**	11,939
Trading revenues	**3,495**	2,677
Realized gains/(losses) from investment securities, net	**10**	31
Other revenues	**2,638**	1,105
Total noninterest revenues	**18,496**	15,752
Net revenues	**25,770**	23,274
Provision for credit losses	**70**	550
Compensation and benefits	**11,650**	10,706
Other expenses	**7,679**	7,986
Restructuring charges	**(2)**	12
Total operating expenses	**19,327**	18,704
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**6,373**	4,020
Income tax expense	**1,106**	1,087
Dividends on preferred securities for consolidated entities	**0**	5
Minority interests, net of tax	**1,113**	101
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	**4,154**	2,827
Income from discontinued operations, net of tax	**0**	19
Extraordinary items, net of tax	**0**	5
Cumulative effect of accounting changes, net of tax	**(16)**	(78)
Net income	**4,138**	2,773

Combined balance sheets

December 31, in CHF m	2004	2003
Assets		
Cash and due from banks	**17,706**	15,236
Interest-bearing deposits with banks	**3,540**	3,831
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**267,156**	257,496
Securities received as collateral	**20,033**	14,824
Trading assets (of which CHF 110,041 m and CHF 107,413 m encumbered)	**331,005**	285,152
Investment securities (of which CHF 1,941 m and CHF 1,687 m encumbered)	**13,427**	19,335
Other investments	**9,167**	3,111
Real estate held for investment	**429**	615
Loans, net of allowance for loan losses of CHF 2,697 m and CHF 4,154 m	**149,195**	143,614
Premises and equipment	**4,777**	5,091
Goodwill	**9,118**	9,862
Intangible assets	**478**	583
Other assets (of which CHF 4,785 m and CHF 2,644 m encumbered)	**72,555**	58,912
Total assets	**898,586**	817,662
Liabilities and shareholder's equity		
Deposits	**287,341**	252,079
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**239,787**	236,826
Obligation to return securities received as collateral	**20,033**	14,824
Trading liabilities	**149,935**	155,303
Short-term borrowings	**20,378**	16,606
Long-term debt	**90,050**	73,657
Other liabilities	**61,794**	45,456
Preferred securities	**0**	154
Minority interests	**7,200**	2,006
Total liabilities	**876,518**	796,911
Common shares	**4,400**	4,400
Additional paid-in capital	**18,736**	19,499
Retained earnings	**5,372**	1,745
Treasury shares, at cost	**(3,131)**	(2,431)
Accumulated other comprehensive income/(loss)	**(3,309)**	(2,462)
Total shareholder's equity	**22,068**	20,751
Total liabilities and shareholder's equity	**898,586**	817,662

Capital adequacy

December 31, in CHF m, except where indicated	2004
Tier 1 capital	**19,247**
of which non-cumulative perpetual preferred securities	**1,005**
Tier 1 ratio	**10.7%**
Total capital	**30,563**
Total capital ratio	**17.0%**

See note 35 of the Combined Financial Statements for additional information relating to the Bank's capital adequacy.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the information set forth under Selected Combined Financial Information herein and the Combined Financial Statements of the Bank included in Annex I. The Combined Financial Statements have been prepared in accordance with US GAAP.

The Bank is a product of the merger of the Former Credit Suisse Bank and the Former Credit Suisse First Boston Bank, which have been merged on May 13, 2005. The Combined Financial Statements for the Bank have been prepared as of and for the years ended December 31, 2004 and 2003, as if the merger occurred as of January 1, 2003, and are based on the merged banks' audited historical consolidated financial statements, with conforming adjustments to give effect to the merger. The Combined Financial Statements do not purport to represent what the Bank's results of operations actually would have been had the merger in fact occurred on January 1, 2003, or to project the Bank's results of operations for any future date or period.

Combined Financial Statements of the Bank for the year ended December 31, 2002 have not been presented; however, substantially all of the Bank's operations are conducted through the Credit Suisse and Credit Suisse First Boston divisions and their respective segments. Such divisions and segments were not affected by the merger. Accordingly, the results of the Bank's segments for the years ended December 31, 2004, 2003 and 2002 are presented and discussed below.

Overview

In 2004, a mixed market environment, a weakening US dollar, higher commodity prices and geopolitical issues affected all of the Bank's businesses. Although the markets regained some momentum towards the end of the fourth quarter, volatility remained low relative to historical norms. However, the businesses responded well to the changing environment and the Bank reported higher net income for the year 2004, with particularly strong results in Private Banking and Corporate & Retail Banking, and improvements in Institutional Securities and Wealth & Asset Management.

In 2002 and 2003, we focused on efficiency and returning our core businesses to profitability, maintaining leading positions in key markets and building our client franchise. In 2003, we also completed the sale of Pershing, our clearing and execution platform. In addition, in 2003 market and economic conditions generally improved, but remained challenging and very competitive.

Our results of operations are affected, to a greater or lesser degree, by a variety of factors, including, among others, general economic and market conditions, exchange rate fluctuations, competition within the financial services industry, and government policy, legislation and regulation. In addition, acquisitions, dispositions and changes in the structure of our business have affected our results from year to year. For a discussion of additional factors that may affect our results of operations, we refer you to "The Bank — Factors that may affect our results of operations."

The Combined Financial Statements are prepared in Swiss francs. Changes in currency exchange rates between the Swiss franc and the US dollar and other major currencies may have an effect on our results. Changes in exchange rates between the Swiss franc and other currencies may affect our results for investments denominated in those currencies.

In addition, because Credit Suisse First Boston is managed in US dollars, changes in the US dollar/Swiss franc foreign exchange rate may have a material impact on our results. The US dollar weakened 8% and 13% against the Swiss franc in 2004 and 2003, respectively, adversely affecting revenues and favorably impacting expenses when translated into Swiss francs.

We face intense competition in all aspects of our business. Consolidation, both in the form of mergers and acquisitions and by means of alliances and cooperation, is increasing competition. New competitors, including internet-based financial services providers and non-financial companies, are entering the market. This competition has resulted in increased pressure on margins and pressure on us to reduce costs, particularly as our competitors seek to win market share. As a result, we are altering the types of products we offer and the methods by which we distribute them, we are continuing to look at new ways of distributing our products and we are striving to reduce and control costs. This may affect the results of operations of our different businesses.

Changes in government policy or legislation and the policies, rules or regulations of supervisory authorities related to companies in the financial services, securities and banking industries in any of the jurisdictions in which we are active may affect our results of operations. These include possible changes in the tax, accounting, legal and regulatory treatment of financial products and services, pension arrangements and policies, reserve or capital levels and restrictions on certain banking activities and non-banking activities. They may affect our existing and future business by, for example, requiring us to alter our range of products and services, redesign our technology or other systems, maintain higher levels of capital or refrain from engaging in certain businesses. Additional regulatory oversight has increased costs on our existing businesses and put pressure on the margins of new business.

Our businesses are involved in a number of legal proceedings, regulatory actions and investigations. For further information relating to legal and regulatory proceedings, we refer you to "The Bank — Legal proceedings and regulatory examinations."

Critical accounting policies

In preparing the financial statements that are included in the Combined Financial Statements in accordance with US GAAP, management is required to make certain accounting estimates to ascertain the valuation of assets and liabilities. These estimates are based upon judgment and the information available at the time, and as a result actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the Combined Financial Statements are prudent, reasonable and consistently applied.

Significant accounting policies and a discussion of new accounting pronouncements are disclosed in notes 1 and 2 of the Combined Financial Statements in the Annex. The Bank believes that the critical accounting policies discussed below involve the most complex judgments and assessments.

FAIR VALUE

As is the normal practice in the financial services industry, the values we report in the Combined Financial Statements with respect to financial instruments owned and financial instruments sold not yet purchased are in many cases based on fair value, with related unrealized and realized gains or losses included in the Combined Statements of Income.

Fair values may be determined objectively, as is the case for exchange-traded instruments, for which quoted prices in price-efficient and liquid markets generally exist, or as is the case where the fair value of a financial instrument is derived from actively quoted prices or pricing parameters or alternative pricing sources with a reasonable level of price transparency. For financial instruments that trade infrequently and have little price transparency, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument. In such circumstances, valuation is determined based on management best estimate of fair value. In addition, valuation of instruments that are ordinarily based on quoted prices may be distorted in times of market dislocation.

Valuation process

The fair value of the majority of our financial instruments is based on quoted market prices in active markets or observable market parameters, or is derived from such prices or parameters. Such instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, most mortgage-backed securities and listed equities.

In addition, we hold financial instruments that are thinly traded or for which no market prices are available, and which have little or no price transparency. These include certain high-yield debt securities, distressed debt securities, certain mortgage-backed and asset-backed securities, certain CDOs and non-traded equity securities. Valuation techniques for certain of these instruments are described more fully below.

For certain high-yield debt securities that are thinly traded, are not quoted or for which market prices are not available, we adopt a more subjective valuation approach based on recent disposals in the market, taking into account changes in the creditworthiness of the issuer, and using internal and external valuation models to derive yields reflecting the perceived risk of the issuer or country rating and the maturity of the security. In the absence of direct quotes for a particular high-yield debt security, bonds with a similar coupon and maturity and within the same industry and credit rating are used as a benchmark.

Controls over the fair valuation process

Control processes are applied to ensure that the fair value of the financial instruments reported in our Combined Financial Statements, including those derived from pricing models, are appropriate and determined on a reliable basis. The Bank determines fair value using observable market prices or market-based parameters whenever possible. In the absence of observable market prices or market-based parameters in an active market, observable prices or market-based parameters of comparable market transactions, or other observable data supporting an estimation of fair value using a valuation model at the inception of a contract, fair value is based on the transaction price. Control processes are designed to assure that the valuation approach utilized is appropriate and the assumptions are reasonable.

These control processes include the review and approval of new instruments, review of profit and loss at regular intervals, risk monitoring and review, price verification procedures and reviews of models used to estimate the fair value of financial instruments by senior management and personnel with relevant expertise who are independent of the trading and investment functions.

The Bank also has agreements with certain counterparties to exchange collateral based on the fair value of derivatives contracts. Through this process, one or both parties provide the other party with the fair value of these derivatives contracts in order to determine the amount of collateral required. This exchange of information provides additional support for valuation of certain derivatives contracts. As part of the Bank's over-the-counter, or OTC, derivatives business, the Bank and other participants provide pricing information to aggregation services that compile this data and provide this information to subscribers. This information is considered in the determination of fair value for certain OTC derivatives.

For further discussion of the Bank's risk management policies and procedures, refer to "Notes on Risk Management" in the 2004 Annual Report of Former Credit Suisse Bank and to "Risk Management" in the Annual Report 2004 of Former Credit Suisse First Boston Bank included in Annex II.

Trading assets

The Bank's trading assets consist of interest bearing securities and rights, equity securities, derivatives held for trading purposes or for risk management purposes that do not qualify for hedge accounting, traded mortgages and other trading assets, and are recorded at fair value. Interest bearing securities and rights include debt securities, commercial and residential mortgage and other asset-backed securities, collateralized debt obligations and money market instruments. Equity securities include equities, convertible bonds and separately managed funds.

The majority of our positions in debt securities consists of federal government debt obligations of Switzerland, cantonal or local governmental entities or other countries and investment-grade corporate debt securities, and also includes mortgage-backed or other asset-backed securities, all of which are issued in both developed and emerging markets. For debt securities for which market prices are not available, the valuation is based on yields reflecting the perceived risk of the issuer or country rating and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Commercial mortgage whole loans and certain residential mortgage whole loans held-for-sale are carried at the lower of aggregate cost or fair value. Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities that are not based on quoted market prices or prices at which similarly structured and collateralized securities trade between dealers and to and from customers are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

CDOs and collateralized bond obligations are structured securities based on underlying portfolios of asset-backed securities, certain residential and mortgage securities, high-yield and investment grade corporate bonds, leveraged loans and other debt obligations. These instruments are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived subjectively, using valuation models to calculate the internal rate of return of the estimated cash flows.

Valuations of money market instruments are generally based on market prices or market parameters, and therefore require less judgment.

The majority of our positions in equities are traded on public stock exchanges, for which daily quoted market prices are available. Preferred shares are equity instruments that usually have a defined dividend and are traded publicly either OTC or on recognized exchanges. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations.

Convertible bonds are generally valued using direct pricing sources; however we hold positions in a small number of convertible bonds for which no direct prices are available. For such convertible bonds, we typically use a subjective approach to valuation using internal and external models, for which the key input parameters include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates, and equity market volatility.

The fair values of positions in separately managed funds, which include debt and equity securities, are determined on a regular basis by independent fund administrators. As valuations are not provided on a daily basis, models are used to estimate changes in fair value between such determination dates.

Our positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair value of exchange-traded derivatives is typically derived from the observable exchange price and/or observable market parameters. Our primary exchange-traded derivatives include futures and certain option agreements. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equities and credit instruments. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. The input parameters include those characteristics of the derivative that have a bearing on the economics of the instrument and market parameters. In well-established derivatives markets, the Black-Scholes model is widely used to calculate the fair value of many types of options.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required input parameters are observable in the marketplace. The pricing of these instruments is referred to as "direct." For other more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as "indirect." Specific areas of subjectivity include estimating long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing assumptions and liquidity are also considered as part of the valuation process. Under US GAAP, we do not recognize a dealer profit, or day one profit, (unrealized gain at inception of a derivative transaction) unless the valuation underlying the unrealized gain is evidenced by (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique. The deferred profit is linearly amortized over either the life of the derivative or the period until which observable data is available.

For further information on the fair value of derivatives as of December 31, 2004 and 2003, see "Derivatives" in this section and note 28 of the Combined Financial Statements.

Investment securities recorded at fair value

Investment securities recorded at fair value include debt and equity securities classified as available-for-sale. The majority of debt and equity securities are quoted on public exchanges or liquid OTC markets where the determination of fair value involves relatively little judgment. These instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. As discussed in note 1 of the Combined Financial Statements, recognition of an impairment loss on investment securities is recorded if a decline in fair value below carrying value is considered to be other than temporary. The risks inherent in the assessment methodology for impairments include the risk that market factors may differ from our expectations, that we may decide to sell a security for unforeseen liquidity needs, or that the credit assessment or equity characteristics may change from our original assessment.

Other assets and liabilities recorded at fair value

The Bank's other assets and liabilities include items for which the determination of fair value is generally more subjective, including private equity investments and loans held-for-sale.

Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments are valued based upon readily available market quotes with appropriate adjustments for liquidity as a result of holding large blocks and/or having trading restrictions. Private securities, which generally have no readily available market or may be otherwise restricted as to resale, are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analysis.

Funds managed by the Bank are partnerships and related direct investments for which the Bank acts as the fund's advisor and makes investment decisions. Funds managed by the Bank principally invest in private securities and, to a lesser extent, publicly traded securities and fund of fund partnerships. The fair value of our investments in Bank-managed fund of funds partnerships is based on the valuation received from the underlying fund manager. Direct investments are generally debt and equity securities that are not made through or "side by side" with Bank-managed funds and consist of public and private securities. Reported under Bank-managed funds are balances relating to the consolidation of private equity funds under Financial Accounting Standards Board, or FASB, Interpretation No.46, or FIN 46, as revised, or FIN 46R, for the first time in 2004. For further details relating to consolidation of variable interest entities, or VIEs, refer to note 31 in the Combined Financial Statements. Other funds consist of investments in funds associated with the issuance of new structured products, for which other Bank entities act as investment advisor. The consolidation of private equity funds and structured product issuance activity accounted for a significant portion of the increase in the fair value of private equity investments. Funds managed by third parties are investments by the Bank in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund.

The held-for-sale loan portfolio primarily includes residential and commercial mortgage loans that are either purchased or originated with a sole intent to securitize. Other loans held-for-sale are recorded in *Other assets* and are carried at the lower of cost or fair value. The commercial real estate loans are valued using origination spreads, incorporating loan-to-value ratios, debt service coverage ratios, geographic location, prepayment protection, and current yield curves. In addition, current written offers or contract prices are considered in the valuation process.

CONTINGENCIES AND LOSS PROVISIONS

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events.

Litigation contingencies

From time to time, the Bank and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting the Combined Financial Statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. For a discussion of legal proceedings, see "The Bank — Legal proceedings and regulatory examinations."

Allowances and provisions for losses

As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit and as a result of counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty's obligation. We maintain allowances for loan losses, as discussed in notes 1 and 13 of the Combined Financial Statements, which we consider adequate to absorb credit losses existing at the balance sheet date. These allowances are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loan loss allowance
The inherent loss allowance is for all credit exposures not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions, and internal risk ratings. During 2003, we refined the inherent loss reserving methodology applied to the Institutional Securities segment to provide more weight to the effects of the current economic environment on its credit portfolio than was used previously. The refined methodology for this segment adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. We consider the volatility of default probabilities; rating changes; the magnitude of the potential loss; internal risk ratings; geographic, industry and other environmental factors; and imprecision in the methodologies and models we use to estimate credit risk. We also consider overall credit risk indicators, such as trends in internal risk-rated exposures, classified exposure, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. Our current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures are also important factors.

Significant judgment is exercised in our evaluation of these factors; for example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used, and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to our specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable credit losses inherent in the portfolio could have a direct impact on the provision and could result in a change in the allowance.

Specific loan loss allowances
We make provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. Our analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty's overall financial condition, resources and payment record, the extent of the Bank's other commitments to the same counterparty and prospects for support from any financially responsible guarantors. For further information on specific loan loss allowances, refer to notes 1 and 13 of the Combined Financial Statements.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to properly evaluate the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information, for example, relating to the counterparty, collateral or guarantee that is available at the time of our assessment. Significant judgment is exercised in determining the amount of the provision. Wherever possible, we use independent, verifiable data or our own historical loss experience in our models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loans policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to "Notes on Risk Management" in the 2004 Annual Report of Former Credit Suisse Bank and "Risk Management" in the Annual Report 2004 of Former Credit Suisse First Boston Bank included in Annex II.

GOODWILL IMPAIRMENTS

As a result of acquisitions, the Bank has recorded goodwill as an asset on its combined balance sheet, the most significant components of which relate to the acquisition of Donaldson, Lufkin & Jenrette, Inc. Goodwill was CHF 9.1 billion and CHF 9.9 billion as of December 31, 2004 and 2003, respectively. The recorded balance of goodwill is reviewed for possible impairments on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, we assess each reporting unit individually. Reporting units equal the Bank's operating segments. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining fair value of reporting units include, among other things, an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in the Bank's share price and those of competitors; estimates of the Bank's future earnings potential; and the level of interest rates.

Estimates of the Bank's future earnings potential and that of the reporting units involves considerable judgment, including managements view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Bank's segments may result in a goodwill impairment charge in the future.

During 2004 and 2003, no goodwill impairment charges were recorded.

INCOME TAXES

Deferred tax valuation allowances

Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the balance sheet date.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Periodically, management evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The estimate of future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond our control. Substantial variance of actual results from estimated future taxable profits, or changes in our estimate of future taxable profits, could lead to changes in deferred tax assets being realizable or considered realizable, and would require a corresponding adjustment to the valuation allowance.

As of December 31, 2004 and 2003, the Bank had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The Combined Balance Sheets as of December 31, 2004 and 2003 included gross deferred tax assets of CHF 5.7 billion and CHF 5.9 billion, respectively, and gross deferred tax liabilities of CHF 0.7 billion and CHF 1.0 billion, respectively. Due to uncertainty concerning our ability to generate the necessary amount and mix of taxable income in future periods, we recorded a valuation allowance against our deferred tax assets in the amount of CHF 1.1 billion and CHF 1.0 billion as of December 31, 2004 and 2003, respectively, which related primarily to deferred tax assets on net operating loss carryforwards.

For further information on deferred tax assets, refer to note 24 of the Combined Financial Statements.

Tax contingencies

Significant judgment is required in determining the effective tax rate and in evaluating certain tax positions. The Bank accrues for tax contingencies when, despite the belief that its tax return positions are fully supportable, certain positions could be challenged and the Bank's positions may not be fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

PENSION PLANS

The Bank covers pension requirements for its employees in Switzerland through participation in a defined benefit pension plan sponsored by Credit Suisse Group. Various legal entities within the Credit Suisse Group participate in the plan, and the plan is set up as an independent trust domiciled in Zurich. The Credit Suisse Group accounts for the plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, projected benefit obligation, accumulated benefit obligation, and the related amounts recognized in the balance sheet. The Credit Suisse Group is also required to recognize a minimum pension liability in other comprehensive income to the extent that the accumulated benefit obligation exceeds the fair value of plan assets and unrecognized prior service cost.

The Bank accounts for the defined benefit pension plan sponsored by the Credit Suisse Group as a multiemployer pension plan because other legal entities within the Credit Suisse Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entitles and can be used to provide benefits to any employee of any participating legal entity. The Bank's contributions to the multiemployer plan comprise approximately 90% of the total assets contributed to the plan by all participating legal entities on an annual basis. The Bank accounts for the multiemployer plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to the plan are recognized by the Bank.

The Bank covers pension requirements in non-Swiss, or international, locations through the participation in various pension plans, which are accounted for as single-employer defined benefit pension plans or defined contribution pension plans.

The Bank's funding policy with respect to the multiemployer plan and the international single-employer defined benefit and defined contribution pension plans is consistent with local government and tax requirements. For the multiemployer plan, the Bank contributed and recognized as expense approximately CHF 245 million and CHF 285 million for 2004 and 2003, respectively. If the Bank had accounted for the multiemployer plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2004 and 2003 would have been lower by approximately CHF 195 million and CHF 125 million, respectively. The Bank expects to contribute CHF 230 million to the multiemployer plan during 2005. For the international single-employer defined benefit pension plans, the Bank contributed CHF 480 million and CHF 130 million during 2004 and 2003, respectively, and recognized net periodic pension expense of CHF 83 million and CHF 145 million during 2004 and 2003, respectively. The Bank expects to contribute CHF 180 million to the international single-employer defined benefit plans during 2005. For the defined contribution plans, the Bank contributed and recognized as expense CHF 272 million and CHF 110 million for 2004 and 2003, respectively. The Bank's contributions to defined contribution pension plans is linked to the return-on-equity of the respective segments, and as a result, the amount of the Bank's contribution may differ materially from year to year.

As of September 30, 2004, the projected benefit obligations of the multiemployer plan was CHF 10.2 billion. The projected benefit obligation includes an amount related to future salary increases of CHF 548 million, and on the basis of the accumulated benefit obligation, which is defined as the projected benefit obligation less the amount related to future salary increases, the under-funded status of the plan amounted to CHF 285 million. If the Bank had accounted for the multiemployer plan as a defined benefit plan, the Bank would have had a minimum pension liability of CHF 463 million and CHF 246 million recognized in accumulated other comprehensive income, net of tax, as of December 31, 2004 and 2003, respectively. As of September 30, 2004, the projected benefit obligation of the international single-employer defined benefit pension plans was CHF 2.1 billion. The projected benefit obligation includes an amount related to future salary increases of CHF 160 million, and on the basis of the accumulated benefit obligation, the under-funded status of the plans amounted to CHF 283 million. The Bank had a minimum pension liability of CHF 320 million and CHF 318 million recognized in accumulated other comprehensive income, net of tax, as of December 31, 2004 and 2003, respectively.

The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and discount rate as determined by the Bank. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Bank may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants.

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and the Bank's investment strategy. As of the measurement date of September 30, 2004, if the Bank had accounted for the multiemployer plan as a defined benefit plan, the expected long-term rate of return on plan assets would have been 5.0%. As of the measurement date of September 30, 2004, the weighted-average expected long-term rate of return on plan assets for the international single-employer defined benefit pension plans was 7.5%. The estimate of the expected long-term rate of return on plan assets is particularly subjective since the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns.

At the measurement date of September 30, 2004, the plan assets for the multiemployer pension plan were allocated 18.1% to equities, 45.9% to debt securities, 19.0% to real estate, 11.9% to liquidity and 5.2% to alternative investments. The target asset allocation of the plan assets for the multiemployer plan is 20% to equities, 40% to debt securities, 20% to real estate, 15% to liquidity and 5% to alternative investments. At the measurement date of September 30, 2004, the plan assets for the international single-employer defined benefit pension plans were allocated 52.9% to equities, 20.8% to debt securities, 3.0% to insurance, 1.3% to real estate, 11.5% to liquidity and 10.5% to alternative investments. The target asset allocation of the plan assets for the international single-employer defined benefit pension plans is 60% to equities, 20% to debt securities, 5% to insurance, 5% to real estate and 10% to alternative investments.

The discount rate used in determining the benefit obligation and net periodic pension cost is based either upon high-quality corporate bond rates or government bond rates adjusted to include a risk premium in order to approximate high-quality corporate bond rates. As of the measurement date of September 30, 2004, if the Bank had accounted for the multiemployer plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 3.75%. As of the measurement date of September 30, 2004, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans was 5.6% and 5.7%, respectively.

The Bank does not recognize any amortization of unrecognized actuarial losses for the multiemployer pension plan. Unrecognized actuarial losses related to the international single-employer defined benefit pension plans are amortized to expense over the average remaining service period of active employees expected to receive benefits of the plan. The expense associated with the amortization of unrecognized net actuarial losses for the years ended December 31, 2004 and 2003 was CHF 34 million and CHF 26 million, respectively. The amortization of unrecognized actuarial losses for the year ending December 31, 2005, which is assessed at the beginning of the plan year, is expected to be CHF 53 million. The amount by which the actual return on plan assets differs from the Bank's estimate of the expected return on those assets further impacts the amount of net unrecognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2005.

For further information with respect to the Bank's pension benefits associated with the multiemployer plan and international single-employer defined benefit and defined contribution pension plans, refer to note 26 of the Combined Financial Statements.

The Bank

The Bank recorded net income of CHF 4,138 million for the year ended December 31, 2004, compared to CHF 2,773 million for the year ended December 31, 2003.

Net revenues increased 11%, from CHF 23.3 billion to CHF 25.8 billion, primarily as result of growth in commissions and fees and trading revenues. In addition, 2004 revenues reflect significant gains on disposal of private equity investments, gains on legacy investments, as well as minority interest-related revenues relating to the consolidation of certain private equity funds under FIN 46R. This consolidation did not affect net income as the increases to net revenues and expenses were offset by an equivalent increase in minority interests.

Net interest income decreased 3% to CHF 7.3 billion compared to 2003, while commissions and fees increased 3% to CHF 12.4 billion. Trading revenues increased 31% compared to 2003 to CHF 3.5 billion. Other revenues increased from CHF 1.1 billion to CHF 2.6 billion primarily as a result of gains on legacy investments and the consolidation of certain private equity funds.

As a result of a continued favorable credit environment and a significant release related to the sale of an impaired loan, provision for credit losses decreased from CHF 550 million in 2003 to CHF 70 million in 2004.

Total operating expenses increased 3% from CHF 18.7 billion in 2003 to CHF 19.3 billion in 2004. Of this overall increase, CHF 944 million was a result of higher compensation costs, primarily reflecting increased incentive compensation costs, higher salaries – mainly due to increased headcount – and increased severance costs. The 2003 compensation and benefits expense was positively impacted by the introduction of three-year vesting for future stock awards. A reduction of CHF 307 million in other expenses partially resulted from lower depreciation expenses in 2004 and a CHF 270 million pre-tax impairment of acquired intangible assets in the high-net-worth asset management business in 2003. This was offset by increased commission expenses as a consequence of higher trading activities.

Income tax expense was unchanged at approximately CHF 1.1 billion. The effective tax rate, adjusted to exclude non-taxable income arising from investments of CHF 1,072 million that are required to be consolidated under FIN 46R, was 25% in 2004, which included the positive impact of the release of CHF 213 million of tax contingency accruals relating to the favorable resolution of tax matters.

Minority interests, net of tax increased from CHF 101 million in 2003 to CHF 1.1 billion in 2004, primarily as a result of the consolidation of certain private equity funds under FIN 46R.

Income from discontinued operations, net of tax, of CHF 19 million in 2003 related to Pershing LLC, the Bank's clearing and execution business, which was sold to The Bank of New York Company, Inc. effective May 1, 2003.

Cumulative effect of accounting changes, net of tax, of CHF 16 million in 2004 related to the adoption of FIN 46R. The charge of CHF 78 million in 2003 was the result of the adoption of Statement of Financial Accounting Standards, or SFAS, No. 143 and FIN 46.

Total assets increased by CHF 80.9 billion, or 10%, to CHF 898.6 billion at December 31, 2004 compared to CHF 817.7 billion at December 31, 2003. The increase in total assets was driven mainly by increased trading securities of CHF 45.9 billion as a result of increased holdings of debt securities. In addition, other investments almost tripled from CHF 3.1 billion in 2003 to CHF 9.2 billion in 2004 due to the consolidation of certain private equity funds as a result of the adoption of FIN 46R and to holdings of new structured investment products, and other assets increased CHF 13.6 billion, largely as a result of higher brokerage receivables. The increase in total liabilities was due mainly to an increase in long-term debt of CHF 16.4 billion, or 22%, mainly due to the issuance of new structured investment products, a CHF 35.3 billion, or 14.0%, increase in deposits and a CHF 16.3 billion, or 35.8%, increase in other liabilities.

Differences in the results of operations of the Bank and its segments

Substantially all of our operations are conducted through the Credit Suisse and Credit Suisse First Boston divisions.

The following operating and financial reviews discuss the results of operations of the two divisions and their respective segments. Our Combined Financial Statements also include financial information that is not reflected in the financial information of the divisions or any of these segments. In addition, we incur various costs that support Credit Suisse Group activities that are not associated with the Credit Suisse and Credit Suisse First Boston divisions and their segments.

Certain other assets, liabilities and results of operations that are associated with the Credit Suisse and Credit Suisse First Boston divisions and their respective segments are not included in the Combined Financial Statements, including certain banking and private equity activities. The extent to which activities of this kind give rise to differences between our aggregate assets, liabilities and results of operations and those of Credit Suisse and Credit Suisse First Boston and their segments can be considerable. See note 5 of the Combined Financial Statements for more information.

Credit Suisse Division

The Credit Suisse division is a leading provider of comprehensive financial services in Switzerland and a large number of other markets worldwide. The division offers investment and lending products as well as financial advisory services for private and corporate clients.

For information relating to the services provided by Credit Suisse, refer to "The Bank — Credit Suisse."

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse. It also transferred its Private Client Services UK business from Wealth & Asset Management to Private Banking. The results for all periods presented have been restated to reflect these transfers.

The following table presents selected information of Credit Suisse:

Year ended December 31, in CHF m	2004	2003	2002
Net revenues	**10,518**	9,792	8,675
Total operating expenses	**6,194**	6,157	6,779
Net income	**3,374**	2,522	887
Cost/income ratio	**58.9%**	62.9%	78.1%
Return on average allocated capital	**40.7%**	31.7%	11.4%
Average allocated capital	**8,335**	8,001	7,908

The following table presents selected other data of Credit Suisse:

December 31	2004	2003	2002
Assets under management in CHF bn	**593.0**	564.9	516.3
Number of employees (full-time equivalents)	**20,656**	20,329	22,248

PRIVATE BANKING

The following table presents the results of the Private Banking segment:

Year ended December 31, in CHF m	2004	2003	2002
Net interest income	**1,932**	1,525	1,476
Commissions and fees	**4,732**	4,274	4,375
Trading revenues including realized gains/(losses) from investment securities, net	**374**	507	79
Other revenues	**132**	193	82
Total noninterest revenues	**5,238**	4,974	4,536
Net revenues	**7,170**	6,499	6,012
Provision for credit losses	**(6)**	12	62
Compensation and benefits	**2,095**	2,051	2,215
Other expenses	**2,050**	1,942	2,107
Restructuring charges	**(2)**	12	17
Total operating expenses	**4,143**	4,005	4,339
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**3,033**	2,482	1,611
Income tax expense	**541**	532	397
Minority interests, net of tax	**19**	15	15
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	**2,473**	1,935	1,199
Income/(loss) from discontinued operations, net of tax	**0**	1	(35)
Extraordinary items, net of tax	**0**	7	17
Cumulative effect of accounting changes, net of tax	**0**	(7)	0
Net income	**2,473**	1,936	1,181

The following table presents key information of the Private Banking segment:

Year ended December 31	2004	2003	2002
Cost/income ratio	**57.8%**	61.6%	72.2%
Gross margin	**133.7 bp**	133.3 bp	120.4 bp
of which asset-driven	**81.9 bp**	77.2 bp	79.7 bp
of which transaction-driven	**45.0 bp**	45.5 bp	34.5 bp
of which other	**6.8 bp**	10.6 bp	6.2 bp
Net margin	**46.5 bp**	40.0 bp	23.9 bp
Net new assets in CHF bn	**26.4**	17.9	19.1
Average allocated capital in CHF m	**3,331**	2,973	2,851

The following table outlines selected balance sheet and other data of the Private Banking segment:

December 31	2004	2003	2002
Assets under management in CHF bn	**539.1**	511.3	465.1
Total assets in CHF bn	**188.7**	174.9	176.4
Number of employees (full-time equivalents)	**12,342**	11,850	12,967

Year ended December 31, 2004 compared to year ended December 31, 2003

Private Banking reported net income of CHF 2,473 million for 2004, up CHF 537 million, or 28%, compared to 2003. Net revenues increased by CHF 671 million, or 10%, to CHF 7,170 million for 2004. This increase in net revenues was driven mainly by higher net interest income as a result of increased lending volumes and higher dividend income. The year 2004 also benefited from the increased average asset base, generating higher asset-based commissions. In addition, commissions and fees increased as a result of higher transaction-related commissions such as brokerage and product issuing fees.

Provision for credit losses declined by CHF 18 million to a net recovery of CHF 6 million in 2004, reflecting a favorable credit environment.

Total operating expenses amounted to CHF 4,143 million in 2004, up CHF 138 million, or 3%, compared to 2003. This increase in total operating expenses was driven mainly by higher commission expenses – related to increased commission income – and a rise in performance-related compensation reflecting the improved result. Higher expenses attributable to the targeted expansion of Private Banking's distribution capabilities, particularly in its international operations, were more than offset by ongoing cost containment and efficiency improvements. Private Banking recorded a cost/income ratio of 57.8% for 2004, down 3.8 percentage points compared to 2003.

The Private Banking segment's income tax rate in 2004 amounted to 18% compared to 21% in 2003, benefiting from higher dividend income with a reduced tax rate and the release of tax contingency accruals following the favorable resolution of open matters.

Private Banking reported net new assets of CHF 26.4 billion for 2004, representing an annual growth rate of 5.2%, exceeding the mid-term target of 5.0%. Private Banking continued to achieve healthy inflows from Asia and the European onshore market, recording double-digit growth rates. In 2004, the gross margin on average assets under management amounted to 133.7 basis points, virtually unchanged from the high level in 2003. The gross margin in 2004 also reflected an increase in its asset-driven component, due mainly to higher lending volumes and higher portfolio management fees. Assets under management amounted to CHF 539.1 billion at the end of 2004, up CHF 27.8 billion, or 5.4%, from the end of 2003. Assets under management in 2004 were positively impacted by the aforementioned net new asset inflows and stronger equity and bond markets, nearly offset by foreign exchange impacts – especially as a result of the weakening of the US dollar.

Year ended December 31, 2003 compared to year ended December 31, 2002

Private Banking reported net income of CHF 1,936 million for 2003, up CHF 755 million, or 64%, compared to 2002. Net revenues amounted to CHF 6,499 million, up CHF 487 million, or 8%, compared to 2002. This increase in net revenues was primarily a result of increased trading revenues, which included changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. Higher trading revenues were partially offset by lower commissions and fees, mainly as a result of lower client activity.

As a result of a favorable credit environment, as well as improved risk management, provision for credit losses decreased by CHF 50 million, or 81%, to CHF 12 million for the year 2003.

Total operating expenses amounted to CHF 4,005 million in 2003, down CHF 334 million, or 8%, compared to 2002. Mainly as a result of a reduction in headcount, compensation and benefits decreased CHF 164 million, or 7%, to CHF 2,051 million. Other expenses declined by CHF 165 million, or 8%, to CHF 1,942 million for the year 2003. The decrease in 2003 was driven primarily by efficiency measures and cost containment.

The growth in net new assets of 3.8% remained virtually unchanged in 2003 compared to 2002. The gross margin on average assets under management of 133.3 basis points improved by 12.9 basis points, due mainly to substantially higher trading income as well as improved interest income and other revenues. At the end of 2003, assets under management were CHF 511.3 billion, up CHF 46.2 billion, or 9.9%, compared to year-end 2002. Assets under management benefited mainly from stronger equity markets as well as from inflows of net new assets, which totaled CHF 17.9 billion in 2003.

CORPORATE & RETAIL BANKING

The following table presents the results of the Corporate & Retail Banking segment:

Year ended December 31, in CHF m	2004	2003	2002
Net interest income	**2,069**	2,311	2,181
Commissions and fees	**823**	714	739
Trading revenues including realized gains/(losses) from investment securities, net	**328**	181	(430)
Other revenues	**128**	87	173
Total noninterest revenues	**1,279**	982	482
Net revenues	**3,348**	3,293	2,663
Provision for credit losses	**122**	391	628
Compensation and benefits	**1,047**	1,114	1,065
Other expenses	**1,004**	1,038	1,375
Total operating expenses	**2,051**	2,152	2,440
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**1,175**	750	(405)
Income tax expense	**272**	158	(111)
Minority interests, net of tax	**2**	1	0
Income from continuing operations before cumulative effect of accounting changes	**901**	591	(294)
Cumulative effect of accounting changes, net of tax	**0**	(5)	0
Net income	**901**	586	(294)

The following table presents key information of the Corporate & Retail Banking segment:

Year ended December 31	2004	2003	2002
Cost/income ratio	**61.3%**	65.4%	91.6%
Net new assets in CHF bn	**1.4**	0.7	(0.7)
Return on average allocated capital	**18.0%**	11.7%	(5.8%)
Average allocated capital in CHF m	**5,004**	5,028	5,057

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:

December 31	2004	2003	2002
Assets under management in CHF bn	**53.9**	53.6	51.2
Total assets in CHF bn	**99.5**	98.5	97.1
Mortgages in CHF bn	**63.0**	59.8	56.6
Other loans in CHF bn	**23.7**	25.1	27.1
Number of branches	**214**	214	223
Number of employees (full-time equivalents)	**8,314**	8,479	9,281

Year ended December 31, 2004 compared to year ended December 31, 2003
Corporate & Retail Banking reported net income of CHF 901 million in 2004, an increase of CHF 315 million, or 54%, compared to 2003.

Net revenues amounted to CHF 3,348 million, up CHF 55 million, or 2%, compared to 2003. The increase in net revenues was driven mainly by higher commission and fee income, reflecting higher brokerage income, the sale of structured investment products, as well as higher private mortgage volumes, which were up 9% compared to 2003, representing growth that was significantly above the market rate. These effects were partially offset by lower gains from changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. The decrease in net interest income and the increase in trading revenues year-on-year are the result of an increased amount of interest rate derivatives that qualify for hedge accounting in 2004 compared to 2003.

Corporate & Retail Banking reported total operating expenses of CHF 2,051 million, down CHF 101 million, or 5%, compared to 2003. Higher performance-related compensation in line with higher net income, and higher commission expenses related to higher commission income, were more than offset by cost containment and further efficiency improvements.

For 2004, provision for credit losses amounted to CHF 122 million, down CHF 269 million, or 69%, from 2003. The improvement mainly reflects a significant reduction of impaired loans by CHF 1.2 billion to a level of CHF 3.7 billion, a favorable credit environment and improved risk management requiring a low level of new provisions.

Corporate & Retail Banking reported a return on average allocated capital of 18.0%, up 6.3 percentage points from 2003. The segment's second key performance indicator – its cost/income ratio – improved from 65.4% in 2003 to 61.3% in 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002
Corporate & Retail Banking reported net income of CHF 586 million in 2003, an increase of CHF 880 million compared to 2002.

Net revenues amounted to CHF 3,293 million, up CHF 630 million, or 24%, compared to 2002. This increase in net revenues was mainly attributable to higher trading revenues as a result of gains in 2003 from changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting instead of losses reported on such derivatives in 2002.

Total operating expenses amounted to CHF 2,152 million in 2003, down CHF 288 million, or 12%, compared to 2002. Compensation and benefits increased by CHF 49 million, or 5%, whereas other expenses declined by CHF 337 million, or 25%, as a result of efficiency measures to CHF 1,038 million in 2003.

Provision for credit losses declined by CHF 237 million, or 38%, to CHF 391 million in 2003, reflecting an improved credit environment as well as improved risk management.

Corporate & Retail Banking reported a return on average allocated capital of 11.7% in 2003, up from –5.8% in 2002. The segment's second key performance indicator – its cost/income ratio – improved from 91.6% in 2002 to 65.4% in 2003.

Credit Suisse First Boston Division

The Credit Suisse First Boston division serves global institutional, corporate, government and high-net-worth clients as a financial intermediary through two segments, Institutional Securities and Wealth & Asset Management.

The Institutional Securities segment provides securities underwriting, financial advisory, lending and capital raising services, and sales and trading for users and suppliers of capital globally. The Wealth & Asset Management segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under the name Credit Suisse Asset Management; it advises and invests in alternative investment vehicles, including private equity funds, through the Alternative Capital business; and it provides financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. For information relating to the services provided by the Credit Suisse First Boston division, refer to "The Bank — Credit Suisse First Boston."

In 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private funds group activities previously included in the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. Credit Suisse First Boston also reorganized the businesses within the Institutional Securities segment along the lines of its investment banking and trading businesses and realigned the businesses within the Wealth & Asset Management segment to bring together its alternative investment activities, including the private equity and private funds groups.

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse. It also transferred its Private Client Services UK business from Wealth & Asset Management to Private Banking.

The results for all periods presented have been restated to reflect these transfers.

Effective January 1, 2004, the Bank's net revenues and operating expenses include the consolidation under FIN 46R of certain private equity funds within Credit Suisse First Boston. This consolidation did not impact net income as the increase to net revenues and expenses was offset by an equivalent increase in minority interests. Net revenues, operating expenses and certain ratios have also been presented excluding these minority interest-related revenues and expenses because Credit Suisse First Boston does not have an economic interest in them. For a further discussion of the impact of FIN 46R, refer to notes 1 and 31 of the Combined Financial Statements.

Credit Suisse First Boston's businesses are managed on a US dollar basis, and a majority of its revenues, expenses and assets are US dollar-based. The US dollar weakened 8% and 13% against the Swiss franc in 2004 and 2003, respectively, adversely affecting revenues and favorably impacting expenses when translated into Swiss francs.

The following table presents selected information of Credit Suisse First Boston:

Year ended December 31, in CHF m	**2004**	2003	2002
Net revenues	**17,322**	15,180	17,364
Total operating expenses	**13,914**	13,226	17,459
Net income	**1,843**	1,125	(1,509)
Cost/income ratio	**80.3%**	87.1%	100.5%
Compensation/revenue ratio	**49.8%**	50.8%	57.7%
Pre-tax margin	**19.9%**	11.8%	(12.2%)
Return on average allocated capital	**16.1%**	9.6%	(10.6%)
Average allocated capital	**11,419**	11,776	14,253
Other data excluding minority interests			
Net revenues [1]	**16,234**	15,180	17,364
Cost/income ratio [1][2]	**85.6%**	87.1%	100.5%
Compensation/revenue ratio [1]	**53.1%**	50.8%	57.7%
Pre-tax margin [1][2]	**14.6%**	11.8%	(12.2%)

[1] Excluding CHF 1,088 million in 2004 in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds. [2] Excluding CHF 16 million in 2004 in expenses associated in minority interests relating to the FIN 46R consolidation of certain private equity funds.

The following table presents selected other data of Credit Suisse First Boston:

December 31	**2004**	2003	2002
Assets under management in CHF bn	**488.1**	477.0	481.5
Number of employees (full-time equivalents)	**19,479**	18,341	22,801

INSTITUTIONAL SECURITIES

The following table presents the results of the Institutional Securities segment:

Year ended December 31, in CHF m	**2004**	2003	2002
Net interest income	**3,720**	4,015	3,697
Investment banking	**3,328**	3,464	4,389
Commissions and fees	**2,702**	2,508	3,301
Trading revenues including realized gains/(losses) from investment securities, net	**2,680**	1,938	3,376
Other revenues	**690**	265	(437)
Total noninterest revenues	**9,400**	8,175	10,629
Net revenues	**13,120**	12,190	14,326
Provision for credit losses	**(35)**	167	2,023
Compensation and benefits	**7,429**	6,598	8,635
Other expenses	**3,946**	3,881	5,859
Total operating expenses	**11,375**	10,479	14,494
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**1,780**	1,544	(2,191)
Income tax expense	**344**	632	(1,095)
Minority interests, net of tax	**123**	0	0
Income from continuing operations before cumulative effect of accounting changes	**1,313**	912	(1,096)
Cumulative effect of accounting changes, net of tax	**0**	(20)	64
Net income	**1,313**	892	(1,032)

The following table presents the revenue details of the Institutional Securities segment:

Year ended December 31, in CHF m	**2004**	2003	2002
Debt underwriting	**1,620**	1,511	1,394
Equity underwriting	**745**	783	1,236
Underwriting	**2,365**	2,294	2,630
Advisory and other fees	**963**	1,171	1,759
Total investment banking	**3,328**	3,465	4,389
Fixed income	**5,507**	5,110	6,577
Equity	**3,472**	3,203	3,674
Total trading	**8,979**	8,313	10,251
Other (including loan portfolio)	**813**	412	(314)
Net revenues	**13,120**	12,190	14,326

The following table presents key information of the Institutional Securities segment:

Year ended December 31	**2004**	2003	2002
Cost/income ratio	**86.7%**	86.0%	101.2%
Compensation/revenue ratio	**56.6%**	54.1%	60.3%
Pre-tax margin	**13.6%**	12.7%	(15.3%)
Return on average allocated capital	**12.8%**	8.5%	(8.4%)
Average allocated capital in CHF m	**10,261**	10,546	12,222
Other data excluding minority interest			
Cost/income ratio [1)2)]	**87.5%**	86.0%	101.2%
Compensation/revenue ratio [1)]	**57.2%**	54.1%	60.3%
Pre-tax margin [1)2)]	**12.7%**	12.7%	(15.3%)

[1)] Excluding CHF 128 million in 2004 in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds. [2)] Excluding CHF 5 million in 2004 in expenses associated in minority interests relating to the FIN 46R consolidation of certain private equity funds.

The following table presents selected balance sheet and other data of the Institutional Securities segment:

December 31	**2004**	2003	2002
Total assets in CHF bn	**707.9**	644.4	654.5
Number of employees (full-time equivalents)	**16,498**	15,374	15,666

Year ended December 31, 2004 compared to year ended December 31, 2003

Institutional Securities reported net income of CHF 1,313 million in 2004, compared with CHF 892 million in 2003, primarily due to higher revenues, lower credit provisions (including the release of significant credit provisions) and lower income tax expense, offset in part by higher operating expenses. Institutional Securities measures performance based on pre-tax margin. For 2004, pre-tax margin was 13.6%, an increase of 0.9 percentage points from 2003. Excluding minority-interest-related revenues, pre-tax margin in 2004 was 12.7%, unchanged compared to 2003.

In 2004, Institutional Securities had net revenues of CHF 13,120 million, an increase of CHF 930 million, or 8%, from CHF 12,190 million in 2003. The increase was primarily related to higher fixed income and equity trading results, higher debt underwriting and gains on legacy investments recorded in the first half of 2004. These increased revenues were offset in part by declines in advisory fees and equity underwriting revenues.

Investment banking net revenues include debt underwriting, equity underwriting and advisory and other fees. Total investment banking revenues declined 4%, or CHF 137 million, to CHF 3,328 million in 2004, with solid increases in debt underwriting offset by decreases in advisory fees and equity underwriting. Debt underwriting fees improved CHF 109 million, or 7%, in 2004, principally as a result of increased leverage finance and syndicated finance activity. Advisory and other fee income declined CHF 208 million, or 18%, primarily reflecting a decline in mergers and acquisitions market share. Equity underwriting revenues declined CHF 38 million, or 5%, reflecting several large transactions in 2003. The 2003 results reflected decreased equity new issuance activity during the early part of the year.

Total trading revenues of CHF 8,979 million increased CHF 666 million, or 8%, compared to 2003. Fixed income trading revenues increased CHF 397 million, or 8%, to CHF 5,507 million compared to 2003, reflecting strong results in the structured products businesses, including commercial and residential mortgage-backed securities due to business expansion efforts as well as an industry-wide increase in securitization activity. The increased revenues also reflected improved risk-taking and positioning activity, offset in part by overall declines in interest rate and credit products. Equity trading revenues increased CHF 269 million, or 8%, to CHF 3,472 million compared to 2003, principally due to improvements in the cash business driven by higher transaction volumes and customer activity, stronger equity risk-taking and positioning activity, which benefited from increased volatility at the beginning and end of 2004, and improved results in the options and structured products business due to an increased focus on flow derivatives. These increases were partially offset by lower results from trading in convertible securities due to weaker volumes and customer flows.

Other revenues, including results from the loan portfolio, increased CHF 401 million, or 97%, to CHF 813 million in 2004, primarily due to an increase in gains on legacy investments and minority-interest-related revenues of CHF 128 million. The net exposure, including unfunded commitments, of the legacy portfolio was CHF 1.3 billion as of December 31, 2004, a decrease of CHF 1.4 billion from December 31, 2003.

Provision for credit losses decreased from a net provision of CHF 167 million in 2003, to a net release of CHF 35 million in 2004, primarily as a result of a significant recovery related to the sale of an impaired loan as well as the continued favorable credit environment. Impaired loans at December 31, 2004 decreased CHF 1.2 billion, or 65%, to CHF 649 million compared to December 31, 2003. Non-performing loans at December 31, 2004 decreased CHF 965 million, or 78%, to CHF 277 million compared with December 31, 2003. The decrease in impaired and non-performing loans was primarily attributable to write-offs and loan sales.

Operating expenses increased CHF 896 million, or 9%, to CHF 11,375 million in 2004 compared with 2003. Compensation and benefits expenses increased CHF 831 million, or 13%, to CHF 7,429 million, due primarily to increased incentive compensation costs, higher salaries – mainly due to increased headcount – and increased severance costs. The 2003 compensation and benefits expense reflected the introduction of three-year vesting for future stock awards, which are described in greater detail below. Other expenses increased CHF 65 million, or 2%, to CHF 3,946 million, which reflected higher professional fees and travel and entertainment costs relating to increased business activity, offset by lower provision expenses. The lower provision expenses reflected higher expenses for expected litigation fees offset by an insurance settlement in 2004.

Income tax expense decreased CHF 288 million, or 46%, to CHF 344 million in 2004. The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million following the favorable resolution of matters with local tax authorities during the year.

Year ended December 31, 2003 compared to year ended December 31, 2002

Institutional Securities reported net income of CHF 892 million in 2003, compared with a net loss of CHF 1,032 million in 2002, primarily due to a significant decline in provisions for credit losses and lower operating expenses, mainly comprising compensation and benefits costs. For 2003, pre-tax margin was 12.7%, an increase of 28.0 percentage points from 2002.

In 2003, net revenues of CHF 12,190 million were recorded in Institutional Securities, a decrease of 15% from CHF 14,326 million in 2002. The decline was related primarily to total trading and underwriting revenues, reflecting difficult market conditions, particularly during the early part of 2003, continued low merger and acquisition volume, and a CHF 981 million gain on the sale of the remainder of the strategic investment in Swiss Re in 2002. This decline was partially offset by improved results in the legacy portfolio in 2003.

Investment banking revenues declined 21%, or CHF 924 million, to CHF 3,465 million in 2003, primarily as a result of declines in mergers and acquisition advisory fees and equity underwriting fees offset by improved debt underwriting fees. Advisory and other fee income declined CHF 588 million, or 33%, primarily as a result of significant declines in mergers and acquisitions revenues, reflecting continued low mergers and acquisitions volume, as well as lower structured product advisory fees. Equity underwriting fees declined CHF 453 million, or 37%, reflecting a decrease in equity new issuance activity during the early part of 2003. Debt underwriting fees improved CHF 117 million, or 8%, in 2003 principally as a result of increased high yield new issuance activity.

Total trading revenues of CHF 8,313 million declined CHF 1,938 million, or 19%, compared to 2002. Fixed income trading revenues decreased 22%, compared to 2002, to CHF 5,110 million, reflecting a decline from particularly strong results in Brazil, and in risk taking and positioning activity in 2002. This decline was partially offset by the benefits of a low interest rate environment, which benefited high yield and structured products, and an increase in emerging markets trading, in 2003. The 2002 results included significant gains from interest derivatives used for risk managements purposes but not qualifying for hedge accounting. The 2002 results also included a write-down of CHF 332 million of notes issued by National Century Financial Enterprises, Inc. Equity trading declined CHF 471 million, or 13%, to CHF 3,203 million compared to 2002, principally due to a decrease in the cash business, particularly in the United States, which was adversely impacted by declines in volume and general margin compression and a decrease in equity new issuance activity during the early part of 2003, partially offset by improvements from trading in convertible securities.

Other revenues, including results from the loan portfolio, increased CHF 726 million to CHF 412 million in 2003. The increase primarily reflected a positive performance in the legacy portfolio in 2003 compared to significant losses from write-downs in 2002, which were offset in part by a CHF 981 million gain in 2002 from the sale of the remainder of the strategic investment in Swiss Re. The improvement in other revenues in 2003 was partially offset by declines on credit default swaps. The net exposure, including unfunded commitments, of the legacy portfolio was CHF 2.7 billion as of December 31, 2003, a decrease of CHF 1.5 billion from December 31, 2002.

Provision for credit losses decreased CHF 1,856 million, or 92%, to CHF 167 million in 2003, due primarily to a significant improvement in credit conditions, the release of credit provisions, and fewer reserves related to loans and the legacy real estate portfolio. Impaired loans at December 31, 2003 decreased CHF 3.6 billion, or 66%, compared to December 31, 2002. Non-performing loans at December 31, 2003 decreased CHF 2.3 billion, or 65%, compared with December 31, 2002. These decreases were due, in part, to higher write-offs in 2003 and to real estate loans held-for-sale, previously presented on the basis of lower of cost or market, net of related credit provisions, and no longer reported as impaired loans. Real estate loans of CHF 752 million were included in impaired loans as of December 31, 2002.

Operating expenses decreased CHF 4,015 million, or 28%, in 2003, compared with 2002. Compensation and benefits decreased CHF 2,037 million, or 24%, to CHF 6,598 million, primarily due to reduced headcount, the change in vesting for future share awards described below, a decline in amortization of retention awards due to the substantial completion of DLJ retention awards in June 2003 and lower severance-related costs. Other expenses decreased CHF 1,978 million, or 34%, to CHF 3,881 million, reflecting lower litigation provisions and reduced discretionary expenses, including professional fees, technology and occupancy costs. In 2002, litigation provisions included a pre-tax charge of CHF 234 million, or CHF 193 million after tax, related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, and a pre-tax provision of CHF 702 million, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation.

In 2003, Credit Suisse First Boston introduced a three-year vesting period for future share awards in line with its long-term service and retention strategy and industry practice. As a result of the change, Credit Suisse First Boston increased the amount of compensation deferred in the form of share awards and replaced performance-based plans and share option awards with share awards. In 2003, Credit Suisse First Boston (in the Institutional Securities and Wealth & Asset Management segments on a combined basis) deferred CHF 1,179 million of compensation in the form of share awards into future periods, compared to CHF 1,356 million awarded in 2002 that was deferred or otherwise not expensed (in the case of share option awards).

WEALTH & ASSET MANAGEMENT

The following table presents the results of the Wealth & Asset Management segment:

Year ended December 31, in CHF m	2004	2003	2002
Net interest income	**55**	58	48
Asset management and administrative fees	**2,466**	2,417	2,944
Trading revenues including realized gains/(losses) from investment securities, net	**182**	143	186
Other revenues	**1,499**	372	(140)
Total noninterest revenues	**4,147**	2,932	2,990
Net revenues	**4,202**	2,990	3,038
Compensation and benefits	**1,196**	1,107	1,391
Other expenses	**1,343**	1,640	1,574
of which commission and distribution expenses	**766**	767	856
of which intangible asset impairment	**5**	270	0
Total operating expenses	**2,539**	2,747	2,965
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**1,663**	243	73
Income tax expense	**184**	27	(30)
Minority interests, net of tax	**949**	0	0
Income from continuing operations before cumulative effect of accounting changes	**530**	216	103
Income/(loss) from discontinued operations, net of tax	**0**	18	(576)
Cumulative effect of accounting changes, net of tax	**0**	(1)	(4)
Net income	**530**	233	(477)

The following table presents the revenue details of the Wealth & Asset Management segment:

Year ended December 31, in CHF m	2004	2003	2002
Credit Suisse Asset Management [1]	**1,841**	1,768	2,106
Alternative Capital [1]	**549**	478	512
Private Client Services	**264**	292	423
Other	**0**	2	(34)
Total before investment-related gains	**2,654**	2,540	3,007
Investment-related gains [2]	**588**	450	31
Net revenues before minority interests	**3,242**	2,990	3,038
Minority interest revenues [3]	**960**	0	0
Net revenues	**4,202**	2,990	3,038

[1] Alternative Capital has been presented as a separate business from Credit Suisse Asset Management and prior periods have been adjusted to conform to the current presentation. [2] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital business and Other. [3] Reflects minority interest revenues relating to the FIN 46R consolidation.

The following table presents key information for the Wealth & Asset Management segment:

Year ended December 31	2004	2003	2002
Cost/income ratio	**60.4%**	91.9%	97.6%
Compensation/revenue ratio	**28.5%**	37.0%	45.8%
Pre-tax margin	**39.6%**	8.1%	2.4%
Return on average allocated capital	**45.8%**	18.6%	(23.4%)
Average allocated capital in CHF m	**1,158**	1,252	2,040
Net new assets in CHF bn			
Credit Suisse Asset Management [1]	**(2.3)**	(11.5)	(32.0)
Alternative Capital	**3.3**	0.8	(0.3)
Private Client Services	**1.6**	(2.0)	8.0
Total net new assets	**2.6**	(12.7)	(24.3)
Other data excluding minority interest			
Cost/income ratio [2][3]	**78.0%**	91.9%	97.6%
Compensation/revenue ratio [2]	**36.9%**	37.0%	45.8%
Pre-tax margin [2][3]	**22.0%**	8.1%	2.4%

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. [2] Excluding CHF 960 million in 2004 in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds. [3] Excluding CHF 11 million in 2004 in expenses associated in minority interests relating to the FIN 46R consolidation of certain private equity funds.

The following table presents selected balance sheet and other data of the Wealth & Asset Management segment:

December 31, in CHF bn, except where indicated	2004	2003	2002
Assets under management			
Credit Suisse Asset Management [1]	**386.7**	381.6	395.7
Alternative Capital	**36.6**	31.1	33.1
Private Client Services	**59.1**	61.8	69.1
Total assets under management	**482.4**	474.5	499.9 [2]
of which advisory	**169.2**	158.3	185.3
of which discretionary	**313.2**	316.2	314.6
Active private equity investments	**1.1**	1.3	1.4
Number of employees (full-time equivalents)	**2,981**	2,967	7,135

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. [2] Includes CHF 2.0 bn relating to an online broker which was sold in 2003.

Year ended December 31, 2004 compared to year ended December 31, 2003
The Wealth & Asset Management segment reported net income of CHF 530 million in 2004 compared with net income of CHF 233 million in 2003. The increase primarily reflected significant levels of private equity investment-related gains recorded during 2004 and a CHF 270 million charge in 2003 for the impairment of acquired intangible assets related to Credit Suisse Asset Management's high-net-worth business. For 2004, the pre-tax margin was 39.6%, an increase of 31.5 percentage points from 2003. Excluding minority-interest-related revenues, the pre-tax margin in 2004 was 22.0%, an increase of 13.9 percentage points from 2003.

Wealth & Asset Management measures business performance based on assets under management, discretionary assets under management and net new assets. Assets under management as of December 31, 2004 of CHF 482.4 billion increased CHF 7.9 billion, or 1.7%, while discretionary assets under management decreased CHF 3.0 billion, or 0.9%. Wealth & Asset Management had a net asset inflow of CHF 2.6 billion, an improvement from the 2003 net asset outflow of CHF 12.7 billion.

Wealth & Asset Management reported revenues of CHF 4,202 million in 2004, an increase of CHF 1,212 million, or 41%, compared to 2003, primarily reflecting minority-interest-related revenue of CHF 960 million from the consolidation of certain private equity funds under FIN 46R. Revenues before investment-related gains increased 4% from 2003 to CHF 2,654 million, due primarily to improvements in Alternative Capital and Credit Suisse Asset Management, offset in part by declines in Private Client Services revenues. In 2004, investment-related gains increased 31% to CHF 588 million, due primarily to gains from the sale of private equity investments in the first half of 2004. In 2003, investment-related gains included a CHF 134 million (CHF 96 million after tax) gain from the sale of a 50% interest in a Japanese online broker.

Operating expenses in 2004 decreased CHF 208 million, or 8%, to CHF 2,539 million from 2003, primarily reflecting the CHF 270 million intangible asset write-off in 2003. Operating expenses in 2004 included higher incentive and non-incentive compensation expenses including severance costs of CHF 103 million primarily associated with the changes in the structure of the Alternative Capital business. These increases were offset by lower other expenses, which were primarily due to the 2003 charge for the impairment of acquired intangible assets.

In 2004, Wealth & Asset Management's assets under management increased CHF 7.9 billion, or 1.7%, to CHF 482.4 billion. Of the increase in assets under management, CHF 2.6 billion was attributable to net asset inflows. The remaining increase was attributable to CHF 20.5 billion in market performance gains, partially offset by CHF 15.2 billion in foreign exchange declines. Credit Suisse Asset Management's assets under management increased CHF 5.1 billion, or 1.3%, to CHF 386.7 billion. Of the increase in assets under management, CHF 17.5 billion was attributable to market performance gains offset by CHF 12.4 billion of foreign exchange declines, transfers and outflow of assets. Alternative Capital's assets under management increased CHF 5.5 billion, or 17.7%, to CHF 36.6 billion. Of the increase in assets under management, CHF 8.9 billion was due to transfers, inflow of assets and market performance gains, which were partially offset by CHF 3.4 billion of foreign exchange declines. Private Client Services' assets under management decreased CHF 2.7 billion, or 4.4%, to CHF 59.1 billion. Of the decline in assets under management, CHF 5.4 billion was attributable to foreign exchange declines, which was partially offset by CHF 2.7 billion of net asset inflows and market performance gains.

Year ended December 31, 2003 compared to year ended December 31, 2002
The Wealth & Asset Management segment reported net income of CHF 233 million in 2003, a CHF 710 million increase from the CHF 477 million net loss in 2002. This increase reflected the after-tax losses of CHF 390 million from Pershing, reflected in discontinued operations, and the after-tax gain of CHF 96 million from the sale of a 50% interest in a Japanese online broker in 2003, offset in part by the CHF 176 million after-tax charge for the impairment of acquired intangible assets associated with the high-net-worth asset management business in 2003. For 2003, the pre-tax margin was 8.1%, an increase of 5.7 percentage points from 2002.

Wealth & Asset Management recorded income from discontinued operations related to Pershing in 2003 of CHF 18 million and a loss from discontinued operations in 2002 of CHF 576 million related to the sale of Pershing, which closed in May 2003.

Assets under management decreased by CHF 25.4 billion, or 5.1%, while discretionary assets under management increased CHF 1.6 billion, or 0.5%. The net asset outflow of CHF 12.7 billion reported in 2003 was an improvement over the 2002 net asset outflow of CHF 24.3 billion.

Wealth & Asset Management net revenues were CHF 2,990 million in 2003, a decrease of 2% compared to 2002, with a CHF 467 million decline in net revenues before investment-related gains offset in part by a CHF 419 million increase in Alternative Capital investment-related gains related primarily to private equity investments and the CHF 134 million (CHF 96 million after tax) gain from the sale of a 50% interest in a Japanese online broker. The decrease in revenue before investment-related gains resulted primarily from the negative impact of a lower US dollar/Swiss franc exchange rate at Credit Suisse Asset Management and the impact of a reduced sales staff and lower client balances at Private Client Services.

Operating expenses in 2003 decreased CHF 218 million, or 7%, from 2002. The decrease reflected a CHF 284 million, or 20%, decrease in compensation and benefits due primarily to a decline in the amortization of retention awards following the substantial completion of DLJ retention awards in June 2003, and a 7% decrease in headcount excluding the impact of discontinued operations. Other expenses increased CHF 66 million, or 4%, reflecting the CHF 270 million intangible asset impairment offset in part by a CHF 89 million decline in commission and distribution expense mostly from Credit Suisse Asset Management.

In 2003, Wealth & Asset Management's assets under management decreased CHF 25.4 billion, or 5.1%, to CHF 474.5 billion. Of the decline in assets under management, CHF 24.8 billion was attributable to changes in reporting, primarily to conform to new Swiss Federal Banking Commission (SFBC), definitions. The remaining CHF 0.6 billion decrease was attributable to CHF 11.9 billion in foreign exchange declines, CHF 12.7 billion in net asset outflows and CHF 1.2 billion in divestitures, partially offset by CHF 25.2 billion in market performance gains. Credit Suisse Asset Management's assets under management decreased CHF 14.1 billion, or 3.6%, to CHF 381.6 billion. Of the decline in assets under management, CHF 24.4 billion was attributable to a change in the definition of assets under management to conform to new SFBC definitions. Excluding these changes, assets under management increased by CHF 10.3 billion, due to CHF 21.8 billion of market performance gains and transfers offset by a CHF 11.5 billion net outflow of assets. Alternative Capital's assets under management decreased CHF 2.0 billion, or 6.0%, to CHF 31.1 billion. Of the decline in assets under management, CHF 4.6 billion was due to foreign exchange declines and transfers, which were offset by CHF 1.8 billion of market performance gains and a CHF 0.8 billion inflow of assets. Private Client Services' assets under management decreased CHF 7.3 billion, or 10.6%, to CHF 61.8 billion. Of the decline in assets under management, CHF 3.9 billion was attributable to a change in the definition of assets under management to conform to new SFBC definitions, CHF 7.9 billion to foreign exchange declines and CHF 2.0 billion to a net outflow of assets, which was partially offset by CHF 5.4 billion of market performance gains and CHF 1.1 billion from the Volaris acquisition.

Liquidity and capital resources

ORGANIZATION

The Bank believes that maintaining access to liquidity is fundamental for firms operating in the financial services industry. The Bank is the holding company for the private and retail banking, institutional securities and asset management businesses, as well as one of the principal operating entities. The Bank manages liquidity on a consolidated basis, while having regard to both its legal entity organizational structure, and regulatory and other constraints. The Bank's Asset and Liability Management Committee, or ALCO, has primary oversight responsibility for liquidity, capital and funding. This committee includes senior business line executives as well as a senior risk officer. The ALCO meets on a monthly basis and reviews current and prospective funding for the Bank as well as the capital position and balance sheet development. It also monitors adherence to internal risk limits and to the capital and liquidity ratios set in accordance with the guidelines of the SFBC.

The Bank's Corporate Treasury department is responsible for the day to day management of capital, liquidity, and funding, as well as for relationships with creditor banks and fixed income investors. It also maintains regular contact with rating agencies and regulators on liquidity and capital issues.

LIQUIDITY MANAGEMENT

The Bank manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way the Bank ensures that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

The Bank's liquidity management structure operates at two levels, the "bank franchise" and the "non-bank franchise."

The "bank franchise" comprises the Bank and its regulated subsidiaries and has access to funds raised directly by the Bank from stable deposit-based core funds and the interbank markets, as well as secured funding via the repurchase and securities lending markets. Historically, the Bank's deposit base has proven extremely stable and is comprised of a diversified customer base, including retail and private bank deposits, as well as wholesale and institutional deposits. In a stressed liquidity environment, the Bank's broker-dealer subsidiaries would directly access the secured funding markets to replace unsecured borrowings from the parent bank.

For the "non-bank franchise," where access to parent bank funding is limited, the Bank aims to maintain sufficient liquidity so that in the event that it is unable to access the unsecured capital markets, it will have cash and liquid assets sufficient to repay maturing liabilities for a minimum period of one year. When assessing the amount of cash and liquid assets, consideration is given to any regulatory restrictions that limit the amount of cash that could be distributed upstream by the Bank's principal broker-dealer subsidiaries, which hold the majority of its combined assets.

The majority of the Bank's assets are held in its bank franchise. A substantial portion of these assets – principally trading inventories that support its Institutional Securities business – are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, the Bank has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, the Bank may carry significant levels of trading inventories.

As part of its Swiss domestic business, the Bank provides residential and commercial mortgages and secured and unsecured advances to a wide range of borrowers including individuals, small- and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. These assets are generally in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets, which are all held in the bank franchise, are well diversified by geography, customer type and instrument. Other assets financed by the bank franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions that are held directly on the Bank's own balance sheet.

Assets held in the Bank's non-bank franchise include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity investments. These assets may be relatively illiquid at times, especially during periods of market stress. The non-bank franchise also provides most of the regulatory capital (equity and subordinated debt) in the Bank's broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of the Bank is the "liquidity barometer," which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The Bank's objective, as mandated by ALCO, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level so as to ensure that, in the event that the Bank is unable to access unsecured funding, it will have sufficient liquidity for an extended period. The Bank believes this will enable it to carry out its business plans during extended periods of market stress, while minimizing, to the extent possible, disruptions to its business.

For the non-bank franchise, the Bank's objective is to ensure that the liquidity barometer equals or exceeds a time horizon of one year. In the case of the bank franchise, the objective is to ensure the liquidity barometer equals or exceeds 120 days. The different time horizons reflect the relative stability of the unsecured funding base of each funding franchise. In the non-bank franchise, liabilities are measured at their contractual maturities because historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, such that the Bank believes access to these markets could be quickly diminished. Conversely, the bank franchise's retail and institutional deposit base is measured using contractual maturities that have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters the Bank uses in establishing the time horizons in the funding franchises assume that assets will not be sold to generate cash, no new unsecured debt can be issued, and funds that are assumed to be trapped because of regulatory restrictions are not available to be distributed upstream in a stressed liquidity environment. Contingent commitments include such things as letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or "haircut," reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. The Bank regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank franchise maintains two large secondary sources of liquidity. The first is via a large portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only. This liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide sufficient liquidity for an extended period in the event of stressed market conditions. In addition to these assets held directly in the Bank, the bank franchise maintains a large source of secondary liquidity through the Bank's principal broker-dealers and other regulated entities. The bank franchise has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. The Bank continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

The Bank's liquidity planning and management focuses on maintaining a liquidity cushion so that it may continue to conduct its business for an extended period in the event of a crisis. The Bank's liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

Stage I – Market disruption
Stage II – Unsecured markets partially inaccessible
Stage III – Unsecured markets fully inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Corporate Treasury to activate the contingency plan. The Liquidity Crisis Committee's membership includes senior business line, funding and finance department management and this committee would meet frequently throughout the crisis to ensure the plan is executed.

In 2004, Credit Suisse First Boston USA chose not to renew its previously outstanding unsecured 364-day USD 1.0 billion revolving credit facility with various banks. The Bank, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of May 13, 2005, the Bank maintained 7 such credit facilities that collectively totaled USD 3.75 billion. These facilities require the Bank's various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding. As of May 13, 2005, no borrowings were outstanding under any of the facilities.

Funding sources and strategy

The bank franchise's assets are principally funded with a mixture of unsecured and secured funding. Unsecured funding is primarily accessed through the Bank's substantial retail and private bank deposit base, which is well diversified across customer categories, funding types and geography. The retail and private bank funding base is primarily comprised of time deposits and deposits callable on demand. While the contractual maturity of these deposits is typically under three months, they have historically shown remarkable stability even under extreme market conditions. Additional unsecured funding is accessed via borrowings in the wholesale and institutional deposit markets. Secured funding consists of collateralized short-term borrowings, which include securities sold under agreements to repurchase and securities loaned. Additional funding is also sourced via short-term inter-company borrowings from other Credit Suisse Group entities on both a secured and unsecured basis. The Bank also issues capital in long-term funding markets to meet regulatory requirements.

The non-bank funding franchise's assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. The Bank typically funds a significant portion of less-liquid assets, such as private equity investments, with long-term capital markets borrowings and stockholder's equity. Unsecured liabilities are issued through various debt programs. For information on these debt programs, refer to "– Funding Activity Highlights."

Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and stockholder's equity.

Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities or LIBOR, depending upon prevailing market conditions. The Bank continually aims to broaden its funding base by geography, investor and funding instrument.

The Bank lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. The Bank generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. As such, senior funding to operating subsidiaries and affiliates is typically extended on a demand basis. Alternatively, subordinated financing to regulated subsidiaries is extended on a term basis and the Bank structures its long-term borrowings with maturities that extend beyond those of its subordinated advances to subsidiaries and affiliates.

Additionally, the Bank generally funds investments in subsidiaries with stockholder's equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, the Bank enters into subordinated long-term borrowings. At December 31, 2004, it had combined long-term debt of approximately CHF 90 billion, with approximately CHF 15 billion representing subordinated debt.

Funding Activity Highlights

In the non-bank funding franchise, Credit Suisse First Boston USA issues long-term debt through US and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

Credit Suisse First Boston USA maintains a USD 15 billion shelf registration statement on file with the SEC, which was established in June 2004 and allows it to issue, from time to time, senior and subordinated debt securities and warrants to purchase such securities. At May 13, 2005, USD 11.5 billion was available for issuance.

For the year ended December 31, 2004, Credit Suisse First Boston USA issued USD 1.1 billion in medium term notes, USD 1.0 billion of 5¼% notes due 2014 and USD 1.4 billion of 4.7% notes due 2009 under its then existing USD 10 billion shelf registration. Credit Suisse First Boston USA also issued USD 2.0 billion of 4 7/8% notes due 2015, USD 1.0 billion of 4 1/4% notes due 2010 and USD 0.5 billion floating rate notes due 2010 under its current USD 15 billion shelf registration statement. Credit Suisse First Boston USA did not issue any medium-term notes under its USD 5 billion Euromarket program established in July 2001.

During the year ended December 31, 2004, Credit Suisse First Boston USA repaid approximately USD 2.3 billion of medium-term notes and USD 68 million of structured notes.

As noted in the previous sections, the bank funding franchises' principal source of unsecured funding is through the Bank's substantial and historically stable core deposit base, and through the interbank markets. Long-term unsecured funding is provided through the issuance of qualifying regulatory capital in the form of subordinated debt. During the year ended December 31, 2004, the Bank borrowed a total of CHF 700 million from Credit Suisse Group on a subordinated basis.

CREDIT RATINGS

Although retail and private bank deposits are generally less sensitive to changes in a bank's credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to the Bank when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives.

A reduction in credit ratings could limit the Bank's access to capital markets, increase its borrowing costs, require it to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing contracts. This, in turn, could reduce its liquidity and negatively impact its operating results and financial position. Its liquidity planning takes into consideration those contingent events associated with a reduction in its credit ratings.

At May 13, 2005, the credit ratings and ratings outlook for the Bank were as follows:

	Short-Term	Long-Term	Outlook
Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Stable

CAPITAL RESOURCES AND CAPITAL ADEQUACY

Certain of the Bank's businesses are capital intensive. In addition to normal operating requirements, capital is required to cover financing and regulatory charges on various asset classes, including but not limited to, securities inventories, loans and other credit products, private equity investments and investments in fixed assets. The Bank's overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of its business divisions as well as the regulatory capital requirements of its subsidiaries. Based upon these analyses, the Bank believes that its debt and equity base is adequate for current operating levels.

As a Swiss bank, the Bank is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance of May 17, 1972, as amended, or the Implementing Ordinance. The Bank also adheres to the risk-based capital guidelines set forth by the Bank for International Settlements, or BIS. The SFBC has advised Credit Suisse Group that the Bank may continue to include as Tier 1 capital CHF 5.7 billion of equity from special purpose entities, which are deconsolidated under FIN 46R.

At the Bank, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. As of January 1, 2004, the Bank bases all its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). All calculations through December 31, 2003 were performed on the basis of financial reporting under Swiss GAAP.

Additionally, various subsidiaries engaged in both banking and broker-dealer activities are regulated by the local regulators in the jurisdictions in which they operate.

Certain Bank subsidiaries are subject to capital adequacy requirements. At December 31, 2004, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Off-balance sheet arrangements

The Bank enters into off-balance sheet arrangements in the ordinary course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated with an issuer, and which include guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity, and obligations and liabilities (including contingent obligations and liabilities) under material variable interests in unconsolidated entities for the purpose of providing financing, liquidity, market risk or credit risk support.

GUARANTEES

In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate the Bank to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. The Bank may also be contingently obligated to make payments to a guaranteed party based on another entity's failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by the Bank regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in Bank securities and other arrangements to provide "gross up" payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

In connection with the sale of assets or businesses, the Bank sometimes provides the acquiror with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Bank closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Bank's financial statements.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45, requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of guaranteed obligations for guarantees issued or amended after December 31, 2002. The recognition of these liabilities did not have a material effect on our financial position or results of operations. For disclosure of our estimable maximum payment obligations under certain guarantees and related information, see note 29 of the Combined Financial Statements.

The Bank has issued an indemnity contract to the Credit Suisse First Boston pension fund to cover existing obligations to employees for life insurance in the event of a catastrophe, which is defined as the death of more than one employee attributable directly or indirectly to one originating cause. Effective December 15, 2004, this contract covers employees in certain locations to the extent that in the event of the death of an employee, the employee's family will receive a certain percentage of the employee's salary as a lump sum payment. Prior to July 2004, the pension fund was able to obtain third party insurance coverage for the entire potential obligation; however, currently only part of the insurance can be syndicated out to third-party insurers as the office location involved is classified as higher risk due to its physical location. The full potential obligation covered under the indemnity contract issued to the pension fund trustees amounted to CHF 2.2 billion at December 31, 2004. The obligation to cover this liability will exist from the perspective of the Bank since the life insurance coverage payout is a stated clause in the affected employee contracts. The Bank is not paid any cash for the issued indemnity and no provisions have been recorded in this respect as no event has been identified, the occurrence of which is regarded as reasonably likely.

RETAINED OR CONTINGENT INTERESTS IN ASSETS TRANSFERRED TO UNCONSOLIDATED ENTITIES

The Bank originates and purchases commercial and residential mortgages for the purpose of securitization. These assets are sold directly, or through affiliates, to special purpose entities that are, in most cases, qualified special purpose entities, or QSPEs, that are not consolidated by the Bank. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns of those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE; however, neither the investors nor the QSPEs have recourse to the Bank's assets. The Bank is an underwriter of, and makes a market in, these securities.

Under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125," or SFAS 140, a QSPE is not required to be consolidated with the transferor. The Bank's mortgage–backed securitization activities are generally structured to use QSPEs, and the assets and liabilities transferred to QSPEs are not included in the financial statements.

The Bank may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in trading assets in the Combined Balance Sheet. Any changes in the fair value of these retained interests are recognized in the Combined Statement of Income. The Bank engages in these securitization activities to meet the needs of clients as part of our fixed income activities, to earn fees and to sell financial assets. These securitization activities do not provide a material source of our liquidity, capital resources or credit risk or market risk support. See note 30 of the Combined Financial Statements, which includes quantitative information on our securitization activities and retained interests.

VARIABLE INTEREST ENTITIES

FIN 46R requires the Bank to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. As of December 31, 2004, the Bank consolidated all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Bank engages in transactions with various entities that may be deemed to be VIEs, including VIEs that issue CDOs.

The Bank purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to QSPEs or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Bank engages in CDO transactions to meet the needs of clients, to earn fees and to sell financial assets.

The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles, or CP conduits. These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Bank does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third party.

The Bank's commitments to CP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Bank to purchase certain assets under any condition, including default. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Bank provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products, structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transaction, but the Bank may provide principal protection on the securities to limit the investors' exposure to downside risk. As a financial intermediary, the Bank may *administer or sponsor the* VIE, *transfer assets to the* VIE, *provide collateralized financing, act as a derivatives* counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Bank also owns securities issued by the VIEs, structured to provide clients with investment opportunities, for market making purposes and as investments.

See note 31 of the Combined Financial Statements for additional information.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

In connection with its operating activities, the Bank enters into certain contractual obligations, as well as commitments to fund certain assets. Total obligations increased in 2004 reflecting mainly an increase in long-term debt obligations from CHF 73.7 billion in 2003 to CHF 90.1 billion 2004. The main driver was an increase in senior debt issued in order to fund the issuance of structured products in the Bank. Similarly, short-term contractual obligations increased from CHF 437.4 billion in 2003 to CHF 483.3 billion in 2004, reflecting an increase in time deposits in the Bank in order to meet increased funding requirements.

See note 29 of the Combined Financial Statements for additional information relating to guarantees and commitments.

The following table sets forth future cash payments associated with our contractual obligations on a combined basis:

	Payments due by period				
December 31, 2004, in CHF m	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt obligations	7,630	23,453	25,736	33,231	90,050
Capital lease obligations	1	9	10	206	226
Operating lease obligations	590	1,032	898	5,245	7,765
Purchase obligations	334	385	25	0	744
Total obligations	**8,555**	**24,879**	**26,669**	**38,682**	**98,785**

The following table sets forth our combined short-term contractual obligations:

December 31, in CHF m	2004	2003
Deposits	**287,341**	252,079
Short-term borrowings	**20,378**	16,606
Brokerage payables	**25,625**	13,449
Trading account liabilities	**149,935**	155,303
Total short-term contractual obligations	**483,279**	**437,437**

Derivatives

The Bank enters into derivative contracts in the normal course of business for market-making, positioning and arbitrage purposes, as well as for its own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used freestanding derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures.

The replacement values of derivative financial instruments correspond to the fair values which are open on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms' length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit risk on derivative receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow the Bank to net the effect of derivative assets and liabilities when transacted with the same counterparty, when those netting agreements are legally enforceable and there is an intent to settle net with the counterparty. Replacement values are disclosed net of such agreements on the balance sheet. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with the Bank. Collateral received is only recognized on the balance sheet to the extent the counterparty has defaulted in their obligation to the Bank and is no longer entitled to have the collateral returned.

The following table sets forth details of trading and hedging derivative instruments:

December 31, 2004, in CHF bn	Trading			Hedging		
	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value
Forward rate agreements	997.5	0.7	1.0	0.5	0.1	0.0
Swaps	9,317.5	154.1	150.2	62.0	2.3	0.6
Options bought and sold (OTC)	1,822.0	16.8	18.7	0.0	0.0	0.0
Futures	581.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	755.3	0.2	0.2	0.0	0.0	0.0
Interest rate products	**13,473.7**	**171.8**	**170.1**	**62.5**	**2.4**	**0.6**
Forwards	863.7	18.3	19.3	1.9	0.1	0.0
Swaps	512.4	25.7	25.5	1.5	1.3	0.9
Options bought and sold (OTC)	356.5	4.7	5.1	0.0	0.0	0.0
Futures	5.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	7.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	**1,745.3**	**48.7**	**49.9**	**3.4**	**1.4**	**0.9**
Forwards	8.4	0.8	2.3	0.0	0.0	0.0
Swaps	1.8	0.1	0.0	0.0	0.0	0.0
Options bought and sold (OTC)	4.2	0.0	0.1	0.0	0.0	0.0
Futures	0.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.0	0.0	0.0	0.0	0.0	0.0
Precious metals products	**14.4**	**0.9**	**2.4**	**0.0**	**0.0**	**0.0**
Forwards	33.8	2.5	3.5	0.0	0.0	0.0
Swaps	32.5	1.1	1.8	0.0	0.0	0.0
Options bought and sold (OTC)	246.4	9.9	11.4	0.0	0.0	0.0
Futures	43.7	0.0	0.1	0.0	0.0	0.0
Options bought and sold (traded)	163.9	0.9	0.9	0.0	0.0	0.0
Equity/index-related products	**520.3**	**14.4**	**17.7**	**0.0**	**0.0**	**0.0**
Forwards	1.8	0.1	0.1	0.0	0.0	0.0
Swaps	533.1	5.5	7.3	0.0	0.0	0.0
Options bought and sold (OTC)	0.9	0.1	0.0	0.0	0.0	0.0
Futures	0.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.0	0.0	0.0	0.0	0.0	0.0
Other products	**535.8**	**5.7**	**7.4**	**0.0**	**0.0**	**0.0**
Total derivative instruments	**16,289.5**	**241.5**	**247.5**	**65.9**	**3.8**	**1.5**

The notional amount for derivative instruments (trading and hedging) was CHF 16,355.4 billion and CHF 13,529.0 billion as of December 31, 2004 and 2003, respectively.

December 31, in CHF bn	**2004**		2003	
	Positive replacement value	**Negative replacement value**	Positive replacement value	Negative replacement value
Replacement values (trading and hedging) before netting	**245.3**	**249.0**	224.7	228.9
Replacement values (trading and hedging) after netting	**55.4**	**59.1**	54.5	58.7

FREESTANDING DERIVATIVES

A description of the key features of freestanding derivative instruments and the key objectives of holding or issuing these instruments is set out below.

Swaps

The Bank's swap agreements consist primarily of interest rate, equity and credit default swaps. The Bank enters into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

Options

The Bank writes option contracts specifically designed to meet the needs of customers and for trading purposes. These written options do not expose the Bank to the credit risk of the customer because the Bank, not its counterparty, is obligated to perform. At the beginning of the contract period, the Bank receives a cash premium. During the contract period, the Bank bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Bank purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Bank also purchases options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, the Bank obtains the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, the Bank's risk is limited to the premium paid. The underlying instruments for these options typically include fixed income securities, equities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed to assess creditworthiness.

Forwards and futures

The Bank enters into forward purchases and sales contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, the Bank enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading purposes and for hedging purposes.

Forward contracts expose the Bank to the credit risk of the counterparty. To mitigate this credit risk, the Bank limits transactions with specific counterparties, regularly reviews credit limits and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

RISK MANAGEMENT

The Bank uses derivatives to meet its own risk management needs, including mitigation of interest rate, foreign currency and credit risk. A description of the Bank's hedging activities is set out below.

Economic hedges

Economic hedges arise when the Bank enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. This includes interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities, and credit derivatives to manage the credit risk on certain of the Bank's loan portfolios. While the respective risks on the underlying assets have been hedged, an element of volatility is experienced in the accounting results because in many cases the expenses and revenue streams generated by the underlying assets are accounted for on an accruals basis, while the derivatives are accounted for at fair value.

Fair value hedges

The Bank's interest rate risk management strategy incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. Interest rate sensitivity is managed by modifying the repricing or maturity characteristics of certain assets and liabilities so that movements in interest rates do not significantly affect net interest income. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate.

In addition, the Bank uses cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities, and foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale-securities.

Derivatives that are designated and qualify as fair value hedges are recorded in the Combined Balance Sheet at fair value with the carrying value of underlying hedged items also adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the Combined Statements of Income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. Hedge ineffectiveness is separately recorded in trading revenues.

Cash flow hedges

Cash flow hedging strategies are used to mitigate exposure to variability of cash flows. This is achieved by using interest rate swaps to convert variable rate assets or liabilities, such as loans, deposits and other debt obligations, to fixed rates. The Bank also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate Swiss franc assets or liabilities.

Further, the Bank uses derivatives to hedge the cash flows associated with forecasted transactions. For these hedges the maximum length of time over which the Bank hedges its exposure to the variability in future cash flows, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 16 months.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in Accumulated other comprehensive income, or AOCI. These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earning. The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in trading revenues.

Net investment hedges

The Bank typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations in order to protect against adverse movements in foreign exchange rates.

The change in the fair value of a derivative used as a hedge of a net investment in a foreign operation is recorded in AOCI, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in trading revenues.

OVER-THE-COUNTER DERIVATIVES

The Bank's positions in derivatives, discussed above, include both OTC and exchange-traded derivatives. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equities and credit instruments.

The following table sets forth details of open OTC derivative contracts according to maturity:

Open OTC derivative contracts, December 31, 2004, in CHF bn	Gross positive replacement value				Credit equivalent			
	Maturity less than or equal to 1 year	Maturity between 1-5 years	Maturity equal to or greater than 5 years	**Total**	Maturity less than or equal to 1 year	Maturity between 1-5 years	Maturity equal to or greater than 5 years	**Total**
Maturity								
Total interest rate instruments	9.1	61.4	103.5	**174.0**	9.1	64.4	109.3	**182.8**
Total foreign exchange	29.7	12.9	7.5	**50.1**	36.7	18.5	10.7	**65.9**
Total precious metals	0.3	0.5	0.1	**0.9**	0.4	0.5	0.1	**1.0**
Total equities/indices	3.1	8.8	1.8	**13.7**	4.3	12.1	2.4	**18.8**
Total other	0.2	4.3	1.2	**5.7**	0.5	6.6	2.1	**9.2**
Total	**42.4**	**87.9**	**114.1**	**244.4**	**51.0**	**102.1**	**124.6**	**277.7**

The following table sets forth details of open OTC derivative financial instruments according to external rating agencies or equivalent internal bank ratings:

Open OTC derivative contracts, December 31, 2004	Contract volume [3]		Net positive replacement value [2]		Credit equivalent [2,4]	
	CHF bn	%	CHF bn	%	CHF bn	%
Internal bank rating [1]						
AAA	**4,172.1**	31	**17.6**	32	**22.7**	27
AA	**4,942.1**	36	**16.2**	30	**27.2**	32
A	**2,985.3**	22	**9.9**	18	**19.2**	22
BBB	**963.0**	7	**8.1**	15	**11.8**	14
BB or lower	**549.2**	4	**3.0**	5	**4.5**	5
Total	**13,611.7**	**100**	**54.8**	**100**	**85.4**	**100**

[1] Translated into Standard & Poor's rating structure. [2] Taking into account legally valid netting agreements. [3] OTC contract volumes excluding sold options.
[4] Potential default risk: positive replacement value plus add-on.

See note 28 of the Combined Financial Statements for additional information relating to derivatives.

Related party transactions

Credit Suisse Group owns all of the Bank's outstanding stock. The Bank is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse Group and certain of its affiliates and subsidiaries. We enter into these transactions in the ordinary course of our business, and we believe that these transactions are generally on market terms that could be obtained from unrelated third parties. Transactions with our subsidiaries and the related inter-company balances are eliminated upon consolidation. At December 31, 2004, our assets related to transactions with Credit Suisse Group and its affiliates outside the Bank totaled CHF 4.6 billion, including cash and due from banks and other interest-bearing deposits with banks of CHF 2.4 billion and loans of CHF 1.2 billion; of these balances, CHF 0.5 billion were under securities lending and reverse repurchase agreements. Our liabilities related to these transactions totaled CHF 15.2 billion, including deposits of CHF 8.4 billion and other short-term borrowings of CHF 5.2 billion; of these balances CHF 0.1 billion were under securities lending and repurchase agreements. As a consequence, at December 31, 2004, we had net liability exposure to such related parties of CHF 10.6 billion.

The Bank is a global bank and, in particular, has major retail and private banking operations in Switzerland. Certain of our directors and officers have loans outstanding with the Bank or its subsidiaries. Most loans are either mortgage loans or loans against shares. Certain of our directors and officers and those of our affiliates and their subsidiaries maintain margin accounts with Credit Suisse First Boston LLC and other affiliated broker-dealers in the ordinary course of business. In addition, certain of such directors, officers or employees have investments or commitments to invest in various private funds sponsored by us. The Bank makes loans on the same terms available to third-party customers or pursuant to widely available employee benefit plans. Credit Suisse First Boston LLC and other affiliated broker-dealers, from time to time and in the ordinary course of business, enter into, as principal, transactions involving the purchase or sale of securities from or to such directors and officers and members of their immediate families.

See note 27 of the Combined Financial Statements for further information on related party transactions.

MANAGEMENT

The Bank's most senior officer is Oswald J. Grübel, the Chief Executive Officer, or CEO. He was appointed to this position by the Board of Directors of the Bank effective as of May 13, 2005, the day on which the merger of Former Credit Suisse Bank and Former Credit Suisse First Boston Bank became effective. He is also the Chief Executive Officer of the Credit Suisse Group, the Bank's parent company. While the CEO and the members of the Executive Board of the Bank have the overall management responsibility for the Bank, the responsibility for the operational management of the divisions and the businesses allocated to them by the Board of Directors is delegated to the divisional Chief Executive Officers.

Pursuant to the Bank's Organizational Guidelines and Regulations, the CEO and the members of the Executive Board are appointed by the Board of Directors, which is responsible for the overall direction, supervision and control of the Bank. The Board of Directors of the Bank has established a Chairman's and Governance Committee, an Audit Committee, a Compensation Committee and a Risk Committee.

As of the date of this Information Statement, the Board of Directors of the Bank is composed of the following individuals:

Name	Principal or Former Occupation
Walter B. Kielholz Chairman, Chairman of the Chairman's and Governance Committee	Chairman of the Board of Directors of Credit Suisse Group
Hans-Ulrich Doerig Vice-Chairman, Chairman of the Risk Committee and Member of the Chairman's and Governance Committee	Vice-Chairman of the Board of Directors of Credit Suisse Group
Thomas W. Bechtler Member of the Risk Committee	Vice-Chairman and Delegate of the Board of Hesta AG and Hesta Tex AG
Robert H. Benmosche Member of the Compensation Committee	Chairman and Chief Executive Officer of Met Life Inc. and Met Life Insurance Company
Peter Brabeck-Letmathe	Chairman and Chief Executive Officer of Nestlé S.A.
Noreen Doyle Member of the Risk Committee	First Vice President and Head of Banking of the European Bank for Reconstruction and Development
Jean Lanier Member of the Audit Committee	Former Chairman of the Managing Board and Chief Executive Officer of Euler Hermes
Anton van Rossum Member of the Compensation Committee	Former Chief Executive Officer and member of the Board of Directors of Fortis
Aziz R. D. Syriani Chairman of the Compensation Committee, Member of the Chairman's and Governance Committee and the Audit Committee	President and Chief Executive Officer of The Olayan Group
David W. Syz Member of the Audit Committee	Chairman of the Board of Huber & Suhner AG

Ernst Tanner Member of the Risk Committee	Chairman and Chief Executive Officer of Lindt & Sprüngli AG
Peter F. Weibel Chairman of the Audit Committee and Member of the Chairman's and Governance Committee	Former Chief Executive Officer of PricewaterhouseCoopers AG, Zurich

As of the date of this Information Statement, the Executive Board of the Bank is composed of the following individuals:

Name	Title – Bank
Oswald J. Grübel	Chief Executive Officer
Renato Fassbind	Chief Financial Officer
D. Wilson Ervin	Chief Risk Officer
Walter Berchtold	Chief Executive Officer Credit Suisse Division
Brady W. Dougan	Chief Executive Officer Credit Suisse First Boston Division
Urs Rohner	—
Richard E. Thornburgh	—

As previously stated, the CEO and the Executive Board of the Bank have delegated the entire operational management responsibility to the Chief Executive Officers of the two divisions of the Bank.

As of the date of this Information Statement, the Executive Boards of the two divisions are composed of the following individuals:

Executive Board Credit Suisse Division

Name	Title – Credit Suisse Division
Walter Berchtold	Chief Executive Officer
Ulrich Körner	Chief Operating Officer and Chief Financial Officer
Alois Bättig	Private Banking Europe
David Blumer	Trading & Sales
Daniel Brupbacher	Investment Management
Romeo Lacher	Operations
Karl Landert	Information Technology
Josef Meier	Corporate & Retail Banking
Joachim H. Straehle	Private Banking International
Arthur Vayloyan	Private Banking Switzerland
Urs Hofmann *	Credit Suisse Business School
Denise Stüdi *	Human Resources
Marco Taborelli *	Marketing

* member of the Extended Executive Board

Executive Board Credit Suisse First Boston Division

Name	Title – Credit Suisse First Boston Division
Brady W. Dougan	Chief Executive Officer
Paul Calello	Chairman and Chief Executive Officer of the Asia Pacific Region
John A. Ehinger	Co-Head of the Equity Division
Brian D. Finn	President
Marc D. Granetz	Co-Head of Global Corporate and Investment Banking
John S. Harrison	Managing Director
James P. Healy	Head of Global Fixed Income

Michael Kenneally	Chairman and Chief Executive Officer of Credit Suisse Asset Management
James E. Kreitman	Co-Head of the Equity Division
Gary G. Lynch	Executive Vice Chairman and Global General Counsel
Neil Moskowitz	Chief Financial Officer
Eileen K. Murray	Head of Global Technology, Operations and Product Control
Adebayo O. Ogunlesi	Executive Vice Chairman and Chief Client Officer
Joanne Pace	Global Head of Human Resources
Michael Philipp	Chairman and Chief Executive Officer of Europe, Middle East and Africa
Richard E. Thornburgh	Executive Vice Chairman
Eric M. Varvel	Co-Head of Global Corporate and Investment Banking

No shares in the capital of the Bank are currently held by the members of the Board of Directors, management or staff. The Bank is wholly owned by Credit Suisse Group, whose representatives were elected to the Board of Directors pursuant to Article 707, paragraph 3 of the Swiss Code of Obligations and are not required to hold shares in the capital of the Bank.

No member of the Board of Directors or of the management has any interests in transactions effected by the Bank during the past or current financial year which are or were unusual in their nature or conditions or significant to the business of the Bank.

For information on loans by the Bank to members of the Board of Directors or management of the Bank, we refer to note 27 of the Combined Financial Statements.

REGULATION AND SUPERVISION

Overview

The Bank's operations throughout the world are regulated and supervised, as applicable, by authorities in each of the jurisdictions in which the Bank has offices, branches and subsidiaries. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee the Bank's banking, investment banking and asset management businesses. Changes in the supervisory and regulatory regimes of the countries in which the Bank operates will determine to some degree the Bank's ability to expand into new markets, the services and products that the Bank will be able to offer in those markets and how the Bank structures specific operations. For example, a number of countries in which the Bank operates impose limitations on foreign or foreign-owned financial services companies including:

- on the opening of local offices, branches or subsidiaries and restrictions on the types of banking and non-banking activities that may be conducted by these local offices, branches or subsidiaries;
- on the acquisition of local banks or restrictions requiring a specific percentage of local ownership;
- on investment and other financial flows entering or leaving the country; and
- on types of services offered and level of participation in certain market segments.

Central banks and other bank regulators, financial services agencies and self-regulatory organizations are responsible for the regulation and supervision of the Bank's businesses in each of the jurisdictions in which the Bank operates. These authorities impose a wide variety of requirements, including those relating to:

- Reporting obligations;
- Reserves;
- Capital adequacy;
- Depositor protection;
- Prudential supervision;
- Risk concentration;
- Prevention and detection of money laundering and terrorist financing; and
- Liquidity requirements.

The Bank's investment banking business is also subject to oversight by securities authorities and exchanges, financial services agencies and self-regulatory organizations in various jurisdictions, including regulation as broker-dealers under applicable securities laws. Regulations affecting this business include, among others, those relating to:

- Capital requirements;
- Limitations on extensions of credit;
- Customer sales practice rules;
- Prevention and detection of money laundering and terrorist financing;
- Research analyst independence; and
- Trading rules.

In addition, the Bank's asset management and advisory businesses are generally regulated under the banking and securities laws of the United States, Switzerland and other jurisdictions in which the Bank maintains a presence or provides access to its services.

The regulatory structure that applies to the Bank's operations in certain key countries is discussed more fully below.

Banking

SWITZERLAND

The Bank operates under banking licenses granted by the SFBC pursuant to the Swiss Federal Law of Banks and Savings Banks of November 8, 1934, as amended, or the Bank Law, and its Implementing Ordinance. In addition, the Bank holds securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or the Stock Exchange Act. Banks and securities dealers must comply with certain reporting and filing requirements and, from January 20, 2005, banks must also comply with minimum reserve requirements of the Swiss National Bank, or the National Bank. In addition, banks and securities dealers must file an annual financial statement and detailed monthly interim balance sheets with the National Bank and the SFBC.

In January 2003, the SFBC issued an anti-money laundering ordinance, which contains more stringent due diligence requirements for banks and securities dealers with respect to business relationships and transactions that are deemed to entail higher legal or reputational risks. This ordinance took effect on July 1, 2003 and replaces earlier SFBC anti-money laundering guidelines. In addition, also as of July 1, 2003, the Swiss Bankers' Association, or SBA, a self-regulatory organization, issued a revised Code of Conduct with regard to the exercise of due diligence that applies to business relationships of banks in general. In aggregate, these provisions, which also aim to prevent the financing of terrorism, impose on banks, securities dealers and other financial intermediaries strict duties of diligence when entering into business relationships with customers, including a duty to identify the business partner and to establish the identity of the beneficial owner of funds and assets and, in transacting business with customers or correspondent banks, special duties to monitor and clarify the background of unusual transactions. The provisions also include a duty to freeze funds and assets and to notify the Swiss authorities in the case of well-founded suspicions relating to money laundering activities, and a duty of special care in dealing with politically exposed persons. This ordinance follows a series of anti-money laundering measures implemented in Switzerland since 1977: As a member of the Financial Action Task Force on Money Laundering, or FATF, from its inception, in August 1990 Switzerland adopted its first legislative measures aimed at the prevention of money laundering. This initiative was followed in 1991 by the issuance of the SFBC guidelines for the combat and prevention of money laundering, the adoption in 1992 of the fourth version (the first version was issued in 1977) of the Code of Conduct of the SBA with regard to the exercise of due diligence on business relationships and the implementation of the Federal Statute concerning the Combat of Money Laundering in the Financial Sector of April 1, 1998. Moreover, on October 1, 2003, Switzerland introduced, through amendments to its penal code, criminal liability for legal entities in addition to the criminal liability of an employee for the commission of a crime (e.g. money laundering); this corporate liability covers cases where the legal entity has not taken sufficient organizational measures either to identify employees who commit a crime or to prevent the crime itself. The revised, more stringent FATF 40 recommendations are expected to be implemented in Switzerland in the near future.

Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer secrecy laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities or tax fraud. In particular, Swiss customer secrecy laws generally do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

The SFBC is the highest bank supervisory authority in Switzerland and is independent from the National Bank. Under the Bank Law, the SFBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. Among other things, the SFBC has the power to grant and withdraw banking and securities dealer licenses, to enforce the Bank Law and the Stock Exchange Act and to prescribe the content and format of audit reports. The National Bank is a limited liability company whose share capital is held by the Swiss cantons and cantonal banks, private shareholders and public authorities. It is responsible for implementing those parts of the government's monetary policy that relate to banks and securities dealers, particularly in the area of foreign exchange. It publishes extensive statistical data on a monthly basis. On May 1, 2004, an amendment to the Swiss Federal Act on the National Bank came into effect, which gives the National Bank certain additional powers such as the supervision of payment and securities settlement systems. Conversely, as of the same date, the National Bank abolished the capital export restrictions over which it had jurisdiction – in particular, the principle of entrenchment which required that Swiss franc denominated bonds be lead-managed by banks or securities dealers based in Switzerland.

Under the Bank Law, a bank's business is subject to inspection and supervision by an independent auditing firm that is licensed by the SFBC. These Bank Law auditors, which are appointed by the bank's board of directors, are required to annually perform an audit of the bank's financial statements and assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and SFBC regulations, as well as guidelines for self-regulation. The regulatory part of the audit report is submitted to both the bank's board of directors and the SFBC. In the event that the audit reveals violations of the law or other irregularities, the auditors must inform the SFBC if the violation or irregularity is not cured within a deadline designated by the auditors, or immediately in the case of serious violations or irregularities that may jeopardize the security of creditors.

In 1999, the SFBC established the Large Banking Groups Department, or the SFBC Department, which oversees all of the main businesses in which the Bank operates, supervises the Bank directly through regular reviews of accounting, risk and structural information, regular meetings with management and periodic on-site visits. The SFBC Department also coordinates the activities of the SFBC with the Bank's external auditors and with the Bank's foreign regulators.

In November 2004, the Federal Council passed a resolution to support the creation of a federal financial market supervisory agency, the FINMA, by consolidating the SFBC and the Swiss Federal Office of Private Insurance, or FOPI, to unify the supervisory means for all supervised areas. At the same time, the Federal Council decided to, among other things, include the Money Laundering Control Authority within the FINMA and permit the FINMA to inform the public about on-going and concluded investigations and proceedings under defined parameters. The Federal Council has tasked the Swiss Federal Department of Finance, or FDF, with drafting a bill, expected to be presented to Parliament at the end of 2005.

In addition, the Swiss regulatory framework relies on self-regulation through the SBA. The SBA issues a variety of guidelines to banks and securities dealers, such as: the Risk Management Guidelines for Trading and the Use of Derivatives, which set out standards based on the recommendations of the Group of Thirty, the Basle Committee and the International Organization of Securities Commissions; the Portfolio Management Guidelines, which set standards for banks when managing customers' funds and administering assets on their behalf; and the Code of Conduct for Securities Dealers, which sets standards for professional ethics in the execution of securities transactions for customers. In January 2003, the SBA issued the Guidelines on the Independence of Financial Research, or the Research Guidelines. The Research Guidelines became effective on July 1, 2003 and were issued with a view to ensuring the independence of financial research of SFBC-regulated financial institutions.

Capital requirements

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and, as noted above, this requirement applies to the Bank on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into three main categories:

- Tier 1 capital (core capital);
- Tier 2 capital (supplementary capital); and
- Tier 3 capital (additional capital).

Through 2003, the Bank's Tier 1 capital included primarily paid-in share capital, reserves (defined to include, among other things, free reserves and the reserve for general banking risks), capital participations of minority shareholders in certain fully consolidated subsidiaries, retained earnings and audited current-year profits, less anticipated dividends. Among other items, this was reduced by the net long position of the Bank's own shares and goodwill. Tier 1 capital is supplemented, for capital adequacy purposes, by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with payment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking and finance and certain other deductions, equals total bank or regulatory capital.

Effective January 1, 2004, the Bank calculates its regulatory capital on the basis of US GAAP, with certain adjustments required by the SFBC. With these adjustments, the Bank's regulatory capital calculation methodology is substantially the same as for prior years. The SFBC has advised Credit Suisse Group that the Bank may continue to include as Tier 1 capital CHF 5.7 billion as of December 31, 2004 of equity from special purpose entities that are deconsolidated under FIN 46R.

In addition to the annual financial statement and detailed monthly interim balance sheets, the Bank submits statements of required and existing regulatory capital semi-annually on a consolidated basis to the National Bank. The National Bank may demand further disclosures from banks concerning their financial condition as well as other kinds of information relevant to regulatory oversight. The Bank is exempt from regulatory capital consolidation, subject to certain conditions, but has to comply with regulatory capital requirements. For information on the Bank's capital ratios, refer to note 35 of the Combined Financial Statements.

The Basel Committee has introduced significant changes to existing international capital adequacy standards, which were published on June 26, 2004. The Basel Committee also indicated that selected standards, e.g. trading book aspects, will be reviewed and updated in the course of 2005. Participating countries are currently in the process of modifying their bank capital and regulatory standards as necessary to implement the new standards at the earliest at year-end 2006. The Bank cannot predict at this time whether, or in what form, the new standards will be implemented in national legislation, or the effect that they would have on the Bank or on the Bank's subsidiaries' capital ratios, financial condition or results of operations. In addition, on April 29, 2004, the SFBC formally announced that it intends to implement the new standards swiftly but subject to a "Swiss finish." Furthermore, the SFBC has indicated that – in contrast to the implementation plans of the Board of Governors of the Federal Reserve System to restrict application of the new standards to the major US banking institutions – it intends to implement the new standards for all Swiss banks. Therefore, the Bank's various banking subsidiaries will be required to comply with the new standards. Moreover, the SFBC intends to follow the timetable for implementation of the new standards set by the European Union, irrespective of whether the United States delays implementation for US banks.

Liquidity requirements

Banks are required to maintain specified measures of primary and secondary liquidity under Swiss law. The minimum reserve requirement (formerly designated as "primary liquidity") is measured by comparing Swiss franc-denominated liabilities to liquid assets in Swiss francs. For this purpose, liabilities are defined as balances due to banks and due to customers, due on demand or due within three months, and 20% of deposits in savings and similar accounts. Under applicable law in 2004, a bank's liquid assets had to be maintained to a level of at least 2.5% of the sum of these kinds of liabilities. As of January 1, 2005, these provisions were replaced by a minimum reserves requirement set forth in the new National Bank Ordinance that entered into effect on May 1, 2004. These new rules follow, in essence, the former law, but also include medium-term notes due within three months.

Overall liquidity (formerly designated as "secondary liquidity") is measured by comparing the total of liquid assets and "easily realizable assets" with the total of "short-term liabilities." The total of the liquid and easily realizable assets of a bank must be equal to at least 33% of the short-term liabilities.

Banks are required to file with the SFBC and the National Bank monthly statements reflecting their primary liquidity position and quarterly statements reflecting their secondary liquidity position.

Risk concentration

Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific, pre-defined limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank's eligible capital, taking into account counterparty risks and risk mitigation instruments. A bank's aggregated and risk-weighted exposure to any single counterparty or group of related counterparties may not exceed a specified limit; risk exposures exceeding 10% of a bank's eligible capital are deemed a regulatory large exposure and must be reported to the bank's board of directors, as well as to its Bank Law auditors. In addition, aggregated and risk-weighted exposure to any single counterparty or group of related counterparties may not exceed 25% of a bank's eligible capital, and the aggregate of all reported regulatory large exposure positions may not exceed 800% of the bank's eligible capital. Subject to certain exceptions, exposures exceeding these thresholds must be reported immediately to the Bank Law auditors and to the SFBC, which may require corrective action and impose sanctions, if appropriate.

The Bank is generally exempt from risk consolidation.

EUROPEAN UNION

Between 2002 and 2003, the European Union, or EU, adopted or proposed a number of directives and measures within the scope of the Financial Services Action Plan, or FSAP, designed to increase internal market integration and harmonization. Individual EU member states implement these directives through national legislation, the details of which may vary from country to country and which may in certain cases set higher standards. As part of the FSAP, the EU adopted a directive on financial conglomerates in November 2002. Financial conglomerates are defined as groups that include regulated entities active in the banking and/or investment services sectors, on the one hand, and the insurance sector, on the other hand, and that meet certain criteria. The aim of the directive is to impose additional prudential requirements in respect of the regulated entities that are part of financial conglomerates including, to a certain extent, any mixed financial holding company. The supplementary supervision will be organized at the level of the financial conglomerate and cover capital adequacy, risk concentration and intra-group transactions. The directive further requires non-EU headed groups that operate regulated entities in the EU to be subject to equivalent consolidated supervision in their home country. In July 2004, the European Financial Conglomerates Committee, or the EFCC, and the Banking Advisory Committee, or the BAC, of the EU issued guidance to EU supervisors on the extent to which the supervisory regime in Switzerland is likely to meet the objectives of supplementary supervision as foreseen by the directive on financial conglomerates. In their joint guidance, the EFCC and BAC noted that, while none of the supervisory agencies in Switzerland have explicit legal powers extending to financial conglomerates, financial conglomerates are currently supervised on a consolidated basis according to special decrees issued by the lead regulator. The EFCC and BAC noted further that the Swiss banking supervisory regime makes use of many of the same tools as the banking supervisory regime in the EU and aims to achieve essentially the same objectives as set out in EU legislation. In their joint conclusions, the EFCC and BAC advised that any EU supervisor considering the equivalence of supervision for a particular Swiss-parented group:

- should clearly understand the features of the Swiss decree governing supervision of that group and satisfy themselves that the decree, and its practical application, will achieve objectives consistent with the objectives of EU supplementary or consolidated supervision, as appropriate;
- must, in all cases satisfy themselves that there will be an appropriate level of cooperation from Swiss supervisors; and
- must satisfy themselves that they would be able to obtain appropriate information from the Swiss supervisory authorities.

By letter dated April 15, 2005, the UK Financial Services Authority, or FSA, advised that the SFBC undertakes equivalent consolidated supervision of the Bank's parent, Credit Suisse Group, for purposes of the directive. The FSA has been appointed the EU coordinator for Credit Suisse Group, including the Bank.

In June 2003, the EU adopted a directive on the taxation of savings income, or the Savings Directive. Pursuant to the Savings Directive, a member state of the EU will be required to provide to the tax authorities of other member states information regarding payments of interest (or other similar income) paid by a person within its jurisdiction to individual residents of such other member states, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The Directive is expected to be required to be applied by EU member states at the earliest from July 1, 2005, subject to certain conditions being met. In October 2004, the EU and Switzerland signed an agreement on the taxation of savings income by way of a withholding system and voluntary declaration in the case of transactions between parties in EU member states and Switzerland. This agreement was approved by the Swiss Parliament in December 2004, together with additional agreements on other topics (collectively, the Bilateral Treaties). Certain parts of the Bilateral Treaties will be subject to referendum or mandatory public votes to be held in Switzerland during 2005. Switzerland will introduce a tax on interest payments or other similar income paid by a paying agent within Switzerland to EU resident individuals on July 1, 2005. The tax will be withheld at a rate of 15% for the first three years of the transitional period, 20% for the subsequent three years and 35% thereafter. The beneficial owner of the interest payments may be entitled to a refund of the tax in her or his state of residency if certain conditions are met.

UNITED STATES

The Bank's operations in the United States are subject to a variety of regulatory regimes. The Bank operates a bank branch in New York, or the New York Branch, and representative offices in Florida and New York. Each of these offices is licensed by the state banking authority in the state in which it is located and is subject to regulation and examination by its licensing authority. Because the New York Branch does not engage in "retail" deposit taking, it is not required to be, and is not, a member of the Federal Deposit Insurance Corporation, or the FDIC. Accordingly, the FDIC does not insure its deposits.

The New York Branch is licensed by the Superintendent of Banks of the State of New York, or the Superintendent, under the New York Banking Law, or the NYBL. The New York Branch is examined by the New York State Banking

Department and the Board of Governors of the Federal Reserve System, or the Board, and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. Under the NYBL and regulations adopted in 2002, the New York Branch must maintain, with banks in the State of New York, eligible assets (including United States treasuries, other obligations issued or guaranteed by the United States government or agencies or instrumentalities thereof, obligations of the New York State government and local governments within New York State, and numerous other assets meeting the criteria established in the NYBL and applicable regulations) in an amount generally equal, with certain exclusions, to 1% of the liabilities of the New York Branch (up to a maximum of USD 400 million as long as the Bank and the New York Branch meet specified supervisory criteria). The NYBL also empowers the Superintendent to require branches of foreign banks to maintain in New York specified assets equal to such percentage of the branches' liabilities as the Superintendent may designate. This percentage is currently set at 0%, although the Superintendent may impose specific asset maintenance requirements upon individual branches on a case-by-case basis. The Superintendent has not prescribed such a requirement for the New York Branch.

The NYBL authorizes the Superintendent to take possession of the business and property of a foreign bank's New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York State-chartered bank. These circumstances include the following:

- Violation of any law;
- Conduct of business in an unauthorized or unsafe manner;
- Capital impairments;
- Suspension of payment of obligations;
- Liquidation of the foreign bank in the jurisdiction of its domicile or elsewhere; or
- Existence of reason to doubt a foreign bank's ability to pay in full certain claims of its creditors.

Pursuant to the NYBL, when the Superintendent takes possession of a New York branch, it succeeds to the branch's assets and the assets of the foreign bank located in New York. In liquidating or dealing with a branch's business after taking possession of the branch, the Superintendent shall accept for payment out of these assets only the claims of creditors (unaffiliated with the foreign bank) that arose out of transactions with such New York branch. After such claims are paid, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

The New York Branch is generally subject under the NYBL to the same single borrower lending limits applicable to a New York State-chartered bank, except that for the New York Branch such limits, which are expressed as a percentage of capital, are based on the capital of the Bank on a global basis.

In addition to being subject to various state laws and regulations, the Bank's operations are also subject to federal regulation, primarily under the International Banking Act of 1978, as amended, or the IBA, and the amendments to the IBA made pursuant to the Foreign Bank Supervision Enhancement Act of 1991, or FBSEA, and to examination by the Board in its capacity as the Bank's US "umbrella supervisor." Under the IBA, as amended by FBSEA, all branches and agencies of foreign banks in the United States are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by US bank holding companies, and most US branches and agencies of foreign banks, including the New York Branch, are subject to reserve requirements on deposits and to restrictions on the payment of interest on demand deposits pursuant to regulations of the Board.

Among other things, FBSEA provides that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. FBSEA also subjects a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, FBSEA authorizes the Board to terminate the activities of a US branch or agency of a foreign bank if it finds that:

- The foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country; or
- There is reasonable cause to believe that such foreign bank, or an affiliate, has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result, continued operation of the branch or agency would be inconsistent with the public interest and purposes of the banking laws.

If the Board were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against the Bank, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch.

In 2001, Congress enacted the Patriot Act, which imposed significant new record-keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. The Patriot Act also required the United States Treasury Secretary to develop and adopt final regulations that impose anti-money laundering compliance obligations on financial institutions. The United States Treasury Secretary delegated this authority to a bureau of the United States Treasury Department known as the Financial Crimes Enforcement Network, or FinCEN.

Many of the new anti-money laundering compliance requirements of the Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the New York Branch and the US subsidiaries of the Bank under Board regulations before the Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the Patriot Act, such as procedures relating to correspondent accounts for non-US financial institutions and regulations thereunder mandating formal customer identification procedures, involve new compliance obligations. However, FinCEN has not adopted final regulations in all of these areas, and the impact on the Bank's US operations will depend on how FinCEN implements these requirements.

Non-banking activities

Pursuant to the IBA, the Bank Holding Company Act of 1956, as amended, or the BHCA, imposes significant restrictions on the Bank's United States non-banking operations and on the Bank's worldwide holdings of equity in companies operating in the United States. Historically, the Bank's US non-banking activities were principally limited to activities that the Board found to be a proper incident to banking or managing or controlling banks or to which an exemption applied (such as certain "grandfather rights" accorded to certain segments within the Bank pursuant to the IBA). Moreover, prior Board approval was generally required to engage in new activities and to make non-banking acquisitions in the United States.

The Gramm-Leach-Bliley Act, or GLBA, which was signed into law in 1999 and became effective in most respects in 2000, significantly modified these restrictions. Once GLBA took effect, qualifying bank holding companies and foreign banks qualifying as "financial holding companies" were permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, private equity and other financial activities—in many cases without prior notice to, or approval from, the Board or any other US banking regulator. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain provisions of the BHCA governing the acquisition of US banks were not affected by the GLBA. Accordingly, as was the case prior to enactment of GLBA, the Bank is required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank or bank holding company. Under the BHCA and regulations issued by the Board, the New York Branch is also restricted from engaging in certain "tying" arrangements involving products and services.

Under GLBA and related Board regulations, the Bank became a financial holding company effective March 23, 2000. To qualify as a financial holding company, the Bank was required to certify and demonstrate that the Bank was "well capitalized" and "well managed." These standards, as applied to us, are comparable to the standards US domestic banking organizations must satisfy to qualify as financial holding companies. In particular, the Bank is required to maintain capital equivalent to that of a US bank, including a Tier 1 capital ratio of at least 6% and a total capital ratio of at least 10%. If in the future the Bank ceases to be well capitalized or well managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement the Bank fails to meet, the Bank may be required to discontinue newly authorized financial activities or terminate the Bank's New York Branch. The Bank's ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect the Bank's operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called "push-out" provisions of GLBA have narrowed and, when fully implemented, will narrow the exclusion of banks (including the New York Branch) from the definitions of "broker" and "dealer" under the Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed "dealer" definition took effect in September 2003, and the narrowed "broker" definition is currently expected to take effect no earlier than September 2005, although the SEC has indicated that it does not expect banks to develop compliance for the broker rules until final rules have been adopted. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more US registered broker-dealer affiliates.

UNITED KINGDOM

The FSA is the single statutory regulator of financial services activity in the UK. It takes its powers from the Financial Services and Markets Act 2000, or the FSMA. The FSA took on its powers with effect from December 1, 2001. The scope of activities covered includes banking, personal insurance and investment business. From late 2004, the FSA is responsible for regulating mortgage lending and advice and general insurance advice in addition to its current scope. In undertaking its supervisory responsibilities, the FSA adopts a risk-based approach, covering all aspects of a firm's business, capital adequacy, systems and controls and management structures. Accordingly, the FSA sets requirements on capital and related systems and controls based on risk factors rather than by sector from which the firm comes. In addition to its supervisory responsibilities, the FSA continues to review and update the overall regulatory regime, taking account of market changes, as well as government and international initiatives and developments with an impact on risk perceptions and exposures within the financial services industry. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders in cases of breaches or likely breaches of rules, prosecute criminal offences under FSMA, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

The London branch of the Bank, or the London Branch, and its affiliated entities, Credit Suisse First Boston International and Credit Suisse (UK) Limited, are authorized under the FSMA with respect to their deposit taking banking business and are regulated by the FSA. Certain aspects of these entities' wholesale money markets activities are subject to regulation in the United Kingdom by the FSA. Wholesale money market activities, which fall outside the scope of the FSMA, generally fall within the scope of a voluntary code of conduct called the Non-Investment Products Code, which is published by the Bank of England.

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on deposit taking business. In deciding whether to grant authorization, the FSA must determine whether an applicant firm satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be fit and proper. Guidance on what constitutes fit and proper is set out in the FSA Handbook and includes consideration of its connection with any person, the nature of the regulated activity that it carries on or seeks to carry on and the need to ensure that its affairs are conducted soundly and prudently. The FSA may also take into account anything that could influence a firm's continuing ability to satisfy this condition, including the firm's position within a group and information provided by overseas regulators about the firm. In connection with its authorization the FSA may impose conditions relating to the operation of the bank and the conduct of banking business. The FSA retains the power to waive or modify the application of or compliance with certain of the rules promulgated by the FSA under FSMA.

The FSA has adopted a risk-based approach to the supervision of banks. Under this approach, the FSA performs a formal risk assessment of every bank or banking group in the United Kingdom during each supervisory period, which varies in length according to the risk profile of the bank. The FSA performs the risk assessment by analyzing information that it receives during the normal course of its supervision, such as regular prudential and statistical returns on the financial position of the bank, or that it acquires through a series of meetings with senior management of the bank. After each assessment, the FSA will inform the bank of its view on the bank's risk profile, including details of any remedial action the FSA requires the bank to take. The FSA can, for example, increase the bank's capital ratios or revoke the bank's authorization, either of which would adversely affect the Bank's results of operation and financial condition.

The FSA requires Credit Suisse First Boston International and Credit Suisse (UK) Limited to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. The London Branch is also subject to Swiss Bank Law requirements in respect of capital adequacy and large exposures. The FSA generally requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due.

The banking businesses that are subject to oversight by the FSA are regulated in accordance with EU directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the EU countries in which the Bank operates and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable US law.

The Bank's UK banking and broker-dealer businesses are also subject to the Proceeds of Crime Act 2002, or PCA, which consolidates, updates and strengthens existing UK legislation and brings in broad new powers. It transfers many confiscation powers to the Crown Court and establishes an Assets Recovery Agency, or ARA. The PCA also imposes stricter penalties for money laundering offences by the introduction of a negligence-based criminal offence, which applies not only to financial institutions, but also to solicitors and other professionals who manage or deal with clients' money; introduces civil forfeiture in the High Court; and empowers the Director of the ARA to tax the proceeds of criminal conduct. The new money laundering provisions, which make negligent conduct a criminal offence, are especially important to financial institutions and banks.

Investment Banking and Asset Management

SWITZERLAND

The Bank's securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are, subject to minor exceptions, the same as for banks. Securities dealers are supervised by the SFBC, and the Research Guidelines also apply to SFBC-registered securities dealers.

The Bank's asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss Law on Mutual Funds (which is currently undergoing a complete revision and is expected to be replaced by a Law on Collective Capital Investments), these activities are conducted through legal entities under the supervision of the SFBC.

EUROPEAN UNION

In April 2004, as part of the FSAP, the EU adopted a new investment services directive, the Markets in Financial Instruments Directive, or MiFID, which EU member states will be required to implement by April 2006. The directive is designed to give investment firms an effective "single passport," allowing them to operate throughout the EU on the basis of authorization in their home member state. It will also permit investment firms to process client orders outside regulated exchanges, which is not currently possible in some member states. The directive provides for certain pre-trade and post-trade transparency obligations to apply to investment firms that engage in the internalization of order flow. Subject to certain exceptions, such firms would be obliged to disclose the prices at which they will be willing to buy from and/or sell to their clients. This is designed to ensure that European wholesale markets will not be subject to this disclosure requirement and that investment firms in these markets will not be subjected to significant risks in their role as market makers.

UNITED STATES

In the United States, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the Commodity Futures Trading Commission, or the CFTC, is the federal agency primarily responsible for, among other things, the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities and the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities. The Board of Governors of the Federal Reserve System promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and NYSE, and by state authorities. In addition, because they are also engaged in futures activities, broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association, or the NFA, and by state authorities.

The Bank's investment banking business includes broker-dealers registered with the SEC, all 50 states of the United States, the District of Columbia and Puerto Rico, and with the CFTC as futures commission merchants and commodities trading advisers. As a result of these registrations, and memberships in self-regulatory organizations such as the NASD, the NYSE and the NFA, the Bank's investment banking business is subject to over-lapping schemes of regulation covering all aspects of its securities and futures activities. Such regulations cover matters including:

- Capital requirements;
- The use and safekeeping of customers' funds and securities;
- Recordkeeping and reporting requirements;
- Supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;
- Supervisory and organizational procedures intended to prevent improper trading on "material non-public" information;
- Employee-related matters;
- Limitations on extensions of credit in securities transactions;
- Required procedures for trading on securities and commodities exchanges and in the OTC market;
- Prevention and detection of money laundering and terrorist financing;
- Procedures relating to research analyst independence; and
- Procedures for the clearance and settlement of trades.

A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, US broker-dealers may be required in some instances to make "suitability" determinations as to certain customer transactions, are limited in the amounts that they may charge customers, generally cannot trade ahead of customer orders and may not engage in other activities deemed to be inconsistent with just and equitable principles of trade. US broker-dealers must make certain required disclosures to their customers.

The broker-dealers' operations are also subject to the SEC's net capital rule, Rule 15c3-1, or the Net Capital Rule, promulgated under the Exchange Act, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. The Bank also has a so-called "broker-dealer lite, which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F to Rule 15c3-1. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those of the Bank's operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict the Bank's ability to withdraw capital from the Bank's broker-dealer subsidiaries, which in turn could limit the Bank's ability to make payments on the Bank's debt. Certain of the Bank's broker-dealers are also subject to the net capital requirements of various self-regulatory organizations.

As registered futures commission merchants, certain of the Bank's broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, generally impose prohibitions against trading ahead of customers orders and other fraudulent trading practices, and include provisions as to the handling of customer funds and reporting and recordkeeping requirements.

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the US Investment Advisers Act of 1940, as amended, and the SEC's rules and regulations thereunder. The Bank's asset management business provides primarily discretionary asset management services to individuals, corporations, public pension funds and registered and unregistered mutual funds. In 2004, the SEC also adopted rules that will require the registration of certain hedge fund advisers to register under the Advisers Act by February 2006. The SEC-registered mutual funds that the Bank advises are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC's rules and regulations thereunder. For pension fund customers, the Bank is subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. These regulations provide, among other things, for the way in which client assets should be managed from a portfolio philosophy, diversification and management perspective. In addition, these regulations impose limitations on the ability of investment advisers to charge performance-based or non-refundable fees to customers, record keeping and recording requirements, disclosure requirements and limitations on principal transactions between an adviser or its affiliates and advisory customers, as well as general anti-fraud prohibitions. Finally, because some of the investment vehicles the Bank advises are commodity pools, the Bank is subject to the Commodity Exchange Act for such vehicles.

The Bank's investment banking and asset management operations may also be materially affected not only by regulations applicable to them as financial market intermediaries, but also by regulations of general application. For example, the volume of the Bank's underwriting, merger and acquisition and merchant banking businesses could be affected by, among other things, existing and proposed tax legislation, anti-trust policy and other governmental regulations and policies (including the interest rate policies of the Board) and changes in interpretation and enforcement of various laws that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and merchant banking businesses, which in turn could adversely affect the Bank's underwriting, advisory and trading revenues.

In 2002 and 2003, the NASD, the NYSE and the SEC adopted rules or regulations relating to the independence of research activities and research analysts. Credit Suisse First Boston LLC, as a member of the NASD and the NYSE and by virtue of having affiliated broker-dealers registered with the SEC, is subject to those rules and regulations. The rules adopted by the NASD and NYSE apply to research communications involving equity securities and, among other things, prohibit research analysts from being supervised by investment banking personnel, prohibit tying research analyst compensation to investment banking services, prohibit buying and selling of company securities by research analysts during specified periods, and require certain disclosures in research reports and public appearances. In February 2003, the SEC adopted Regulation Analyst Certification, or Regulation AC, which applies to research reports involving equity or debt securities. Regulation AC requires research analysts to make specific certification in connection with both research report issuances and public appearances.

In 2002, as part of changing practices in the investment banking industry and the Bank's commitment to ensuring the independence of its research, the Bank made a number of changes in its equity securities research activities, including realigning its research department, including equity research, to report to the Vice Chairman of Credit Suisse First Boston for Research and for Legal and Compliance, adopting new rules on securities ownership by analysts and implementing new procedures for communication between analysts and investment bankers. Further, pursuant to an agreement with various US regulators regarding, among other things, research analyst independence, Credit Suisse First Boston has adopted internal structural and operational reforms to ensure research analyst independence. Refer to "The Bank — Legal proceedings and regulatory examinations."

UNITED KINGDOM

The Bank's London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. For a description of the FSA's enforcement powers, refer to "Regulation and Supervision — Banking."

Subject to certain exemptions set out in the FSMA, only authorized companies may carry on an investment business. In deciding whether to grant authorization, the FSA must determine whether an applicant satisfies the threshold conditions for suitability stipulated in the FSMA, as further explained in the FSA Handbook, including a requirement to be fit and proper. For further information on this requirement, refer to "Regulation and Supervision — Banking." In connection with its authorization the FSA may impose conditions relating to the operation of the company and the conduct of investment business. The FSA retains the power to waive compliance with various provisions of the FSMA and underlying rules.

The FSA is responsible for regulating most aspects of an investment firm's business, for example, its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals, anti-money laundering systems and periodic reporting and settlement procedures.

ANNEXES

I. Combined Financial Statements of Credit Suisse

II. Risk Management Excerpts from 2004 Annual Reports of

- Former Credit Suisse Bank and

- Former Credit Suisse First Boston Bank

Credit Suisse
P. O. Box 1
8070 Zürich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55

CREDIT SUISSE

ANNEX I
COMBINED FINANCIAL STATEMENTS
OF CREDIT SUISSE

ANNEX I – TABLE OF CONTENTS

COMBINED FINANCIAL STATEMENTS

Combined statements of income

Year ended December 31, in CHF m	Reference to notes	2004	2003
Interest and dividend income	6	**25,637**	23,419
Interest expense	6	**(18,363)**	(15,897)
Net interest income	6	**7,274**	7,522
Commissions and fees	8	**12,353**	11,939
Trading revenues	7	**3,495**	2,677
Realized gains/(losses) from investment securities, net	10	**10**	31
Other revenues	8	**2,638**	1,105
Total noninterest revenues		**18,496**	15,752
Net revenues		**25,770**	23,274
Provision for credit losses		**70**	550
Compensation and benefits	8	**11,650**	10,706
Other expenses	8	**7,679**	7,986
Restructuring charges	22	**(2)**	12
Total operating expenses		**19,327**	18,704
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		**6,373**	4,020
Income tax expense	24	**1,106**	1,087
Dividends on preferred securities for consolidated entities		**0**	5
Minority interests, net of tax		**1,113**	101
Income from continuing operations before extraordinary items and cumulative effect of accounting changes		**4,154**	2,827
Income from discontinued operations, net of tax	4	**0**	19
Extraordinary items, net of tax		**0**	5
Cumulative effect of accounting changes, net of tax	2	**(16)**	(78)
Net income		**4,138**	2,773

The accompanying notes to the Combined Financial Statements are an integral part of these statements.

Combined balance sheets

December 31, in CHF m	Reference to notes	**2004**	2003
Assets			
Cash and due from banks		**17,706**	15,236
Interest-bearing deposits with banks		**3,540**	3,831
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	9	**267,156**	257,496
Securities received as collateral		**20,033**	14,824
Trading assets (of which CHF 110,041 m and CHF 107,413 m encumbered)	7	**331,005**	285,152
Investment securities (of which CHF 1,941 m and CHF 1,687 m encumbered)	10	**13,427**	19,335
Other investments	11	**9,167**	3,111
Real estate held for investment	12	**429**	615
Loans, net of allowance for loan losses of CHF 2,697 m and CHF 4,154 m	13	**149,195**	143,614
Premises and equipment	14	**4,777**	5,091
Goodwill	15	**9,118**	9,862
Intangible assets	16	**478**	583
Other assets (of which CHF 4,785 m and CHF 2,644 m encumbered)	17	**72,555**	58,912
Total assets		**898,586**	817,662
Liabilities and shareholder's equity			
Deposits	19	**287,341**	252,079
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9	**239,787**	236,826
Obligation to return securities received as collateral		**20,033**	14,824
Trading liabilities	7	**149,935**	155,303
Short-term borrowings		**20,378**	16,606
Long-term debt	20	**90,050**	73,657
Other liabilities	21, 22	**61,794**	45,456
Preferred securities		**0**	154
Minority interests		**7,200**	2,006
Total liabilities		**876,518**	796,911
Common shares		**4,400**	4,400
Additional paid-in capital		**18,736**	19,499
Retained earnings		**5,372**	1,745
Treasury shares, at cost		**(3,131)**	(2,431)
Accumulated other comprehensive income/(loss)	23	**(3,309)**	(2,462)
Total shareholder's equity		**22,068**	20,751
Total liabilities and shareholder's equity		**898,586**	817,662

Commitments and contingencies refer to notes 24, 29 and 36.

The accompanying notes to the Combined Financial Statements are an integral part of these statements.

Combined statements of changes in shareholder's equity

in CHF m, except common shares outstanding	Common shares outstanding [1]	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumulated other comprehensive income/(loss)	**Total**
Balance December 31, 2002	43,996,652	4,400	20,587	398	(2,981)	(1,712)	20,692
Net income				2,773			2,773
Other comprehensive loss, net of tax						(750)	(750)
Repurchase of treasury shares					(419)		(419)
Share-based compensation			(1,088)		969		(119)
Cash dividends paid				(1,361)			(1,361)
Other				(65)			(65)
Balance December 31, 2003	43,996,652	4,400	19,499	1,745	(2,431)	(2,462)	20,751
Net income				4,138			4,138
Other comprehensive loss, net of tax						(847)	(847)
Repurchase of treasury shares					(1,414)		(1,414)
Share-based compensation			(144)		714		570
Cash dividends paid				(510)			(510)
Other [2]			(619)	(1)			(620)
Balance December 31, 2004	**43,996,652**	**4,400**	**18,736**	**5,372**	**(3,131)**	**(3,309)**	**22,068**

[1] The Bank's total share capital consists of 15,316,000 bearer shares and 28,680,652 registered shares, both with a nominal value of CHF 100 per share and fully paid. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. [2] Substantially relates to the deconsolidation of variable interest entities under Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised (FIN 46R).

Comprehensive income

Year ended December 31, in CHF m	**2004**	2003
Net income	**4,138**	2,773
Other comprehensive loss	**(847)**	(750)
Comprehensive income	**3,291**	2,023

The accompanying notes to the Combined Financial Statements are an integral part of these statements.

Combined statements of cash flows

Year ended December 31, in CHF m	2004	2003
Operating activities of continuing operations		
Net income	**4,138**	2,773
Income from discontinued operations, net of tax	**0**	(19)
Income from continuing operations	**4,138**	2,754
Adjustments to reconcile net income to net cash provided by/(used in) *operating activities of continuing operations*		
Impairment, depreciation and amortization	**974**	1,567
Provision for credit losses	**70**	550
Deferred tax provision	**(297)**	(117)
Restructuring charges	**(2)**	(16)
(Gains)/losses from investment securities available-for-sale	**(10)**	(31)
Share of net (income)/loss from equity method investments	**(106)**	(24)
Cumulative effect of accounting changes, net of tax	**16**	78
Trading assets and liabilities	**(48,789)**	(9,915)
(Increase)/decrease in accrued interest, fees receivable and other assets	**(27,804)**	(15,534)
Increase/(decrease) in accrued expenses and other liabilities	**20,668**	(10,318)
Other, net	**514**	1,641
Total adjustments	**(54,766)**	(32,119)
Net cash provided by/(used in) operating activities of continuing operations	**(50,628)**	(29,365)
Investing activities of continuing operations		
(Increase)/decrease in interest-bearing deposits with banks	**206**	(5,925)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**(29,672)**	(10,434)
Purchase of investment securities	**(16,336)**	(51,750)
Proceeds from sale of investment securities	**1,226**	1,491
Maturities of investment securities	**20,481**	41,717
Investments in subsidiaries and other investments	**(2,214)**	(976)
Proceeds from sale of other investments	**1,637**	1,282
(Increase)/decrease in loans	**(9,669)**	145
Proceeds from sales of loans	**1,294**	1,864
Capital expenditures for premises and equipment and intangible assets	**(806)**	(661)
Proceeds from sale of premises and equipment and intangible assets	**6**	171
Other, net	**(144)**	1,246
Net cash provided by/(used in) investing activities of continuing operations	**(33,991)**	(21,830)

The accompanying notes to the Combined Financial Statements are an integral part of these statements.

Combined statements of cash flows (continued)

Year ended December 31, in CHF m	2004	2003
Financing activities of continuing operations		
Increase in deposits	**44,029**	45,655
Increase/(decrease) in short-term borrowings	**3,168**	564
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**21,204**	4,745
Issuances of long-term debt	**39,520**	22,037
Repayments of long-term debt	**(16,306)**	(23,317)
Repurchase of treasury shares	**(1,414)**	(419)
Dividends paid (including minority interests and trust preferred securities)	**(513)**	(1,384)
Other, net	**(481)**	(711)
Net cash provided by/(used in) financing activities of continuing operations	**89,207**	47,170
Effect of exchange rate changes on cash and due from banks	**(2,118)**	(3,735)
Discontinued operations		
Proceeds from sale of stock by subsidiaries	**0**	2,693
Net increase/(decrease) in cash and due from banks	**2,470**	(5,067)
Cash and due from banks at beginning of year	**15,236**	20,303
Cash and due from banks at end of year	**17,706**	15,236

Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	**1,119**	624
Cash paid during the year for interest	**18,210**	16,124
Assets acquired and liabilities assumed in business acquisitions		
Fair value of assets acquired	**159**	83
Fair value of liabilities assumed	**(76)**	(77)
Assets and liabilities sold in business divestitures		
Fair value of assets sold	**(65)**	(16,269)
Fair value of liabilities sold	**51**	13,805

The accompanying notes to the Combined Financial Statements are an integral part of these statements.

NOTES

1 Summary of significant accounting policies

BASIS OF PREPARATION OF THE COMBINED FINANCIAL STATEMENTS

On May 13, 2005, the Swiss banks Credit Suisse First Boston and Credit Suisse were merged. Credit Suisse First Boston was the surviving legal entity and its name was changed to Credit Suisse. Unless the context otherwise requires, references herein to the "Bank," refer to the merged bank together with its combined subsidiaries. The Bank is a wholly owned subsidiary of Credit Suisse Group.

The Bank is a Swiss bank and a leading global bank. The Bank provides private clients and small to medium-sized companies with comprehensive financial advice and banking products. In the area of global investment banking, the Bank provides financial advisory and capital raising services, sales and trading for users and suppliers of capital as well as asset management products and services to global institutional, corporate, government and high-net-worth clients.

The Combined Financial Statements have been prepared to represent the combined results of operations of the former entities. Historically, the Bank was not operated as a separate legal entity and accordingly stand-alone combined financial statements were not prepared.

The accompanying Combined Financial Statements are stated in Swiss francs (CHF) and have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The fiscal year for the Bank ends on December 31.

In preparing the financial statements that are included in the Combined Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying Combined Financial Statements do not purport to represent what the Bank's results of operations actually would have been had the merger in fact occurred on January 1, 2003, or to project the Bank's results of operations for any future date or period.

PRINCIPLES OF CONSOLIDATION

The Combined Financial Statements include the financial statements of the Bank and its subsidiaries. The Bank's subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Bank also consolidates variable interest entities (VIEs) where the Bank is the primary beneficiary in accordance with the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (FIN 46), as revised (FIN 46R). The effects of intercompany transactions and balances have been eliminated.

The Bank accounts for investments in which it has the ability to exercise significant influence, which generally are investments in which the Bank holds 20% to 50% of the voting rights, using the equity method of accounting under *Other investments*. The Bank's share of the profit or loss, as well as any impairment losses on the investee, if applicable, are included in *Other revenues*.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in currencies other than the functional currency of the related entity are recorded by translating to the functional currency of the related entity at the exchange rate on the date of the transaction. At the balance sheet date, monetary assets and liabilities such as receivables and payables are reported using the year-end spot exchange rates. Exchange rate differences are reported in the Combined statements of income.

For the purpose of these Combined Financial Statements, the assets and liabilities of Bank companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in *Accumulated other comprehensive income/(loss) (AOCI)* within *Shareholder's equity*.

CASH AND CASH EQUIVALENTS

Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less and that are held for cash management purposes.

REVERSE REPURCHASE AND REPURCHASE AGREEMENTS

Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in *Trading assets* or *Investment securities*. Assets and liabilities recorded under these agreements are accounted for on an accrual basis, with interest earned on reverse repurchase agreements and interest incurred on repurchase agreements reported in *Interest and dividend income* and *Interest expense*, respectively. Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement.

SECURITIES LENDING AND BORROWING (SLB) TRANSACTIONS

Securities borrowed and securities loaned that are cash-collateralized are included in the Combined balance sheets at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as *Securities received as collateral* and a corresponding liability to return the security is recorded. Fees and interest received or paid are recorded in *Interest and dividend income* and *Interest expense*, respectively, on an accrual basis.

TRADING ASSETS AND LIABILITIES

Trading assets and liabilities include debt and equity securities, derivative instruments, loans and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management's intent for the individual item. Regular-way security transactions are recorded on a trade date basis.

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction other than an involuntary liquidation or distressed sale. Quoted market prices are used when available to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of premium/discount arising at acquisition of debt securities, are recorded in *Trading revenues*. Interest from debt securities and dividends on equity securities are recorded in *Interest and dividend income*.

Derivatives

All freestanding derivative contracts are carried at fair value in the balance sheet regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host instrument, the embedded feature will be accounted for separately at fair value, with changes in fair value recorded in the Combined statements of income. Once separated, the derivative is recorded in the same line in the Combined balance sheet as the host instrument.

Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives held for trading purposes arise from proprietary trading activity and from customer-based activity. Changes in realized and unrealized gains and losses and interest flows are included in *Trading revenues*. Derivative contracts designated and qualifying as fair value hedges, cash flow hedges or net investment hedges are reported as *Other assets* or *Other liabilities* and hedge accounting is applied.

The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms' length transaction. Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. Where the input parameters cannot be validated using observable market data, reserves are established for unrealized gains evident at the inception of the contracts so that no gain is recorded at inception. Such reserves are amortized to income over the life of the instrument or released into income when observable market data becomes available. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, replacement values are recorded on a gross basis.

Where hedge accounting is applied, the Bank formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Bank discontinues hedge accounting prospectively in the following circumstances:

(1) It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
(2) The derivative expires or is sold, terminated, or exercised;
(3) The derivative is no longer designated as a hedging instrument because it is unlikely that the forecasted transaction will occur; or
(4) The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

For derivatives that are designated and qualify as fair value hedges, the carrying value of the underlying hedged items is adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the Combined statements of income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. Hedge ineffectiveness is separately recorded in *Trading revenues*.

When the Bank discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the statement of income over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the statement of income upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the Combined statements of income upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in *AOCI*. These amounts are reclassified into the statement of income when the variable cash flow from the hedged item impacts earnings (e.g. when periodic settlements on a variable rate asset or liability are recorded in the Combined statements of income or when the hedged item is disposed of). Hedge ineffectiveness is recorded in *Trading revenues*.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in *AOCI* and be reclassified into the Combined statement of income in the same period or periods during which the formerly hedged transaction is reported in the Combined statement of income. When the Bank discontinues hedge accounting because it is no longer probable that a forecasted transaction will occur within the required time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were previously recorded in *AOCI* will be recognized immediately in the Combined statements of income.

For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in *AOCI*, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in *Trading revenues*. The Bank uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in *AOCI*, to the extent the hedge is effective.

INVESTMENT SECURITIES

Investment securities include debt securities classified as held-to-maturity, and debt and marketable equity securities classified as available-for-sale. Regular-way security transactions are recorded on a trade date basis.

Debt securities where the Bank has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in *AOCI* within *Shareholder's equity*. Amounts reported in *AOCI* are net of income taxes.

Amortization of premiums or discounts is recorded in *Interest and dividend income* using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in *Realized gains/(losses) from investment securities, net* at the time of sale on the basis of specific identification.

Recognition of an impairment loss on debt securities is recorded in the Combined statements of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in market interest rates to the extent the Bank has the intent and ability to hold the debt security to maturity.

Recognition of an impairment loss on equity securities is recorded in the Combined statements of income if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Bank generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%.

Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.

Unrealized losses are recognized in the Combined statements of income when a decision has been taken to sell a security.

OTHER INVESTMENTS

Other investments include equity method investments and non-marketable equity securities such as private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

The valuation for non-marketable equity securities depends on the type of entity in which the securities are held. Non-marketable equity securities held by the Bank's subsidiaries that are considered investment companies or broker/dealer entities are carried at their estimated fair value, with changes in fair value recorded in the statement of income. The Bank's other non-marketable equity securities are carried at cost less other-than-temporary impairment.

LOANS

Loans are carried at outstanding principal balances net of unamortized premiums and discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the Combined statements of income in *Provision for credit losses.*

Many factors can affect the Bank's estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Bank segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans where a specifically identified loss has been included in the specific component of the allowance for loan losses. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience, which is recorded in *Other liabilities*. Changes in the estimated calculation of losses are recorded in the Combined statements of income in *Provision for credit losses.*

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of future cash flows. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect the amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, the Bank continues to accrue interest for collection purposes; however, a provision is recorded resulting in no income recognition. In addition, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the Combined statements of income. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established for any shortfall between the estimated net recoverable amount and the principal balance.

A loan can be further downgraded to noninterest earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time and on a regular basis thereafter, the outstanding principal balance net of provisions previously recorded is evaluated for collectibility and additional provisions are established as required. Charge-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously charged-off are recorded based on the cash or estimated fair market value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. Cash amounts received relating to fees are applied to the outstanding principal loan balance during this period. On settlement of a loan, if the loan balance is not collected in full, the loan is charged-off, net of any deferred loan fees and costs.

Interest collected on non-performing loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate. Interest collected on noninterest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Loans held-for-sale are carried at the lower of amortized cost or market value and are included in *Other assets*. Lease financing transactions where the Bank is the lessor are included in *Loans* at amounts representing the gross receivable less any unearned lease income. Lease payments received are recorded as a reduction of the gross lease receivable, and a portion is recorded as *Interest and dividend income*.

REAL ESTATE, PREMISES AND EQUIPMENT

Real estate is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful lives. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful life, generally three to five years.

The Bank capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

The Bank reflects finance leasing activities for which it is the lessee by recording an asset in *Premises and equipment*, and a corresponding liability in *Other liabilities* at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is depreciated over the shorter of the asset's estimated useful life or the lease term.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. *Other intangible assets* may be acquired individually or as part of a group of assets assumed in a business combination. *Other intangible assets* include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured based on the amount of cash disbursed or the fair value of other assets distributed. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Bank's reporting units for the purposes of the impairment test. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets that are determined to have an indefinite useful life are not amortized.

RECOGNITION OF IMPAIRMENT LOSSES ON TANGIBLE FIXED ASSETS AND OTHER INTANGIBLE ASSETS

The Bank evaluates *Premises and equipment* and *Other intangible assets* for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or is greater than its fair value. An impairment loss is deemed to have occurred if the carrying value of a tangible fixed or intangible asset exceeds its implied fair value. Reversals of previously recorded impairment losses are prohibited.

INCOME TAXES

Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the balance sheet date and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in *Other assets* and *Other liabilities*, respectively. Income tax expense or benefit is recorded in *Income tax expense/(benefit)*, except to the extent the change relates to transactions recorded directly in *Shareholder's equity*. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

OTHER ASSETS

Other assets include brokerage receivables, real estate and loans held-for-sale, interest and fees receivables, deferred tax assets, derivative instruments used for hedging purposes, time and precious metals time accounts related to certain brokerage transactions and other miscellaneous receivables.

Derivatives used for hedging purposes
Derivatives are carried at fair value. The fair values of derivatives held for hedging purposes are included as *Other assets* or *Other liabilities* in the Combined balance sheets. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in *Trading revenues*.

OTHER LIABILITIES

Guarantees
In cases where the Bank acts as a guarantor, the Bank recognizes in *Other liabilities*, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including our ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Pensions and other post-retirement benefits
Credit Suisse Group sponsors a multi-employer defined benefit pension plan in Switzerland that covers eligible employees of the Bank domiciled in Switzerland. The Bank also has single-employer defined benefit pension plans and defined contribution pension plans in Switzerland and other countries around the world.

For the multi-employer plan and the defined contribution plans, the Bank records pension expense when its employees render service to the Bank, essentially coinciding with its cash contributions to the plan. For single-employer defined benefit plans, the Bank uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations and the current and past service costs related to its defined benefit and other post-retirement benefit plans. The measurement date used by the Bank to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations that require significant judgment and estimate on behalf of the Bank's management. The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns, and investment strategy. The expected rate of return for insured plans is determined based on the guaranteed interest on the insurance contract plus an estimate of the expected participation of the pension fund in the investment returns of the insurer in excess of the minimal contractual interest rate. The discount rate is determined based upon either high-quality, fixed-income corporate bonds or government bonds adjusted by a premium to reflect the additional risk for corporate bonds. Health care cost trend rates are determined by reviewing external data and the Bank's own historical trends for health care costs.

Unrecognized actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets as well as unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Bank recognizes an additional minimum liability at each measurement date for the excess of the accumulated benefit obligation over the fair value of plan assets as an intangible asset to the extent there are unrecognized prior service costs with any remaining difference, net of tax, being reflected in *AOCI* within *Shareholder's equity*.

SHARE-BASED COMPENSATION

The Bank's eligible employees participate in certain of Credit Suisse Group's share-based compensation plans.

Effective January 1, 2003, the Bank adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation (SFAS 123) as amended by SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, are accounted for at fair value. Compensation expense is measured at the grant or modification date based on the fair value of the award and is recognized in the statement of income over the required service period on a straight-line basis. Refer to note 2 for a discussion of the Bank's adoption of the new share-based payment standards effective January 1, 2005.

CREDIT SUISSE GROUP SHARES AND OWN BONDS

The Bank may buy and sell Credit Suisse Group shares, Credit Suisse Group bonds and derivatives on Credit Suisse Group shares within its normal trading and market-making activities. In addition, the Bank may hold Credit Suisse Group shares to physically hedge commitments arising from employee share-based compensation awards. Credit Suisse Group shares are reported as *Trading assets*, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as *Treasury shares*, resulting in a reduction to *Shareholder's equity*. Derivatives on Credit Suisse Group shares are recorded as assets or liabilities. Dividends received on Credit Suisse Group shares and unrealized and realized gains and losses on Credit Suisse Group shares are recorded according to the classification of the shares as *Trading assets* or *Shareholder's equity*. Purchases of Credit Suisse Group bonds are recorded as an extinguishment of debt.

COMMISSIONS AND FEES

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized at the time or over the period, respectively, that the related service is provided. Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time when the underlying transactions are substantially completed, as long as there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

2 Recently issued accounting standards

RECENTLY ADOPTED STANDARDS

On July 16, 2004, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 02-14, Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means (EITF 02-14). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Bank's financial position, results of operations or cash flows.

In December 2003, the FASB revised SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS 132R). The new disclosure requirements apply to the Bank's domestic (Swiss) plans for 2003. SFAS 132R retained the disclosure requirements from the original statement and requires additional disclosures. SFAS 132R is effective for financial statements with fiscal years ending after December 15, 2003, and the interim disclosures are required for periods beginning after December 15, 2003. The Bank has adopted the new disclosure requirements of SFAS 132R. See note 26 for additional information.

In November 2003, the EITF reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberations of Issue 03-1, The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments, which also discussed the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115 (EITF 03-1). The Bank has adopted the new disclosure requirements of EITF 03-1. See note 10 and 11 for additional information.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for an issuer's classification of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. Effective September 30, 2003, the Bank adopted SFAS 150 for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on the Bank's financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133). Specifically, SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and when a derivative contains a financing component that warrants special reporting in the Combined statements of cash flows. Certain derivative instruments entered into or modified after June 30, 2003, and that the Bank has determined to contain a financing element at inception and where the Bank is deemed the borrower, are now included as a separate component within *Cash flows from financing activities*. Prior to July 1, 2003, these derivative instruments were included within *Cash flows from operating activities*. The adoption of SFAS 149 did not have a material impact on the Bank's financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, which requires the Bank to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to provide companies with the option of deferring the adoption of FIN 46 to periods ending after March 15, 2004, for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Bank consolidated all VIEs under FIN 46 for which it is the primary beneficiary. The cumulative effect of the Bank's adoption of FIN 46 was an after-tax loss of CHF 57 million reported separately as a cumulative effect of a change in accounting principles in the 2003 results. The cumulative effect was determined by recording the assets, liabilities and non-controlling interests in the VIEs at their carrying amounts as of the date of consolidation. The difference between the net amount added to the combined statement of financial condition and the amount of previously recognized interest represents the cumulative effect. As a result of the adoption of FIN 46R as of March 31, 2004, the Bank consolidated certain private equity funds with third party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The effect of initially adopting FIN 46R is reported as a cumulative effect of a change in accounting principle in the 2004 results of operations as an after-tax loss of CHF 16 million. In addition, the Bank deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004. See note 31 for additional information regarding VIEs.

In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires certain disclosures to be made by a guarantor in its financial statements for periods ending after December 15, 2002, about its obligations under certain guarantees it has issued. It also requires a guarantor to recognize, at the inception of a guarantee issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Bank's financial position, results of operations or cash flows. See note 29 for more information on the Bank's guarantees under FIN 45.

In November 2002, the EITF released Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). In EITF 02-3 the FASB staff clarified that, in the absence of (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique, the transaction price represents the best information available with which to estimate fair value at the inception of the arrangement for all derivatives. The adoption of EITF 02-3 did not have a material impact on the Bank's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, a plant closing or other exit or disposal activity. The adoption of SFAS 146 did not have a material impact on the Bank's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS 4) and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (SFAS 64). SFAS 145 also amends SFAS No. 13, Accounting for Leases (SFAS 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement became effective for fiscal year 2003. The adoption of SFAS 145 did not have a material impact on the Bank's consolidated financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The statement became effective for fiscal years beginning after June 15, 2002. The effect of initially adopting SFAS 143 is reported as a cumulative effect of a change in accounting principle in the 2003 results of operations as an after-tax loss of CHF 21 million.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Bank had previously adopted the recognition provisions of SFAS 123, as discussed in note 1. Under SFAS 123R, a company that has previously adopted the recognition provisions of SFAS 123 must adopt the revised standard using the modified prospective method, and may also choose to apply the modified retrospective method to prior reporting periods. The Bank has chosen to early adopt the new standard as of January 1, 2005, applying the modified prospective method.

The most significant accounting implications of the adoption of SFAS 123R for the Bank are as follows: (i) Inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Bank will record a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005, to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures will be included in the initial estimation of the compensation expense at the grant date; (ii) Recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The effect of this change has been quantified and will not have a material impact on the Bank's 2005 net income; (iii) Adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which becomes effective for financial statements for fiscal years beginning after June 15, 2005. According to Accounting Principles Board Opinion No. 29 (APB 29), exchanges of nonmonetary assets are generally measured based on the fair value of the assets exchanged, with certain exceptions. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets, which were exchanged at carrying values, and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 is not expected to have a material impact on the Bank's financial position, results of operations or cash flows.

In December 2003, the AICPA issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser's initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 is not expected to have a material impact on the Bank's financial position, results of operations or cash flows.

3 Business developments and subsequent events

The Bank had no significant acquisitions in 2004 and 2003, and no significant divestiture in 2004.

Effective May 1, 2003, the Bank sold Credit Suisse First Boston's clearing and execution platform, Pershing LLC, to The Bank of New York Company, Inc. for CHF 2.7 billion in cash, the repayment of a CHF 653 million subordinated loan and a contingent payment of up to CHF 68 million based on future performance. In connection with this transaction, the Bank recognized a pre-tax loss of CHF 275 million, of which CHF 246 million was recorded in 2002 and CHF 29 million was recorded in 2003.

SUBSEQUENT EVENTS

There were no material events subsequent to December 31, 2004 that would require disclosure or adjustment to the financial statements.

4 Discontinued operations

The results of operations of entities disposed of or classified as held-for-sale were reported as discontinued operations. As of December 31, 2004 and 2003, no assets or liabilities classified as held-for-sale were related to discontinued operations.

The following table summarizes the results of discontinued operations, including gains and losses on sales:

Year ended December 31, in CHF m	2003
Total revenues	336
Total expenses	(296)
Income before gain on sale and income tax expense	40
Gain/(loss) on disposal of stock	(29)
Income tax expense/(benefit)	(8)
Income from discontinued operations, net of tax	19

There were no discontinued operations in 2004.

5 Segment information

OVERVIEW

The Bank is a global financial services company domiciled in Zurich, Switzerland. The Bank's activities are divided into four operating segments as discussed below.

- **Private Banking** provides high-net-worth clients in Switzerland and in numerous other markets around the world with wealth management products and services.
- **Corporate & Retail Banking** offers banking products and services to corporate and retail clients in Switzerland.
- **Institutional Securities** provides financial advisory and capital raising services and sales and trading for global users and suppliers of capital.
- **Wealth & Asset Management** offers international asset management services to institutional, mutual fund and private investors, makes private equity investments and manages private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

SEGMENT REPORTING

Inter-segment revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing agreements govern the compensation received by one segment for generating revenue on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. Allocated revenues are added to, or deducted from, the revenue line item of the respective segments.

Certain administrative, processing and information technology services may be based in one segment but shared by other segments. The segment supplying the service receives compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically by the relevant segments with regard to each individual product or service. The costs of shared services and their related allocations are added to, or deducted from, *Other expenses* for the respective segments.

The aim of the revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions. Where this is not possible, the agreements are negotiated by the affected segments.

Taxes
Taxes are calculated individually for each segment on the basis of average tax rates across its various geographic markets, as if the segment operated on a stand-alone basis.

The following table presents selected line items relating to the Bank's operating segments:

in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Adjustments [1]	**Credit Suisse**
2003						
Net revenues	6,499	3,293	12,190	2,990	(1,698)	23,274
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,482	750	1,544	243	(999)	4,020
Net income	**1,936**	**586**	**892**	**233**	**(874)**	**2,773**
Total assets	174,934	98,468	644,375	7,418	(107,533)	817,662
2004						
Net revenues	7,170	3,348	13,120 [2]	4,202 [3]	(2,070)	25,770
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	3,033	1,175	1,780	1,663	(1,278)	6,373
Net income	**2,473**	**901**	**1,313**	**530**	**(1,079)**	**4,138**
Total assets	188,697	99,469	707,918 [4]	12,664 [5]	(110,162)	898,586

[1] Adjustments represent certain consolidating entries and balances including those relating to items that are managed but are not legally owned by the Bank and vice-versa. [2] Including CHF 128 million from minority interest revenues relating to the consolidation of VIEs under FIN 46R. [3] Including CHF 960 million from minority interest revenues relating to the consolidation of VIEs under FIN 46R. [4] Includes total assets in VIEs of CHF 8,928 million as of December 31, 2004, which were consolidated under FIN 46R. [5] Includes total assets in VIEs of CHF 2,632 million as of December 31, 2004, which were consolidated under FIN 46R.

SEGMENT REPORTING BY GEOGRAPHIC LOCATION

The following table sets forth the combined results by geographic location, based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Year ended December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total
2003					
Net revenues	7,026	8,135	6,471	1,642	23,274
Total expenses [1]	(5,798)	(4,790)	(7,215)	(1,451)	(19,254)
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**1,228**	**3,345**	**(744)**	**191**	**4,020**
2004					
Net revenues	7,261	6,352	10,188	1,969	25,770
Total expenses [1]	(5,649)	(5,141)	(7,047)	(1,560)	(19,397)
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**1,612**	**1,211**	**3,141**	**409**	**6,373**

[1] Includes total credit losses and total operating expenses.

The following table sets forth details of assets by geographic location. The analysis of premises and equipment is based on the location of the reporting entities, whereas the analysis of total assets reflects the customer's domicile.

December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total
2003					
Premises and equipment	2,988	1,118	867	118	5,091
Total assets	146,427	230,901	363,754	76,580	817,662
2004					
Premises and equipment	**2,842**	**1,085**	**716**	**134**	**4,777**
Total assets	**134,505**	**269,636**	**403,548**	**90,897**	**898,586**

6 Interest and dividend income and interest expense

The following table sets forth the details of interest and dividend income and interest expense:

Year ended December 31, in CHF m	2004	2003
Interest income on loans	**4,751**	5,353
Interest income on investment securities	**374**	719
Dividend income from investment securities	**1**	16
Interest and dividend income on trading assets	**12,331**	10,784
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**6,729**	5,248
Other	**1,451**	1,299
Total interest and dividend income	**25,637**	23,419
Interest expense on deposits	**(3,956)**	(3,382)
Interest expense on short-term borrowings	**(386)**	(337)
Interest expense on trading liabilities	**(5,255)**	(4,829)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**(5,889)**	(4,655)
Interest on long-term debt	**(2,410)**	(2,308)
Other	**(467)**	(386)
Total interest expense	**(18,363)**	(15,897)
Net interest income	**7,274**	7,522

7 Trading activities

The following table sets forth the details of trading-related revenues:

Year ended December 31, in CHF m	2004	2003
Interest rate products	**455**	420
Equity/index-related products	**1,820**	1,228
Foreign exchange products	**1,327**	851
Other	**(107)**	178
Trading revenues	**3,495**	2,677
Interest and dividend income on trading assets	**12,331**	10,784
Interest expense on trading liabilities	**(5,255)**	(4,829)
Trading interest income, net	**7,076**	5,955
Total trading-related revenues	**10,571**	8,632

The following table summarizes the details of trading assets and liabilities:

December 31, in CHF m	2004	2003
Trading assets		
Debt instruments	**173,262**	160,868
Equity instruments	**87,958**	57,428
Positive replacement values of derivative trading positions	**51,667**	51,334
Other	**18,118**	15,522
Total trading assets	**331,005**	285,152
Trading liabilities		
Short positions	**92,370**	97,667
Negative replacement values of derivative trading positions	**57,565**	57,636
Total trading liabilities	**149,935**	155,303

8 Noninterest revenues and expenses

The following table set forth the details of commissions and fees:

Year ended December 31, in CHF m	2004	2003
Commissions from lending business	**1,019**	855
Investment and portfolio management fees	**3,874**	3,401
Commissions for other securities business	**165**	194
Commissions and fees from fiduciary activities	**4,039**	3,595
Underwriting fees	**2,426**	2,503
Brokerage fees	**3,123**	2,842
Commissions, brokerage, securities underwriting and other securities activities	**5,549**	5,345
Fees for other customer services	**1,746**	2,144
Commissions and fees	**12,353**	11,939

The following table sets forth the details of other revenues:

Year ended December 31, in CHF m	2004	2003
Gains/(losses) from loans held-for-sale	**(27)**	(104)
Gains/(losses) from long-lived assets held-for-sale	**55**	23
Income/(loss) from equity method investments	**167**	18
Gains/(losses) from other investments	**1,803**	430
Other	**640**	738
Other revenues	**2,638**	1,105

The following table sets forth the details of compensation and benefits:

Year ended December 31, in CHF m	2004	2003
Salaries and bonuses	**10,272**	9,363
Social security	**695**	626
Other	**683**	717
Compensation and benefits	**11,650**	10,706

The following table sets forth the details of other expenses:

Year ended December 31, in CHF m	2004	2003
Occupancy expenses	**809**	816
IT, machinery, etc.	**475**	456
Depreciation expenses	**919**	1,217
Amortization and impairment of other intangible assets	**55**	350
Provisions and losses [1]	**275**	321
Commission expenses	**1,639**	1,373
Travel and entertainment	**449**	386
Professional services	**1,577**	1,526
Other	**1,481**	1,541
Other expenses	**7,679**	7,986

[1] Includes provisions for litigation.

9 Securities borrowed, lent and subject to repurchase agreements

The following table summarizes the securities borrowed or purchased under agreements to resell, at their respective carrying values:

December 31, in CHF m	2004	2003
Central bank funds sold and securities purchased under resale agreements	**140,459**	149,762
Deposits paid for securities borrowed	**126,697**	107,734
Total central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions	**267,156**	257,496

The following table summarizes the securities lent of sold under agreements to repurchase, at their respective carrying values:

December 31, in CHF m	2004	2003
Central bank funds purchased and securities sold under agreements to repurchase	**207,115**	192,617
Deposits received for securities lent	**32,672**	44,209
Total central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions	**239,787**	236,826

The maximum month-end amount of securities purchased under agreements to resell was CHF 349,875 million and CHF 272,338 million in 2004 and 2003, respectively. The average amount of securities purchased under agreements to resell during the year was CHF 297,771 million and CHF 262,885 million in 2004 and 2003, respectively.

Purchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and generally have terms ranging from overnight to a longer or unspecified period of time. The Bank monitors the fair value of securities received or delivered on a daily basis. For reverse repurchase agreements, the Bank requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements.

Securities borrowing and securities lending transactions are principally collateralized by cash or marketable securities. Securities borrowed and securities lent that are collateralized by cash are recorded at the amount of cash advanced and received. Securities lending transactions against non-cash collateral where the Bank has the right to resell or repledge the collateral received are recorded at the fair value of the collateral received. For securities lending transactions, the Bank receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Bank monitors the market value of securities borrowed and securities lent on a daily basis and additional collateral is obtained as necessary.

In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held. In the Bank's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2004 and 2003, respectively. For further information refer to note 34.

10 Investment securities

The following tables summarize the details of debt and equity investment securities:

December 31, in CHF m	2004	2003
Debt securities held-to-maturity	**5,209**	7,201
Securities available-for-sale	**8,218**	12,134
Total investment securities	**13,427**	19,335

December 31, 2004, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by foreign governments	5,209	3	0	5,212
Debt securities held-to-maturity	**5,209**	**3**	**0**	**5,212**
Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	225	4	1	228
Debt securities issued by foreign governments	7,046	74	30	7,090
Corporate debt securities	560	5	0	565
Other	280	8	0	288
Debt securities available-for-sale	**8,111**	**91**	**31**	**8,171**
Banks, trust and insurance companies	12	1	0	13
Industrial and all other	21	13	0	34
Equity securities available-for-sale	**33**	**14**	**0**	**47**
Securities available-for-sale	**8,144**	**105**	**31**	**8,218**

December 31, 2003, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by foreign governments	7,201	1	1	7,201
Debt securities held-to-maturity	**7,201**	**1**	**1**	**7,201**
Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	15	0	0	15
Debt securities issued by foreign governments	10,254	102	22	10,334
Corporate debt securities	398	12	1	409
Other	681	13	0	694
Debt securities available-for-sale	**11,348**	**127**	**23**	**11,452**
Banks, trust and insurance companies	593	3	0	596
Industrial and all other	86	0	0	86
Equity securities available-for-sale	**679**	**3**	**0**	**682**
Securities available-for-sale	**12,027**	**130**	**23**	**12,134**

The following table sets forth gross unrealized losses on investment securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position:

December 31, 2004, in CHF m	Less than 12 months		12 months or more		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Debt securities issued by foreign governments	863	0	0	0	863	0
Debt securities held-to-maturity	**863**	**0**	**0**	**0**	**863**	**0**
Debt securities issued by the Swiss Federal Government, cantonal or local governmental entities	10	1	0	0	10	1
Debt securities issued by foreign governments	1,028	6	2,285	24	3,313	30
Debt securities available-for-sale	**1,038**	**7**	**2,285**	**24**	**3,323**	**31**
Equity securities available-for-sale	**15**	**0**	**0**	**0**	**15**	**0**
Securities available-for-sale	**1,053**	**7**	**2,285**	**24**	**3,338**	**31**

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest, credit spread or exchange rate movements. Impairment has not been recorded as the Bank has the intent and ability to hold the debt securities to maturity.

The following table sets forth proceeds from sales and realized gains and losses from available-for-sale securities:

Year ended December 31, in CHF m	Debt securities		Equity securities	
	2004	2003	**2004**	2003
Proceeds from sales	**589**	895	**637**	596
Realized gains	**41**	27	**27**	81
Realized losses	**(56)**	(47)	**(2)**	(30)

To meet asset and liability management requirements, the Bank reclassified certain debt securities with an amortized cost value of CHF 1,373 million from available-for-sale to held-to-maturity during 2003. The unrealized gain of CHF 212 million on these securities, included in AOCI will be amortized over the remaining life of the securities as an adjustment to yield. There were no other reclassifications in 2003 and 2004.

The Bank recognized other-than-temporary impairments on available-for-sale and held-to-maturity securities of CHF 53 million and CHF 30 million in 2004 and 2003, respectively. No such amounts are included in the results of discontinued operations for 2003.

The following table sets forth amortized cost, fair value and average yield of debt securities classified as available-for-sale and held-to-maturity:

	Debt securities held-to-maturity			Debt securities available-for-sale		
December 31, 2004, in CHF m	Amortized cost	Fair value	Yield	Amortized cost	Fair value	Yield
Due within 1 year	3,178	3,178	1.68%	2,029	2,026	1.88%
Due from 1 to 5 years	2,031	2,034	1.67%	4,539	4,542	2.37%
Due from 5 to 10 years	0	0	n/a	1,528	1,587	5.21%
Due after 10 years	0	0	n/a	15	16	6.50%
Total debt securities	5,209	5,212	1.67%	8,111	8,171	2.79%

Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in *AOCI* within *Shareholders' equity*, net of income taxes.

11 Other investments

The following table summarizes details of other investments:

December 31, in CHF m	2004	2003
Equity method investments	**949**	767
Non-marketable equity securities [1]	**8,218**	2,344
Total other investments	**9,167**	3,111

[1] Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

Gross unrealized losses on non-marketable equity securities that have been in a continuous unrealized loss position for less than 12 months, amount to CHF 3 million. At December 31, 2004, these securities had a fair value of CHF 22 million. There were no gross unrealized losses for more than 12 months.

12 Real estate held for investment

The following table summarizes details of real estate held for investment:

December 31, in CHF m	2004	2003
Land	**87**	178
Buildings and improvements	**758**	909
Cost value	**845**	1,087
Accumulated depreciation	**(416)**	(472)
Net book value	**429**	615

13 Loans

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:

December 31, in CHF m	2004	2003
Banks	**398**	818
Commercial	**36,694**	37,114
Consumer	**60,251**	55,668
Public authorities	**1,570**	1,337
Lease financings	**2,764**	3,622
Switzerland	**101,677**	98,559
Banks	**6,347**	6,871
Commercial	**31,703**	28,221
Consumer	**11,281**	13,103
Public authorities	**678**	797
Lease financings	**114**	129
Foreign	**50,123**	49,121
Loans, gross	**151,800**	147,680
Deferred expenses, net	**92**	88
Allowance for loan losses	**(2,697)**	(4,154)
Total loans, net	**149,195**	143,614

The following table sets forth the movements in the allowance for loan losses:

in CHF m	2004	2003
Balance January 1	**4,154**	6,882
New provisions	**755**	1,604
Releases of provisions	**(685)**	(1,037)
Net additions charged to income statement	**70**	567
Gross write-offs	**(1,612)**	(3,223)
Recoveries	**56**	47
Net write-offs	**(1,556)**	(3,176)
Allowances acquired /(deconsolidated)	**(24)**	27
Provisions for interest	**87**	148
Foreign currency translation impact and other adjustments, net	**(34)**	(294)
Balance December 31	**2,697**	4,154

As described in note 1, the allowance for loan losses is estimated considering a variety of sources of information including, as appropriate, discounted cash flow analysis, fair value of collateral held less disposal costs and historical loss experience.

The following table sets forth details of impaired loans, with or without a specific allowance (loans are considered impaired when it is considered probable that the Bank will not collect all amounts due under the loans terms):

December 31, in CHF m	2004	2003
With a specific allowance	**3,394**	5,653
Without a specific allowance	**598**	592
Total impaired loans, gross	**3,992**	6,245
Specific allowance for impaired loans [1]	**2,368**	3,754

[1] Included in the allowances for loan losses.

The following table sets forth additional loan information:

Year ended December 31, in CHF m	2004	2003
Average balance of impaired loans	**4,713**	8,170
Interest income which was recognized	**21**	46
Interest income recognized on a cash basis	**62**	107

At December 31, 2004, the Bank did not have any commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

14 Premises and equipment

The following table sets forth the details of premises (own-use real estate) and equipment:

December 31, in CHF m	2004	2003
Buildings and improvements	**3,167**	3,145
Land	**842**	843
Leasehold improvements	**1,368**	1,459
Software	**1,823**	1,809
Other	**3,129**	3,197
Premises and equipment	**10,329**	10,453
Accumulated depreciation	**(5,552)**	(5,362)
Total premises and equipment, net	**4,777**	5,091

The carrying value of internally developed software is assessed on a regular basis. In 2004, the Bank recorded impairment charges of CHF 34 million, as a result of the assessment. In 2003, no such impairments were recognized.

15 Goodwill

The following table sets forth the movements of goodwill by segment:

in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Credit Suisse
Balance December 31, 2002	274	32	7,772	2,855	**10,933**
Goodwill acquired during year	1	0	31	19	**51**
Other [1]	(4)	3	(814)	(307)	**(1,122)**
Balance December 31, 2003	271	35	6,989	2,567	**9,862**
Goodwill acquired during year	0	2	0	0	**2**
Other [1]	(13)	0	(544)	(189)	**(746)**
Balance December 31, 2004	**258**	**37**	**6,445**	**2,378**	**9,118**

[1] Including foreign currency translation impact on non-CHF denominated goodwill.

During 2004 and 2003, there was no significant change in goodwill other than the decrease primarily related to the weakening of the US dollar.

16 Intangible assets

The following table sets forth the details of intangible assets:

December 31, in CHF m	2004 Gross carrying amount	2004 Accumulated amortization	2004 Net carrying amount	2003 Gross carrying amount	2003 Accumulated amortization	2003 Net carrying amount
Amortized intangible assets (finite life)						
Tradenames/trademarks	**31**	**(7)**	**24**	59	(27)	32
Client relationships	**512**	**(160)**	**352**	658	(241)	417
Other	**90**	**(72)**	**18**	81	(40)	41
Total amortizing intangible assets	**633**	**(239)**	**394**	798	(308)	490
Unamortized intangible assets (indefinite life)	**84**	**–**	**84**	93	–	93
Total intangible assets	**717**	**(239)**	**478**	891	(308)	583

At December 31, 2004 and 2003, CHF 84 million and CHF 93 million, respectively, of the Bank's acquired intangible assets were considered to have an indefinite life and therefore were not subject to amortization. All of the Bank's other acquired intangible assets were subject to amortization.

During the year ended December 31, 2003, management decided to transfer the High Net Worth (HNW) asset management business from the Institutional Securities segment to the Wealth & Asset Management segment. A valuation analysis was performed in 2003, and the Bank determined that the carrying value of its intangible assets relating to the management contracts and trade names associated with the HNW business exceeded the expected future cash flows. As such, the Bank recorded an impairment loss of CHF 270 million pretax (CHF 176 million after tax) for the year ended December 31, 2003.

The aggregate amortization expenses for 2004 and 2003, were CHF 49 million and CHF 80 million, respectively.

The following table sets forth the estimated amortization expenses for intangible assets for the next five years:

Year ending December 31, in CHF m	
2005	47
2006	44
2007	38
2008	38
2009	34

17 Other assets

The following table sets forth the details of other assets:

December 31, in CHF m	2004	2003
Positive replacement values of derivative instruments (hedging)	**3,852**	3,099
Brokerage receivables	**30,734**	21,226
Assets held-for-sale including:		
Loans	**10,477**	8,768
Real estate held-for-sale	**166**	91
Assets held-for-sale	**10,643**	8,859
Interest and fees receivable	**4,841**	4,484
Deferred tax assets	**4,151**	4,537
Prepaid expenses	**531**	1,231
Other receivables from customers	**14,344**	12,323
Other	**3,459**	3,153
Total other assets	**72,555**	58,912

As of December 31, 2004 and 2003, the Bank held CHF 10.5 billion and CHF 8.8 billion, respectively, of loans held-for-sale in its loan portfolio. The majority of the portfolio is comprised of floating rate commercial mortgages, which are purchased or originated with the intent of later securitizations. Loans held-for-sale are valued at the lower of cost or market.

As of December 31, 2004 and 2003, the Bank had a portfolio of CHF 166 million and CHF 91 million, respectively, of real estate held-for-sale. These assets are valued at the lower of the carrying amount or fair value less cost to sell. No depreciation charge is recognized but the assets are tested for impairment on an annual basis.

18 Brokerage receivables and brokerage payables

The Bank recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks, brokers and dealers. The Bank is exposed to a risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments sold, in which case the Bank would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as a counterparty to a transaction, credit risk is generally considered to be reduced. The Bank requires customers to maintain margin collateral in compliance with applicable regulatory and internal guidelines.

The following table sets forth brokerage receivables and brokerage payables:

December 31, in CHF m	2004	2003
Due from customers	**21,126**	11,634
Due from banks, brokers and dealers	**9,608**	9,592
Total brokerage receivables	**30,734**	21,226
Due to customers	**16,845**	8,506
Due to banks, brokers and dealers	**8,780**	4,943
Total brokerage payables	**25,625**	13,449

19 Deposits

The following table sets forth the details of Swiss and foreign deposits. The designation of Switzerland versus foreign is based upon the location of the office recording the deposit.

	2004			2003		
December 31, in CHF m	**Switzerland**	**Foreign**	**Total**	Switzerland	Foreign	Total
Noninterest-bearing demand deposits	**5,035**	**720**	**5,755**	4,133	1,086	5,219
Interest-bearing demand deposits	**43,907**	**9,550**	**53,457**	47,180	7,594	54,774
Savings deposits	**37,015**	**15**	**37,030**	37,065	17	37,082
Time deposits	**38,036**	**153,063**	**191,099**	30,039	124,965	155,004
Total deposits	**123,993**	**163,348**	**287,341**	118,417	133,662	252,079

The following table sets forth the maturities of the Bank's time deposits:

December 31, in CHF m	
2005	167,101
2006	15,593
2007	840
2008	475
2009	1,683
Thereafter	5,407
Total time deposits	**191,099**

As of December 31, 2004 and 2003, CHF 1,753 million and CHF 373 million, respectively, of overdrawn deposit accounts were reclassified as loans.

20 Long-term debt

The following table sets forth the details of long-term debt:

December 31, in CHF m	**2004**	2003
Senior debt	**75,320**	57,396
Subordinated debt	**14,730**	16,261
Total long-term debt	**90,050**	73,657

The Bank issues both CHF and non-CHF denominated fixed and variable rate bonds. The weighted average coupon is based on the contractual terms, although for zero bonds the yield to maturity is applied. The Bank uses derivative contracts, primarily interest rate and currency swaps, as hedges for some of its debt issues. The effects of these derivatives are not included in the interest rate range on the associated debt. Included are various equity-linked and other indexed instruments. The interest on such instruments reflects the effective interest rate after the embedded derivative instrument has been separated.

During 2004, strong growth in the issuance of structured products was the main driver behind the increase in senior debt issued.

The following table sets forth the details of maturities and interest rates for senior and subordinated debt:

Contractual maturity dates December 31, in CHF m	2005	2006	2007	2008	2009	Thereafter	**Total**
Senior debt							
Fixed rate	2,942	4,701	6,010	7,298	7,451	18,966	**47,368**
Variable rate	3,511	5,906	3,780	4,041	3,915	6,799	**27,952**
Interest rates (range in %)	0.0 – 22.0	0.0 – 19.9	0.0 – 20.0	0.0 – 10.5	0.0 – 7.6	0.0 – 18.4	–
Subordinated debt							
Fixed rate	785	800	1,836	737	1,837	5,125	**11,120**
Variable rate	392	84	336	339	118	2,341	**3,610**
Interest rates (range in %)	0.0 – 8.3	0.0 – 7.8	2.3 – 11.2	0.0 – 6.1	0.0 – 8.3	0.0 – 10.3	–
Total long-term debt	**7,630**	**11,491**	**11,962**	**12,415**	**13,321**	**33,231**	**90,050**

In 2004, the Bank moved from syndicated unsecured facilities to bilateral secured facilities. The Bank, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2004, the Bank maintained seven such credit facilities that collectively totaled CHF 3.6 billion. These facilities require the Bank's various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding. As of December 31, 2004, no borrowings were outstanding under any of the facilities.

21 Other liabilities

The following table sets forth the details of other liabilities:

December 31, in CHF m	**2004**	2003
Negative replacement values of derivative instruments (hedging)	**1,525**	953
Brokerage payables	**25,625**	13,449
Provisions [1]	**1,524**	1,653
Restructuring liabilities	**8**	20
Interest and fees payable	**9,146**	9,010
Current tax liabilities	**2,099**	1,963
Deferred tax liabilities	**266**	641
Other	**21,601**	17,767
Total other liabilities	**61,794**	45,456

[1] Includes provisions for off-balance sheet risks of CHF 124 m and CHF 135 m as of December 31, 2004 and 2003, respectively.

22 Restructuring liabilities

The following table sets forth the movements of restructuring liabilities:

	2004			2003		
in CHF m	**Personnel**	**Other**	**Total**	Personnel	Other	Total
Balance January 1	**10**	**10**	**20**	42	34	76
Net additions/(releases) to income statement	**0**	**(2)**	**(2)**	(7)	(9)	(16)
Write-offs/recoveries, net	**(8)**	**(2)**	**(10)**	(30)	(16)	(46)
Transfers, foreign exchange	**0**	**0**	**0**	5	1	6
Balance December 31	**2**	**6**	**8**	10	10	20

23 Accumulated other comprehensive income

The following table sets forth the movements of accumulated other comprehensive income, net of tax:

in CHF m	Gains/ (losses) cash flow hedges	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income/(loss)
Balance December 31, 2002	(6)	(1,453)	133	(386)	(1,712)
Change	97	(1,044)	147	68	(732)
Reclassification adjustments, net of tax	0	0	(18)	0	(18)
Balance December 31, 2003	91	(2,497)	262	(318)	(2,462)
Change	18	(652)	(16)	(2)	(652)
Reclassification adjustments, net of tax	(81)	6	(120)	0	(195)
Balance December 31, 2004	**28**	**(3,143)**	**126**	**(320)**	**(3,309)**

24 Income taxes

The following table sets forth details of the income from continuing operations before taxes in Switzerland and foreign countries:

Year ended December 31, in CHF m	2004	2003
Switzerland	**1,612**	1,228
Foreign	**4,761**	2,792
Income from continuing operations before taxes, minority interests extraordinary items and cumulative effect of accounting changes	**6,373**	4,020

The following table sets forth the details of current and deferred taxes:

Year ended December 31, in CHF m	2004	2003
Switzerland	**547**	377
Foreign	**856**	827
Current income tax expense	**1,403**	1,204
Switzerland	**43**	6
Foreign	**(340)**	(123)
Deferred income tax expense/(benefit)	**(297)**	(117)
Income tax expense	**1,106**	1,087
Income tax expense/(benefit) on discontinued operations	**0**	(8)
Income tax expense/(benefit) on cumulative effect of accounting changes	**0**	(14)
Income tax expense/(benefit) reported in shareholder's equity related to:		
Cumulative translation adjustment	**(59)**	0
Unrealized gains/(losses) on securities	**(4)**	(2)
Minimum pension liability adjustment	**20**	(7)
Gains/(losses) on cash flow hedges	**1**	2
Share based compensation and treasury shares	**(166)**	58

The following table is a reconciliation of taxes computed at the Swiss statutory rate of 25% to the actual income tax expense/(benefit):

Year ended December 31, in CHF m	2004	2003
Income tax expense/(benefit) computed at the statutory tax rate	**1,593**	1,005
Increase/(decrease) in income taxes resulting from:		
Tax rate differential	**30**	(105)
Non-deductible amortization of intangible assets	**11**	10
Other non-deductible expenses	**125**	345
Additional taxable income	**195**	228
Lower taxed income [1]	**(964)**	(440)
Changes in tax law and rates	**3**	10
Changes in deferred tax valuation allowance	**287**	(18)
Other [2]	**(174)**	52
Income tax expense	**1,106**	1,087

[1] Included in 2004 is an amount of CHF 268 million, representing the tax benefit from non-taxable income arising from investments that are required to be consolidated FIN 46R effective January 1, 2004. [2] Included in 2004 is an amount of CHF 213 million relating to the release of tax contingency accruals following the favorable resolution of tax matters with the tax authorities.

At December 31, 2004, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 4,475 million. No deferred tax has been recorded, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Net operating loss carry-forwards were CHF 7,907 million at December 31, 2004, of which CHF 1,518 million have no expiration date and CHF 6,389 million expire at various dates through to 2024.

The following table sets forth details of the tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities:

December 31, in CHF m	2004	2003
Employment compensation and benefits	**1,328**	1,406
Investment securities	**224**	228
Provisions	**874**	1,161
Derivatives	**223**	337
Real estate	**100**	74
NOL carry-forwards	**2,410**	2,158
Other	**519**	574
Gross deferred tax asset before valuation allowance	**5,678**	5,938
Less valuation allowance	**(1,124)**	(1,017)
Gross deferred tax assets net of valuation allowance	**4,554**	4,921
Employment compensation and benefits	**(4)**	(80)
Investment securities	**(19)**	(37)
Business combinations	**(185)**	(218)
Derivatives	**(159)**	(353)
Software capitalization	**(26)**	(75)
Leasing	**(109)**	(119)
Real estate	**(85)**	(82)
Other	**(82)**	(61)
Gross deferred tax liabilities	**(669)**	(1,025)
Net deferred tax assets	**3,885**	3,896

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences and tax loss carry-forwards are deductible, management believes it is more likely than not that the Bank will realize the benefits of these deductible differences and tax loss carry-forwards, net of existing valuation allowances as of December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The valuation allowance decreased by CHF 44 million in 2003 and amounted to CHF 1,017 million as of December 31, 2003. During 2004, the valuation allowance increased CHF 107 million to CHF 1,124 million at December 31, 2004.

Significant judgment is required in determining the effective tax rate and evaluating certain tax positions. The Bank accrues for tax contingencies when, despite the belief that its tax return positions are fully supportable, certain positions could be challenged and the Bank's positions may not be probable of being fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

25 Employee share-based compensation and other benefits

SHARE-BASED COMPENSATION

The Bank's share-based compensation program is an important element of its overall compensation package for key employees and senior executives and is an integral part of its annual compensation process. All share-based equity awards are granted under the provisions of the Credit Suisse Group Master Share Plan. Under the plan, share-based payment awards are granted in the form of shares, share options or share units and represent retention incentives, special awards, and a portion of the annual bonus. Shares and share options granted as compensation awards generally vest upon grant, whereas shares and share options granted as retention incentive awards generally vest between one and five years. The majority of share options cannot be exercised until at least one year after the grant date and expire after ten years. Share options are granted with an exercise price at or above the market price of Credit Suisse Group's shares on the date of grant.

In January 2005, as part of the 2004 compensation process, the Bank also granted new performance-based equity awards as retention incentive awards, which it believes better aligns the interest of its workforce with those of its shareholders. The new equity awards were granted in the form of share units. Each share unit provides the holder with the potential to receive Credit Suisse Group common shares at the end of the five year vesting period following the grant date, based on the achievement of certain performance and market criteria, continued employment with Credit Suisse Group and certain other conditions such as restrictive covenants and forfeiture provisions.

Total compensation expense for share-based payments recognized during 2004 and 2003 was CHF 862 million and CHF 821 million, respectively. The Bank repurchases Credit Suisse Group shares to satisfy these obligations.

On September 9, 2003, Credit Suisse Group completed its option reduction program, which entitled employees to exchange on a value-for-value basis certain existing share options for new share options and shares. The exercise price of the new share options was 10% above the market price of Credit Suisse Group's shares on the valuation date. These share options were restricted for one year following the exchange and expire seven years after the exchange. The new shares were granted at the market price of Credit Suisse Group's shares on the valuation date and were restricted for one year following the exchange. In the accordance with SFAS 123, the Bank did not recognize any compensation expense as a result of the exchange.

Share options

The following table presents the share option activities during the periods indicated:

	2004		2003	
	Number of options in m	**Weighted average exercise price in CHF**	Number of options in m	Weighted average exercise price in CHF
Outstanding January 1	**66.4**	**52.31**	131.4	54.28
Granted [1]	**0.3**	**46.51**	0.1	40.55
Exercised	**(4.0)**	**20.63**	(0.8)	25.49
Forfeited	**(1.1)**	**51.65**	(2.5)	53.65
Exchanged, net [2]	**0.0**	**0.00**	(61.8)	56.77
Outstanding December 31	**61.6**	**54.34**	66.4	52.31
Exercisable December 31	**41.0**	**61.18**	n/a	n/a

[1] Includes options approved by the Compensation Committee of Credit Suisse Group subsequent to December 31 as part of the year-end compensation process. 0.07 million and 0.04 million of these options for 2004 and 2003, respectively, are attributable to future service periods and are therefore not considered outstanding for SFAS 123 purposes. [2] Includes 64.4 million options exchanged and 2.6 million new options granted.

The weighted-average fair value of options at the date of grant was CHF 13.00 and CHF 13.84 for 2004 and 2003, respectively. The weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

The following table provides additional information about share options outstanding as of December 31, 2004:

	Options outstanding			Options exercisable		
Range of exercise price	Number of options outstanding in m	Weighted average remaining life in years	Weighted average exercise price in CHF	Number of options outstanding in m	Weighted average remaining life in years	Weighted average exercise price in CHF
12.50 – 25.00	1.5	1.4	16.49	1.5	1.4	16.49
25.01 – 37.50	20.1	7.6	32.02	3.7	5.8	33.24
37.51 – 50.00	4.4	4.5	45.12	4.3	4.3	45.02
50.01 – 62.50	8.8	5.3	53.30	8.2	5.1	53.04
62.51 – 75.00	15.7	6.8	68.19	14.8	6.7	68.34
75.01 – 100.00	11.1	6.1	84.70	8.5	6.1	84.69
Total	**61.6**	**6.4**	**54.34**	**41.0**	**5.8**	**61.18**

As of January 1 and December 31, 2004, there were 2.3 million fully vested and exercisable options outstanding containing a cash settlement feature. These options have a weighted-average exercise price of CHF 66.14 and a weighted-average remaining contractual term of 4.5 years. As of December 31, 2004, the outstanding and exercisable options did not have any intrinsic value and there were no significant exercises, settlements or forfeitures during 2004.

Share units

In January 2005, the Bank granted 13.3 million share units with a fair value of CHF 51.70 per unit on the grant date to a part of the workforce. These awards were approved by the Compensation Committee of Credit Suisse Group as part of the year-end compensation process. Total compensation expense will be determined based on the fair value of the share units multiplied by the total number of share units that ultimately vest. The total number of share units that ultimately vest depends on the final outcome of the underlying service and performance conditions over the course of the contractual term. Each share unit has the potential to convert into a range of between 0 and 3 share units depending on the outcome of the performance condition. Compensation expense will be recognized over the vesting period based on management's estimate of the number of share units that will vest, which is contingent upon the projected outcome of the underlying service and performance conditions and will be updated on a periodic basis.

Fair value assumptions for share-based payments

In estimating the fair value for equity-based instruments where an observable independent quoted market price is not available, the Bank uses valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management's assessment of the current market and historical information available at the date of grant.

The following table illustrates the significant assumptions used to estimate the fair value of awards of share options and share units:

December 31	**2004**	2003
Expected volatility, in % [1), 2)]	**29.00**	44.05
Expected dividend yield, in % [1), 2)]	**3.03**	1.99
Expected risk-free interest rate, in % [1)]	**1.86**	1.69
Expected term, in years [1)]	**5**	5

[1)] Includes assumptions used for the options and share units granted subsequent to December 31, 2004 as part of the year-end compensation process. [2)] Due to current and changing market conditions, Credit Suisse Group refined its methodology in 2004 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

The expected volatility and dividend yield are based on the implied market volatility and dividend yield of traded options on Credit Suisse Group's stock, the historical volatility and dividend yield of Credit Suisse Group's stock, and other relevant factors that indicate how the future is expected to differ from the past. The expected risk-free interest rate is based on the current LIBOR rate at the date of grant, which corresponds with the expected term of the award. The LIBOR rates are used as a proxy for the risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument taking into account employee's historical exercise and termination behavior.

Shares

The following table presents the share award activities during the periods indicated:

Number of shares	Compensation awards, in m	Retention awards, in m	Total share awards, in m
Outstanding December 31 2002	**23.8**	**35.8**	**59.6**
Granted [1] [2]	6.1	65.9	72.0
Settled	(9.1)	(12.2)	(21.3)
Forfeited	(0.3)	(2.8)	(3.1)
Outstanding December 31 2003	**20.5**	**86.7**	**107.2**
Granted [1]	1.1	26.4	27.5
Settled	(8.6)	(27.0)	(35.6)
Forfeited	(0.2)	(5.5)	(5.7)
Outstanding December 31 2004	**12.8**	**80.6**	**93.4**

[1] Includes shares approved by the Compensation Committee of Credit Suisse Group subsequent to December 31 as part of the year-end compensation process. 18.3 million and 26.5 million of these shares for 2004 and 2003, respectively, are attributable to future service periods and are therefore not considered outstanding for SFAS 123 purposes. [2] Includes 19.5 million shares granted in the option reduction program and 18.9 million special equity retention awards.

The weighted-average grant-date fair value of compensation awards granted during 2004 and 2003 was CHF 47.40 and CHF 46.68, respectively. The weighted-average grant-date fair value of retention awards granted during 2004 and 2003 was CHF 46.62 and CHF 42.42, respectively. The weighted- average calculations of the fair values include compensation and retention awards granted subsequent to the financial year-end as part of the financial year compensation.

OTHER BENEFITS

In prior years, certain employees received a part of their compensation in the form of a financial instrument linked to Credit Suisse First Boston's long-term performance. Each unit entitles the holder to a potential future cash payment linked to Credit Suisse First Boston's operating return on average allocated capital, taking into account Credit Suisse Group's cost of capital. Units have a three-year vesting period and contractual term and are subject to forfeiture provisions. The number of units received by each individual was based upon a fixed monetary amount approved by the Compensation Committee of Credit Suisse Group on the date of grant.

In 2002 and 2001, employees were granted 377,500 units with an initial value of USD 377 million. No additional units were granted in 2004 and 2003, and there were 36,800 units forfeited as of December 31, 2004.

26 Pension and other post-retirement benefits

The Bank has a multiemployer defined benefit pension plan, single employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank's principal plans are located in Switzerland, the United States, the United Kingdom and Germany. The measurement date for the Bank's multiemployer defined benefit pension plan, single employer defined benefit pension plans and other post-retirement defined benefit plans is September 30.

MULTIEMPLOYER PENSION PLAN

The Bank covers pension requirement for its employees in Switzerland through the participation in a defined benefit pension plan sponsored by Credit Suisse Group. Various legal entities within the Credit Suisse Group participate in the plan, and the plan is set up as an independent trust domiciled in Zurich. The Credit Suisse Group accounts for the plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, projected benefit obligation (PBO), accumulated benefit obligation (ABO), and the related amounts recognized in the balance sheet. The Credit Suisse Group is also required to recognize a minimum pension liability in *AOCI* to the extent that the ABO exceeds the fair value of plan assets and unrecognized prior service cost. The Bank accounts for the defined benefit pension plan sponsored by the Credit Suisse Group as a multiemployer pension plan because other legal entities within the Credit Suisse Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities and can be used to provide benefits to any employee of any participating legal entity. The Bank's contributions to the multiemployer plan comprise approximately 90% of the total assets contributed to the plan by all participating legal entities on an annual basis.

The Bank accounts for the multiemployer plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the plan during the period as net periodic pension expense and only recognizes a liability for any contributions due an unpaid. No other expense or balance sheet amounts related to this plan are recognized by the Bank. The Bank's contributions are determined using a predetermined formula based on each employee's salary level and age and approximates 167% of each employee's contribution. During 2004 and 2003, the Bank contributed and recognized as expense approximately CHF 245 million and CHF 285 million, respectively. If the Bank had accounted for the multiemployer plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2004 and 2003 would have been lower by CHF 195 million and CHF 125 million, respectively. The Bank expects to contribute CHF 230 million to the multiemployer plan during 2005. The Bank did not recognize any amortization of unrecognized actuarial losses for the multiemployer pension plan during 2004 and 2003.

As of the measurement date, the PBO of the multiemployer plan was CHF 10.2 billion. The PBO includes an amount related to future salary increases of CHF 548 million, and on the basis of the ABO, which is defined as the PBO less the amount related to future salary increases, the under-funded status of the plan amounted to CHF 285 million. If the Bank had accounted for the multiemployer plan as a defined benefit plan, the Bank would have had a minimum pension liability of CHF 463 million and CHF 246 million recognized in *AOCI*, net of tax, as of December 31, 2004 and 2003, respectively.

The calculation of the expense and liability associated with the defined benefit pension plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and discount rate as determined by the Bank. As of the measurement date, if the Bank had accounted for the multiemployer plan as a defined benefit plan, the expected long-term rate of return on plan assets would have been 5.0%, and the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 3.75%. At the measurement date, the assets for the multiemployer pension plan were allocated 18.1% to equities, 45.9% to debt securities, 19.0% to real estate, 11.9% to liquidity and 5.2% to alternative investments. The target asset allocation of the plan assets for the multiemployer plan is 20% to equities, 40% to debt securities, 20% to real estate, 15% to liquidity and 5% to alternative investments.

INTERNATIONAL PENSION PLANS

Various pension plans cover the Bank's employees outside of Switzerland, including both single-employer defined benefit and defined contribution pension plans. Retirement benefits under the plans depend on age, contributions and salary. The Bank's funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions. These plans provide defined benefits in the event of retirement, death, disability or employment termination.

OTHER POST-RETIREMENT DEFINED BENEFIT PLANS

In the United States and Canada, the Bank sponsors other post-retirement defined benefit plans that provide health and welfare benefits for certain retired employees.

INTERNATIONAL SINGLE-EMPLOYER DEFINED BENEFIT PENSION PLANS AND OTHER POST-RETIREMENT DEFINED BENEFIT PLANS

The following table sets forth details of net periodic pension cost for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans:

	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans	
Year ended December 31, in CHF m	**2004**	2003	**2004**	2003
Service costs on benefit obligation	**64**	122	**1**	1
Interest costs on benefit obligation	**108**	102	**4**	5
Expected return on plan assets	**(123)**	(104)	**–**	–
Amortization of				
Unrecognized transition obligation/(asset)	**(5)**	(1)	**–**	–
Prior service cost	**–**	2	**–**	–
Unrecognized gains/(losses)	**34**	26	**–**	2
Net periodic pension costs	**78**	147	**5**	8
Settlement (gains)/losses	**–**	(1)	**–**	–
Curtailment (gains)/losses	**5**	(1)	**–**	–
Total pension costs	**83**	145	**5**	8

The following table shows the changes in the PBO and the fair value of plan assets during 2004 and 2003, and the amounts included in the Bank's Combined balance sheet for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans as of December 31, 2004 and 2003, respectively:

	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans	
in CHF m	**2004**	2003	**2004**	2003
Projected benefit obligation – beginning of the measurement period	**1,879**	1,892	**83**	61
Benefit obligation of countries added in current year	**5**	(85)	**–**	–
Plan participant contributions	**–**	–	**1**	1
Service cost	**64**	122	**1**	1
Interest cost	**108**	102	**4**	5
Plan amendments	**3**	3	**–**	–
Settlements	**–**	(1)	**–**	–
Curtailments	**(19)**	(11)	**–**	–
Actuarial (gains)/losses	**164**	20	**(8)**	29
Benefit payments	**(41)**	(57)	**(5)**	(5)
Exchange rate (gains)/losses	**(92)**	(106)	**(6)**	(9)
Projected benefit obligation – end of the measurement period	**2,071**	1,879	**70**	83
Fair value of plan assets – beginning of the measurement period	**1,145**	987	**–**	–
Assets of countries added in current year	**5**	–	**–**	–
Actual return on plan assets	**115**	147	**–**	–
Employer contributions	**489**	134	**4**	4
Plan participant contributions	**–**	–	**1**	1
Benefit payments	**(41)**	(57)	**(5)**	(5)
Exchange rate (gains)/losses	**(85)**	(66)	**–**	–
Fair value of plan assets – end of the measurement period	**1,628**	1,145	**0**	0
Total amount recognized				
Funded status of the plan	**(443)**	(734)	**(70)**	(83)
Unrecognized				
Net transition obligation/(asset)	**(4)**	(9)	**–**	–
Prior service cost	**7**	10	**(1)**	(1)
Net actuarial (gains)/losses	**812**	731	**14**	24
Fourth quarter employer contributions	**11**	20	**1**	1
Net amount recognized December 31	**383**	18	**(56)**	(59)
Amounts recognized in the balance sheet consist of				
Prepaid benefit costs	**317**	–	**–**	–
Accrued benefit liability	**(394)**	(472)	**(56)**	(59)
Intangible asset	**3**	13	**–**	–
Accumulated other comprehensive income	**457**	477	**–**	–
Net amount recognized December 31	**383**	18	**(56)**	(59)
Accumulated benefit obligation – end of the measurement period	**1,911**	1,605	**–**	–

In 2005, the Bank expects to contribute CHF 180 million to the international single-employer defined benefit pension plans and CHF 4 million to other post-retirement defined benefit plans. At September 30, 2004 and 2003, there were no material amounts of Credit Suisse Group debt and equity securities included in plan assets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

As of the measurement date, the PBO, ABO, and fair value of plan assets for the international single-employer defined benefit pension plans with a PBO in excess of plan assets and with an ABO in excess of plan assets were as follows:

	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets	
September 30, in CHF m	**2004**	2003	**2004**	2003
Projected benefit obligation	**1,379**	1,879	**1,354**	1,860
Accumulated benefit obligation	**1,253**	1,605	**1,240**	1,593
Fair value of plan assets	**903**	1,145	**884**	1,127

As of the measurement date in 2004 and 2003, international single-employer defined benefit pension plans with an ABO in excess of plan assets resulted in a CHF 15 million and CHF 29 million decrease, respectively, in the minimum pension liability included in *AOCI*.

ASSUMPTIONS

The weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost for the international single-employer defined benefit pension plans as of the measurement date were as follows:

September 30, in %	**2004**	2003
Benefit obligations		
Discount rate	**5.6**	5.7
Salary increases	**4.1**	4.0
Net periodic pension cost		
Discount rate	**5.7**	5.6
Salary increases	**4.0**	4.0
Expected long-term rate of return on plan assets	**7.5**	7.6

As of September 30, 2004 and 2003, an annual weighted average discount rate of 6.0% was assumed in measuring the other post-retirement defined benefit obligation. For 2004 and 2003 an average discount rate of 6.0% and 6.3%, respectively, was assumed in measuring the other post-retirement defined benefit costs.

In determining other post-retirement defined benefits cost for 2004 and 2003, an annual weighted-average rate of increase of 8.0% and 7.0%, respectively, in the cost of covered health care benefits was assumed. The rate is assumed to decrease gradually to 4.8% by 2010 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the accumulated post-retirement defined benefit obligation or expense.

PLAN ASSETS AND INVESTMENT STRATEGY

The following table sets forth the weighted average asset allocation for the Bank's international single-employer defined benefit pension plans as at the measurement date:

September 30, in %	2004	2003
Equity securities	**52.9**	53.0
Debt securities	**20.8**	24.3
Real estate	**1.3**	3.8
Alternative investments	**10.5**	8.1
Insurance	**3.0**	3.1
Liquidity	**11.5**	7.7
Total	**100.0**	100.0

The Bank's international single-employer defined benefit pension plans employ a total return investment approach, whereby a diversified mix of equities, fixed income investments and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as between growth, value, and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to take market exposure but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Bank's international single-employer defined benefit pension plans follow defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

The weighted-average target asset allocation of the Bank's international single-employer defined benefit pension plan assets as at the measurement date was:

September 30, in %	2004
Equity securities	60.0
Debt securities	20.0
Real estate	5.0
Alternative investments	10.0
Insurance	5.0
Total	**100.0**

ESTIMATED FUTURE BENEFIT PAYMENTS FOR DEFINED BENEFIT PENSION AND OTHER POST-RETIREMENT DEFINED BENEFIT PLANS

The following table presents benefit payments for international single-employer defined benefit pension plans and other post-retirement defined benefit plans expected to be paid, which include the effect of expected future service for the years indicated:

in CHF m	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
2005	27	5
2006	30	5
2007	34	5
2008	36	5
2009	41	5
Years 2010-2014	289	28

DEFINED CONTRIBUTION PENSION PLANS

The Bank also contributes to various defined contribution pension plans primarily in the US and the UK but also in other countries throughout the world. The contribution to these plans during 2004 and 2003 were CHF 272 million and CHF 110 million, respectively.

27 Related party transactions

Credit Suisse Group owns all of the Bank's outstanding voting common stock. The Bank is involved in significant financing and other transactions, and has significant related party balances, with subsidiaries and affiliates of Credit Suisse Group outside the Bank. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Bank's related party assets and liabilities:

December 31, in CHF m	2004	2003
Assets		
Cash and due from banks	**924**	594
Interest-bearing deposits with banks	**1,514**	2,046
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**541**	452
Securities received as collateral	**0**	0
Trading assets	**334**	346
Loans	**1,177**	1,984
Other assets	**100**	196
Total assets	**4,590**	5,618
Liabilities		
Deposits	**8,429**	10,485
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**112**	0
Obligation to return securities received as collateral	**0**	0
Trading liabilities	**771**	610
Short-term borrowings	**5,194**	0
Long-term debt	**483**	685
Other liabilities	**229**	166
Total liabilities	**15,218**	11,946

The following table sets forth the Bank's related party revenues and expenses:

Year ended December 31, in CHF m	2004	2003
Interest and dividend income	**37**	25
Interest expense	**(228)**	(83)
Net interest income	**(191)**	(58)
Commissions and fees	**20**	4
Other revenues	**335**	358
Total noninterest revenues	**355**	362
Net revenues	**164**	304
Other expenses	**(445)**	(404)
Total operating expenses	**(445)**	(404)

The following table sets forth the Bank's related party guarantees:

Year ended December 31, in CHF m	2004	2003
Credit guarantees and similar instruments	**20**	48
Performance guarantees and similar instruments	**79**	89
Derivatives	**308**	708
Other guarantees	**10**	5
Balance December 31	**417**	850

The following table sets forth details on the loans made to members of the Board of Directors and the Executive Board of the Former Credit Suisse Bank as well as to members of the Board of Directors and the Executive Board of the Former Credit Suisse First Boston Bank:

Year ended December 31, in CHF m	**2004**	2003
Balance January 1	**37**	66
Additions	**22**	15
Reductions	**(15)**	(44)
Balance December 31	**44**	37

A large majority of loans outstanding to members of the Board of Directors and the Executive Board of the Bank are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans.

All mortgage loans to members of the Executive Board are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed rate mortgages are granted for periods of up to five years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to all employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. In addition, some individuals have outstanding loans in connection with certain private equity investment opportunities that Credit Suisse Group provides to certain of its employees under widely available employee benefit plans. Interest rates applied are based on refinancing costs plus a margin.

In principle, members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board, the Bank has entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2004, the total exposure to such related parties amounted to CHF 61 million, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the two-year period ended December 31, 2004 did not exceed CHF 87 million.

In addition, there are loans outstanding to members of the Bank's Executive Board and the Board of Directors in connection with certain private equity investment opportunities that the Bank provides to certain of its employees under widely available employee benefit plans. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to all employees.

The Bank is a global bank and, in particular, has major corporate banking operations in Switzerland. The Bank, therefore, typically has relationships with many large companies including those in which Bank Board members assume management functions or board member responsibilities. With one exception, none of the members of the Board of Directors or companies affiliated with them have important business relationships with the Bank. All relationships with the directors and their affiliated companies are in the ordinary course of business and are granted at arms'-length.

In addition, one of the Bank's subsidiaries has agreed to invest USD 100 million in an investment fund managed by a registered investment adviser owned and controlled by two close family members of a member of Credit Suisse First Boston Division's executive board. The terms of the Bank's investment, including the fund's structure and fee arrangements, were negotiated on an arms'-length basis with the investment adviser.

Liabilities due to own pension funds

Liabilities due to own pension funds as of December 31, 2004 and 2003 of CHF 404 million and CHF 525 million, respectively, are reflected in various liability accounts in the Bank's balance sheets.

See notes 1 and 25 for further information on the Bank 's share-based compensation.

28 Derivatives and hedging activities

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Bank's most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures.

Further, the Bank enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions include primarily issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third-party credit risk, or that have non-standard interest or foreign currency terms.

On the date the derivative contract is entered into, the Bank designates the derivative as belonging to one of the following categories:

(1) Trading activities;
(2) A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
(3) A hedge of the fair value of a recognized asset or liability;
(4) A hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
(5) A hedge of a net investment in a foreign operation.

TRADING ACTIVITIES

The Bank is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Bank's derivatives held as of December 31, 2004, were used for trading activities.

ECONOMIC HEDGES

The Bank uses interest rate derivatives to manage its net interest rate risk on certain of its core banking business assets and liabilities. However, these economic hedge relationships, while used to manage risk, do not qualify for hedge accounting treatment under US GAAP.

The Bank also uses credit derivatives to manage the credit risk on certain of its loan portfolios. These derivatives also do not qualify for hedge accounting treatment under US GAAP.

FAIR VALUE HEDGES

The Bank designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk, the Bank uses:

- Cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities, and

- Foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale-securities.

The following table sets forth details of fair value hedges:

December 31, in CHF m	2004	2003
Net gain/(loss) of the ineffective portion	**13**	39
Fair value of open derivative transactions used as fair value hedges	**2,304**	2,178

CASH FLOW HEDGES

The Bank uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Bank also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate CHF assets or liabilities. Further, the Bank uses derivatives to hedge the cash flows associated with forecasted transactions.

The maximum length of time over which the Bank hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 16 months.

The following table sets forth details of cash flow hedges:

December 31, in CHF m	2004	2003
Expected reclassification from AOCI into earnings during the next twelve months	**1**	0
Fair value of open derivative transactions used as cash flow hedges	**22**	96

NET INVESTMENT HEDGES

The Bank typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

The following table sets forth details of net investment hedges:

December 31, in CHF m	2004	2003
Net gain/(loss) hedges included in AOCI	**(113)**	0

29 Guarantees and commitments

GUARANTEES

The following table sets forth details of contingent liabilities associated with guarantees:

December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount [1]	Collateral received	Carrying value [2]
Credit guarantees and similar instruments	2,638	1,316	3,292	2,589	9,835	8,316	3,754	12
Performance guarantees and similar instruments	3,274	1,393	763	781	6,211	5,519	3,445	112
Securities lending indemnifications	24,808	0	0	0	24,808	24,808	24,808	0
Derivatives	45,447	58,466	96,084	42,424	242,421	242,421	186	2,215
Other guarantees [3]	1,950	243	165	116	2,474	2,474	1,247	0
Total guarantees	**78,117**	**61,418**	**100,304**	**45,910**	**285,749**	**283,538**	**33,440**	**2,339**

December 31, 2003, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount [1]	Collateral received
Credit guarantees and similar instruments	4,308	2,167	1,891	1,097	9,463	7,511	4,220
Performance guarantees and similar instruments	3,148	974	1,055	164	5,341	4,641	2,068
Securities lending indemnifications	21,888	0	0	0	21,888	21,888	21,888
Derivatives	86,412	37,883	72,357	16,803	213,455	213,455	228
Other guarantees [3]	1,873	224	79	127	2,303	2,303	962
Total guarantees	**117,629**	**41,248**	**75,382**	**18,191**	**252,450**	**249,798**	**29,366**

[1] Total net amount relates to gross amount less any sub participations. [2] As of December 31, 2003, the Bank's carrying value was CHF 3.6 billion. [3] Contingent consideration in business combination, residual value guarantees and other indemnifications.

Credit guarantees are contracts that require the Bank to make payments, should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Bank provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

As part of the Bank's commercial mortgage activities in the United States, the Bank sells certain commercial and residential mortgages that it has originated or purchased to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Bank also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA.

The Bank also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.

Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer's obligation to deliver certain products and services or to perform under a construction contract. Performance-related guarantees are frequently executed as part of project finance transactions.

Under certain circumstances, the Bank has provided investors in private equity funds sponsored by a Bank entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Bank generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Bank is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Bank's residential mortgage securitization activities in the United States, the Bank at times guarantees the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications are arrangements whereby the Bank agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Derivatives disclosed as guarantees are issued in the ordinary course of business, generally in the form of written put options and credit default swaps. FIN 45 does not require disclosures about derivative contracts if such contracts may be cash settled, and the Bank has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts. For derivative contracts executed with counterparties which generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Bank has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts, and therefore does not report such contracts as guarantees.

The Bank manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable, as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Bank carries all derivatives at fair value in the balance sheet.

Other guarantees include acceptances, residual value guarantees and all other guarantees that are not allocated to one of the captions above.

The Bank has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Disposals-related contingencies
In connection with the sale of assets or businesses, the Bank sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax, intellectual property matters) from the acquirer to the seller. The Bank closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Bank's financial statements.

Other indemnifications
The Bank provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Bank typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Bank may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Bank does not expect any potential liabilities in respect of tax gross-ups to be material.

The Bank is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Bank has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

LEASE COMMITMENTS

The following table sets forth details of future minimum operating lease commitments under non-cancelable operating leases:

Year ended December 31, in CHF m	2004
2005	**590**
2006	**536**
2007	**496**
2008	**469**
2009	**429**
Thereafter	**5,245**
Future operating lease commitments	**7,765**
Less minimum non-cancelable sublease rentals	**(1,143)**
Total net future minimum lease commitments	**6,622**

The following table sets forth details of rental expenses of all operating leases:

Year ended December 31, in CHF m	2004	2003
Minimum rentals	**693**	661
Sublease rental income	**(149)**	(50)
Total net rental expenses	**544**	611

OTHER COMMITMENTS

The following table sets forth details of other commitments:

December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	Collateral received
Irrevocable commitments under documentary credits	4,291	5	28	0	4,324	4,010	1,571
Loan commitments	53,744	39,473	25,239	27,225	145,681	145,681	83,188
Forward reverse repurchase agreements	15,268	58	0	0	15,326	15,326	15,326
Other	985	291	215	987	2,478	2,478	438
Total other commitments	**74,288**	**39,827**	**25,482**	**28,212**	**167,809**	**167,495**	**100,523**

December 31, 2003, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	Collateral received
Irrevocable commitments under documentary credits	3,398	12	6	0	3,416	3,148	589
Loan commitments	60,383	42,312	14,233	24,491	141,419	141,419	82,657
Forward reverse repurchase agreements	12,537	0	0	0	12,537	12,537	12,537
Other	274	133	317	1,233	1,957	1,957	89
Total other commitments	**76,592**	**42,457**	**14,556**	**25,724**	**159,329**	**159,061**	**95,872**

Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Bank guarantees payment to an exporter against presentation of shipping and other documents.

Loan commitments represent unused irrevocable credit facilities that cannot be revoked at any time without prior notice.

Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transaction takes place on a specified future date.

Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

30 Securitization activity

The Bank originates and purchases commercial and residential mortgages for the purpose of securitization. The Bank sells these mortgage loans to qualified special purpose entities (QSPEs) or other VIEs, which are not consolidated by the Bank. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE. The investors and the QSPEs have no recourse to the Bank's assets. The Bank is an underwriter of, and makes a market in, these securities.

The Bank purchases loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are sold by the Bank directly, or indirectly through affiliates, to QSPEs or other VIEs that issue collateralized debt obligations (CDOs). The Bank structures, underwrites and makes a market in these CDOs. CDOs are securities backed by the assets transferred to the CDO VIEs and pay a return based on the returns on those assets. Investors typically have recourse to the assets in the CDO VIEs. The investors and the CDO VIEs have no recourse to the Bank's assets.

The following table summarizes cash flows received from securitization trusts and pre-tax gains/(losses) recognized by the Bank on securitizations:

Year ended December 31, in CHF m	**2004**	2003
Commercial mortgages		
Proceeds from new securitizations	**13,396**	10,045
Gains/(losses) on securitizations and underwriting fees received [1]	**368**	333
Residential mortgages		
Proceeds from new securitizations	**53,795**	91,027
Gains/(losses) on securitizations and underwriting fees received [1]	**72**	(122)
Collateralized debt obligations (CDO)		
Proceeds from new securitizations	**8,612**	17,056
Gains/(losses) on securitizations and underwriting fees received [1]	**85**	95
Other asset-backed securities [2]		
Proceeds from new securitizations	**9,775**	7,047
Gains/(losses) on securitizations and underwriting fees received [1]	**5**	55

[1] Includes the effects of hedging, underwriting and retained interest gains and losses but excludes all gains or losses, including net interest revenues, on assets prior to securitization. The net revenues earned while holding the residential mortgage loans prior to securitization significantly exceeded the amount of the losses from securitization. [2] Primarily includes home equity loans.

Included in residential mortgage loans in the table above are proceeds of CHF 18.4 billion and CHF 54.4 billion related to the securitization of agency mortgage-backed securities for the years ended December 31, 2004 and 2003, respectively. For the years ended December 31, 2004 and 2003, the Bank realized gains of CHF 6 million and CHF 61 million, respectively, from these securitizations.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer, and are allocated between the mortgages and CDOs sold and any retained interests according to the relative fair values at the date of sale.

The Bank may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Bank's exposure in its securitization activities is generally limited to its retained interests. Retained interests in securitized financial assets are included at fair value in *Trading assets* in the Combined balance sheet. Any changes in the fair value of these retained interests are recognized in the Combined statements of income. The fair values of retained interests are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The Bank does not retain material servicing responsibilities from its securitization transactions.

Key economic assumptions used in measuring, at the dated of securitization, the fair value of the retained interests resulting from securitizations completed during the years ended December 31, 2004 and 2003, were as follows:

	2004				2003			
December 31, in CHF m	**Commercial mortgage loans** [1]	**Residential mortgage loans**	**Collateralized debt obligations** [2]	**Other asset-backed securities**	Commercial mortgage loans [1]	Residential mortgage loans	Collateralized debt obligations [2]	Other asset-backed securities
Weighted average life (in years)	**4.0**	**3.6**	**16.7**	**2.2**	3.0	4.5	8.6	3.1
Prepayment speed assumption (in rate per annum), in % [3]	**n/a**	**187-500**	**n/a**	**417-500**	n/a	200-1,167	n/a	583
Cash flow discount rate (in rate per annum), in % [4]	**7.3**	**2.8-39.5**	**4.8-16.0**	**11.1-15.0**	7.8-12.8	11.9-38.9	2.9-5.9	2.3-10.4
Expected credit losses (in rate per annum), in %	**0.2-19.3**	**0.1-39.9**	**0.2-16.3**	**0.4-11.6**	1.1-23.3	0.2-30.6	0.1-29.4	1.2-7.7

[1] To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. [2] Collateralized debt obligations are generally structured to be protected from prepayment risk. [3] Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the thirtieth month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. [4] The rate is based on the weighted average yield on the retained interest.

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2004, key *economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes* in those assumptions:

in CHF m, except where indicated	Commercial mortgage loans [1]	Residential mortgage loans	Collateralized debt obligations [2]	Other asset-backed securities
Carrying amount/fair value of retained interests	19	1,927	258	67
Weighted average life (in years)	3.4	3.7	12.3	2.2
Prepayment speed assumption, in % [3]	n/a	17-2,381	n/a	300-900
Impact on fair value from 10% adverse change	n/a	(7)	n/a	0
Impact on fair value from 20% adverse change	n/a	(10.2)	n/a	0
Cash flow discount rate, in % [4]	9.6	5.5	10.5	13.5
Impact on fair value from 10% adverse change	0	(29)	(12)	(1)
Impact on fair value from 20% adverse change	(1)	(58)	(24)	(2)
Expected credit losses, in %	5.4	2.0	5.3	9.3
Impact on fair value from 10% adverse change	0	(7)	(5)	(1)
Impact on fair value from 20% adverse change	0	(14)	(12)	(1)

[1] To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. [2] Collateralized debt obligations are generally structured to be protected from prepayment risk. [3] Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the thirtieth month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. [4] The rate is based on the weighted average yield on the retained interest.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities and therefore should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

31 Variable interest entities

FIN 46R requires the Bank to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB issued a revision to the original pronouncement, FIN 46, in order to address various implementation issues that had arisen and to provide companies with the option of deferring the adoption of FIN 46R for certain VIEs to periods ending after March 15, 2004.

As a normal part of its business, the Bank engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities. As a part of these activities, the Bank may retain interests in VIEs. Substantially all of the consolidated assets of the VIEs act as collateral for related consolidated liabilities. In general, investors in consolidated VIEs do not have recourse to the Bank in the event of a default, except where a guarantee was provided to the investors or where the Bank is the counterparty to a derivative transaction involving VIEs.

As of December 31, 2004, the Bank consolidated all VIEs for which it is the primary beneficiary under FIN 46R or the original provisions of FIN 46. For the year ended December 31, 2004, the impact on the Bank's income from continuing operations before taxes and minority interests was CHF 1,072 million as a result of the consolidation of VIEs under FIN 46R. Net income was unaffected as offsetting minority interests were recorded in the Combined statements of income.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:

	Carrying value of VIEs' total assets	
December 31, in CHF m	**2004**	2003
Collateralized debt obligations	**57,517**	45,982
Commercial paper conduits	**4,456**	7,708
Financial intermediation	**65,477**	88,434
Total	**127,450**	142,124

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Bank being the primary beneficiary:

	VIEs' total assets	
December 31, in CHF m	**2004**	2003
Collateralized debt obligations	**677**	1,090
Commercial paper conduits	**3**	479
Financial intermediation	**10,880**	1,266
Total assets consolidated pursuant to FIN 46R and FIN 46	**11,560**	2,835

For further details on the adoption of FIN 46, refer to note 2. In accordance with FIN 46R, prior period balances have not been restated.

The Bank's involvement with VIEs may be broadly grouped into three primary categories: CDOs, commercial paper conduits and financial intermediation.

COLLATERALIZED DEBT OBLIGATIONS

As part of its structured finance business, the Bank purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to QSPEs or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Bank engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Bank may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. The Bank may also act as a derivatives counterparty to the VIEs and may invest in portions of the notes or equity issued by the VIEs. The Bank also participates in synthetic CDO transactions, which use credit default swaps to exchange the underlying credit risk instead of using cash assets in a separate legal entity. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The Bank has consolidated all CDO VIEs for which it is the primary beneficiary as of December 31, 2004, resulting in the inclusion by the Bank of approximately CHF 0.7 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Bank in the event of default.

The Bank also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Bank is not the primary beneficiary. The Bank's exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Bank's maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.3 billion as of December 31, 2004.

COMMERCIAL PAPER CONDUITS

During 2004, the Bank acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Bank does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third party. This vehicle, which had issued commercial paper in the amount of CHF 7.7 billion as of December 31, 2003, was not consolidated by the Bank.

The Bank's commitments to CP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Bank to purchase certain assets under any condition, including default. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

As of December 31, 2004, the Bank's maximum loss exposure to non-consolidated CP conduits was CHF 9.6 billion, which consisted of CHF 4.5 billion of funded assets and the CP conduit's commitments to purchase CHF 5.1 billion of additional assets.

The Bank believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

FINANCIAL INTERMEDIATION

The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Bank provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transactions but the Bank may provide principal protection on the securities to limit the investors' exposure to downside risk.

As a financial intermediary, the Bank may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Bank also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Bank's maximum loss exposure to non-consolidated VIEs related to financial intermediation activities is estimated to be CHF 22.3 billion as of December 31, 2004, which represents the notional amount of any guarantees and the fair value of all other interests held. The Bank considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Bank's risk mitigation efforts, including hedging strategies, and the risk of loss, which is retained by investors.

As of December 31, 2003, the Bank deconsolidated assets and liabilities related to certain financial intermediation product entities. These entities were previously consolidated by the Bank through its holding of voting interests, but they are considered as VIEs under FIN 46R. For these entities, the Bank was not the primary beneficiary and accordingly, discontinued consolidation of these entities upon adoption of FIN 46R.

32 Concentrations of credit risk

Credit risk concentrations arise and exist when any particular exposure type becomes material relative to the size and capital of the Bank. The Bank monitors exposures by counterparties, country, industry, product and business segments to ensure that such concentrations are identified. Possible material exposures of any counterparty or counterparties are regularly identified as part of regulatory reporting of large exposures. The approval of country and regional limits aims to avoid any undue country risk concentration. From an industry exposure point of view, the combined credit exposure of the Bank is diversified. A large portion of exposure is from individual clients, particularly in residential mortgages in Switzerland. Additionally, a large portion of the exposure relates to transactions with financial institutions. However, in both cases, the customer base is extensive and the number and variety of transactions are broad. The business is also geographically diverse with operations focused in the Americas, Europe and, to a lesser extent, Asia.

33 Fair value of financial instruments

The disclosure requirements of SFAS No. 107, Disclosure about Fair Value of Financial Instruments (SFAS 107), encompass the disclosure of fair value of financial instruments for which it is practicable to estimate that value, whether or not this is recognized in the financial statements. SFAS 107 excludes all non-financial instruments such as lease transactions, real estate and premises, equity method investments and pension and benefit obligations.

Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are determined using present value estimates or other valuation techniques, for example, the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models, and fundamental analysis. Fair value estimation techniques normally incorporate assumptions that market participants would use in their estimates of values, future revenues, and future expenses, including assumptions about interest rates, default, prepayment and volatility. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. Accordingly, the fair value amounts presented do not represent management's estimation of the underlying value of the Bank.

For cash and other liquid assets and money market papers maturing within three months, the fair value is assumed to be approximate to book value, given the short-term nature of these instruments. For those items with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

For non-impaired loans where quoted market prices are available, the fair value is based on such prices. For variable rate loans which reprice within three months, the book value is used as a reasonable estimate of fair value. For other non-impaired loans, the fair value is estimated by discounting contractual cash flows using the market interest rates for loans with similar characteristics. For impaired loans, the book value, net of valuation adjustments, is approximate to fair value.

The securities and precious metals trading portfolio is carried on the balance sheet at fair value.

The fair values of positive replacement values of derivative instruments, negative replacement values of derivative instruments, financial investments from the banking business and non-consolidated participations are based on quoted market prices. Where these are not available, fair values are based on the quoted market prices of comparable instruments, or are estimated by discounting estimated future cash flows or using other valuation techniques.

For deposit instruments, the fair value is calculated as follows: for deposit instruments with no stated maturity and those with original maturities of less than three months, the book value is assumed to approximate fair value due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated using quoted market prices or by discounting the remaining contractual cash flows using a rate at which the Bank could issue debt with a similar remaining maturity as of the balance sheet date.

The following table sets forth the carrying value and the estimated fair values of the Bank's financial instruments recognized in the Combined balance sheet:

	2004		2003	
December 31, in CHF m	**Book value**	**Fair value**	Book value	Fair value
Financial assets				
Cash and due from banks	**17,706**	**17,706**	15,236	15,236
Interest bearing deposits with banks	**3,540**	**3,558**	3,831	4,146
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**267,156**	**267,157**	257,496	257,682
Securities received as collateral	**20,033**	**20,033**	14,824	14,824
Trading assets	**331,005**	**331,005**	285,152	285,152
Investment securities	**13,427**	**13,430**	19,335	19,335
Loans	**149,195**	**151,239**	143,614	145,757
Other financial assets	**8,217**	**8,371**	2,344	2,575
Financial liabilities				
Deposits	**287,341**	**292,012**	252,079	252,174
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**239,787**	**239,632**	236,826	236,791
Obligations to return securities received as collateral	**20,033**	**20,033**	14,824	14,824
Trading liabilities	**149,935**	**149,935**	155,303	155,303
Short-term borrowings	**20,378**	**20,374**	16,606	16,606
Long-term debt	**90,050**	**91,822**	73,657	74,432

34 Assets pledged or assigned

The following table sets forth details of assets pledged or assigned:

December 31, in CHF m	**2004**	2003
Book value of assets pledged and assigned as collateral	**142,206**	144,892
of which assets provided with the right to sell or repledge	**116,767**	113,144
Fair value of collateral received with the right to sell or repledge	**463,542**	428,064
of which sold or repledged	**430,225**	407,229

As of December 31, 2004 and 2003, collateral was received in connection with resale agreements, securities borrowings and loans, derivative transactions and margined broker loans. As of such dates, a substantial portion of the collateral received by the Bank had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirement under securities laws and regulations, derivative transactions and bank loans.

The following table shows other information:

December 31, in CHF m	**2004**	2003
Cash restricted under foreign banking regulations	**11,559**	8,923
Swiss National Bank Liquidity 1 required cash reserves	**1,848**	1,816
Cash restricted under Swiss and foreign banking regulations	**13,407**	10,739

35 Capital adequacy

BANKING BUSINESSES

The Bank, on a combined basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission, or SFBC, and Bank for International Settlements (BIS) guidelines. These guidelines are used to evaluate risk-based capital adequacy. As of January 1, 2004, the Bank bases its capital adequacy calculations on US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003). The SFBC has advised the Bank that it may continue to include as Tier 1 capital CHF 5.7billion of equity from special purpose entities that have been deconsolidated under FIN 46R.

For purposes of complying with SFBC and BIS capital requirements, total capital is divided into three categories. Tier 1 capital includes primarily paid-in share capital, reserves (defined to include retained earnings), audited current year profits or losses, less anticipated dividends, capital participations of minority shareholders in certain fully consolidated subsidiaries, and the equity from special purpose entities as described above. Among other items, this is adjusted by anticipated dividends, the Bank's holdings of Credit Suisse Group shares outside the trading book and goodwill. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with repayment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking and finance, equals total capital. Under both SFBC and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

At December 31, 2004, the Bank was adequately capitalized under the regulatory provisions outlined under both SFBC and BIS guidelines.

December 31, in CHF m, except where indicated	2004
Risk-weighted positions	170,112
Market risk equivalents	9,769
Total risk-weighted assets	**179,881**
Total shareholder's equity	**22,068**
Adjustments to shareholder's equity:	
Non-cumulative perpetual preferred securities	1,005
Adjustments for goodwill, minority interest, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	(3,826)
Tier 1 capital	**19,247**
Tier 2 capital	
Upper Tier 2	4,868
Lower Tier 2	6,994
Tier 2 capital	**11,862**
Total Tier 3 capital	-
Less: Deductions	(546)
Total capital	**30,563**
Tier 1 capital	**19,247**
of which non-cumulative perpetual preferred securities	1,005
Tier 1 ratio	**10.7%**
Total capital	30,563
Total capital ratio	**17.0%**

BROKER-DEALER OPERATIONS

Certain of the Bank's broker-dealer subsidiaries are subject to capital adequacy requirements. As of December 31, 2004, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

DIVIDEND RESTRICTIONS

Certain of the Bank's subsidiaries are subject to legal restrictions governing the amount of dividends they can pay, for example, corporate law as defined by the Swiss Code of Obligations. At December 31, 2004, the Bank was not subject to significant restrictions on its ability to pay dividends.

36 Litigation

In accordance with SFAS No. 5, Accounting for Contingencies (SFAS 5), the Bank recorded in 2002 reserves for certain significant matters, including a reserve of USD 150 million for the agreement in principle with various US regulators relating to research analyst independence and the allocation of initial public offering (IPO) shares to corporate executives and directors and a USD 450 million reserve for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. In 2003, the Bank paid approximately USD 150 million with respect to the agreement with the US regulators relating to research analyst independence and the allocation of IPO shares to corporate executives and directors. Management's best estimate of the potential exposure pursuant to SFAS 5, related to research analyst independence, certain IPO allocation practices, Enron and other related private litigation has not changed except that USD 15 million of the reserve has been applied to settlements of claims covered by such reserve through December 31, 2004.

The UK tax authority has issued formal assessments relating to national insurance contributions on the exercise of certain categories of options over shares and securities granted to employees in respect of the years 1997 to 2001 only. The maximum additional amount of national insurance payable would be CHF 381 million. The Bank disputes the claim and intends to vigorously defend its position, including the pursuit of appropriate judicial procedures. Although the final resolution of the claim is uncertain, based on currently available information, management believes that it has appropriately accrued for this claim.

The Bank is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Bank believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. Contingencies with respect to significant provisions provided by the Bank are discussed below.

It is inherently difficult to predict the outcome of many of these matters. In presenting the Combined Financial Statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Bank's defenses and its experience in similar cases or proceedings.

37 Foreign currency translation rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

			Year-end rates used in *the balance sheet*		Average rates used in *the income statement*	
in CHF			**31.12.04**	31.12.03	**2004**	2003
1	US dollar	(USD)	1.1320	1.2357	1.2400	1.3500
1	Euro	(EUR)	1.5439	1.5590	1.5400	1.5200
1	British pound sterling	(GBP)	2.1834	2.2023	2.2800	2.2000
1	Canadian dollar	(CAD)	0.9411	0.9569	0.9600	0.9600
1	Singapore dollar	(SGD)	0.6933	0.7267	0.7400	0.7700
1	Hong Kong dollar	(HKD)	0.1456	0.1592	0.1596	0.1728
100	Japanese yen	(JPY)	1.1023	1.1556	1.1500	1.1600

38 Significant subsidiaries and associates

SIGNIFICANT SUBSIDIARIES

December 31, 2004

% of equity capital held	Company name	Domicile	Currency	Capital in m
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Banco Credit Suisse First Boston (Mexico), S.A.	Mexico City, Mexico	MXN	726.6
100	Banco de Investimentos Credit Suisse First Boston S.A.	Sao Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	Column Canada Financial Corp.	Toronto, Canada	USD	0.0
100	Column Financial, Inc.	Wilmington, USA	USD	0.0
80	Column Guaranteed LLC	Wilmington, USA	USD	32.9
100	Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3
100	Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6
100	Credit Suisse Asset Management (France) SA	Paris, France	EUR	31.6
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2
100	Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6
100	Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0
100	Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	0.0
100	Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	7.0
100	Credit Suisse Asset Management, LLC	Wilmington, USA	USD	0.0
100	Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse First Boston (Bahamas) Limited	Nassau, Bahamas	USD	16.9
100	Credit Suisse First Boston (Cayman) Limited	George Town, Cayman Islands	USD	0.0
100	Credit Suisse First Boston (Europe) Limited	London, United Kingdom	USD	27.3
100	Credit Suisse First Boston (Hong Kong) Limited	Hong Kong, China	HKD	397.7
75	Credit Suisse First Boston (India) Securities Private Limited	Mumbai, India	INR	979.8
100	Credit Suisse First Boston (International) Holding AG	Zug, Switzerland	CHF	37.5
100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100	Credit Suisse First Boston (Singapore) Limited	Singapore, Singapore	SGD	278.4
100	Credit Suisse First Boston (USA), Inc.	Wilmington, USA	USD	0.0
100	Credit Suisse First Boston Australia (Finance) Limited	Sydney, Australia	AUD	10.0
100	Credit Suisse First Boston Australia (Holdings) Limited	Sydney, Australia	AUD	42.0
100	Credit Suisse First Boston Australia Equities Limited	Sydney, Australia	AUD	13.0
100	Credit Suisse First Boston Australia Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse First Boston Australia Securities Limited	Sydney, Australia	AUD	38.4
100	Credit Suisse First Boston Canada Inc.	Toronto, Canada	CAD	3.4
100	Credit Suisse First Boston Capital LLC	Wilmington, USA	USD	337.6
100	Credit Suisse First Boston Equities Limited	London, United Kingdom	GBP	15.0
100	Credit Suisse First Boston Finance (Guernsey) Ltd	St Peter Port, Guernsey	USD	0.2
100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100	Credit Suisse First Boston Financial Corporation	Wilmington, USA	USD	0.0
80 [1]	Credit Suisse First Boston International	London, United Kingdom	USD	682.3
100	Credit Suisse First Boston LLC	Wilmington, USA	USD	5,484.2
100	Credit Suisse First Boston Management LLC	Wilmington, USA	USD	897.7
100	Credit Suisse First Boston Mortgage Capital LLC	Wilmington, USA	USD	356.6
100	Credit Suisse First Boston Private Equity, Inc.	Wilmington, USA	USD	0.0
100	Credit Suisse First Boston Securities (Japan) Limited	Hong Kong, China	USD	730.6
100 [2]	Credit Suisse First Boston, Inc.	Wilmington, USA	USD	184.8
100	Credit Suisse Leasing 92A, L.P.	New York, USA	USD	86.0
100	Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

As of December 31, 2004

% of equity capital held	Company name	Domicile	Currency	Capital in m
100	Credit Suisse Trust and Banking Co., Ltd.	Tokyo, Japan	JPY	9,000.0
100	DLJ Capital Corporation	Wilmington, USA	USD	0.0
100	DLJ Capital Funding, Inc.	Wilmington, USA	USD	0.0
100	DLJ Mortgage Capital, Inc.	Wilmington, USA	USD	0.0
100	Merban Equity	Zug, Switzerland	USD	0.1
100	ZAO Bank Credit Suisse First Boston	Moscow, Russia	USD	37.8
96 [3]	City Bank	Zurich, Switzerland	CHF	7.5
100	Credit Suisse (Bahamas) Ltd.	Nassau, Bahamas	USD	12.0
100	Credit Suisse Wealth Management Limited	Nassau, Bahamas	USD	32.5
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	60.0
100	Credit Suisse (France) Holding SA	Paris, France	EUR	8.6
100	Credit Suisse (Gibraltar) Ltd.	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	67.6
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	50.0
100	Credit Suisse Hottinguer	Paris, France	EUR	52.9
100	Credit Suisse Private Advisors	Zurich, Switzerland	CHF	15.0
100	CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100	FLCM Holding Co., Inc.	Wilmington, USA	USD	23.7
55	Global Asset Program Balanced AG	Frankfurt, Germany	EUR	0.1
0 [3]	Global Asset Program (Luxembourg) SA	Luxembourg, Luxembourg	EUR	0.1
100	JOHIM CS Limited	London, United Kingdom	GBP	0.0
100	Pearl Investment Management Ltd.	Nassau, Bahamas	USD	0.1
100	Swiss American Corporation	New York, USA	USD	38.9

[1] Remaining 20% directly held by Credit Suisse Group. [2] 43% of voting rights held by Credit Suisse Group, Guernsey Branch. [3] Voting rights 0%, controlled by other means.

SIGNIFICANT ASSOCIATES

Equity interest in %	Company name	Domicile	Currency	Capital in m
63 [1]	Sauber Holding AG	Vaduz, Liechtenstein	CHF	17.0
19	SIS Swiss Financial Services Group AG	Zurich, Switzerland	CHF	26.0

[1] Voting rights 33%.

39 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)

The Bank's Combined Financial Statements have been prepared in accordance with US GAAP. For a detailed description of the Banks accounting policies please refer to note 1.

The Swiss Federal Banking Commission requires Swiss-domiciled banks which present their financial statements in either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principle provisions of the Banking Ordinance and the Guidelines of the Swiss Federal Banking Commission governing financial statement reporting (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

SCOPE OF CONSOLIDATION

Under US GAAP, the Bank deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004 due to the issuance FIN 46R. Under Swiss GAAP these entities would continue to be consolidated as the Bank holds 100% of the voting rights.

Under Swiss GAAP, majority owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Bank are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority owned subsidiaries.

DISCONTINUED OPERATIONS

Under US GAAP, the assets and liabilities of an entity held-for-sale are separated from the ordinary balance sheet captions and are measured at the lower of the carrying value or fair value less cost to sell. Under Swiss GAAP, these positions remain in their initial balance sheet positions until disposed and are valued according to the respective positions.

REAL ESTATE HELD FOR INVESTMENT

Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation.

For Swiss GAAP, real estate held for investment that the Bank intended to hold permanently is also accounted at cost less accumulated depreciation. If the Bank, however, does not intend to hold real estate permanently, real estate is accounted for at the lower of cost or market (LOCOM).

INVESTMENT IN SECURITIES

Available-for-sale securities
Under US GAAP, available-for-sale, or AFS, securities are valued at fair value. Unrealized holding gains and losses (including foreign exchange) due to fluctuations in fair value are not recorded in the Combined statements of income but reported in *AOCI*, which is part of *Shareholder's equity*. Declines in fair value below cost value deemed to be other-than-temporary are recognized as impairment losses through the Combined statements of income. The new cost basis is not changed for subsequent recoveries in fair value.

Under Swiss GAAP, AFS securities are accounted for at LOCOM with market fluctuations recorded in Other revenues. Foreign exchange gains and losses are recognized as *Trading revenues*.

Non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity) under US GAAP, whereas under Swiss GAAP non-marketable equity securities are accounted for at LOCOM.

Impairments on held-to-maturity securities
Under US GAAP, declines in fair value of held-to-maturity (HTM) securities below cost value deemed to be other-than-temporary are recognized as impairment losses through the Combined statements of income. The impairment is not to be reversed.

Under Swiss GAAP, impairment losses recognized on HTM securities are reversed up to the amortized cost if the fair value of the instrument subsequently recovers. The reversal is recorded in the Combined statements of income.

TRADING POSITIONS

Under US GAAP as well as under Swiss GAAP, positions classified as trading assets are valued at fair value. Under US GAAP, this classification is based on management's intent for the specific instrument, whereas the prevailing criteria under Swiss GAAP is the active management of the specific instrument.

INVESTMENTS IN PRECIOUS METALS

Physical precious metal (e.g. gold) positions held for other-than-trading purposes are valued at fair value under US GAAP. Under Swiss GAAP they are accounted for at LOCOM.

BIFURCATION OF PRECIOUS METAL LOANS

Under US GAAP, precious metal loans and deposits are considered hybrid instruments. As precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host, the embedded derivative is bifurcated under US GAAP.

Under Swiss GAAP, precious metals loans and deposits are not considered hybrid instruments. Precious metals are rather considered as a currency rather than a commodity.

INTANGIBLE ASSETS, INCLUDING GOODWILL

Intangible assets with infinite lives
Under US GAAP, intangible assets with infinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under Swiss GAAP, intangible assets with infinite lives are amortized over the useful life, with a maximum of five years. Additionally these assets are tested for impairment.

Goodwill amortization
Under US GAAP, goodwill is not amortized but has to be tested for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that goodwill may be impaired.

Under Swiss GAAP, goodwill is amortized over its useful life, normally not exceeding 5 years, except in justified cases (up to 20 years). In addition, goodwill is tested for impairment.

PENSIONS AND POST-RETIREMENTS BENEFITS

US GAAP and Swiss GAAP differ in their definition of defined benefit versus defined contribution plans. US GAAP defines a defined benefit plan as a plan that bears actuarial risk, i.e., risk that the pension or post-retirement benefit obligation will be higher than expected. Under Swiss GAAP, however, a defined benefit plan is a plan where the employer bears the actuarial risk.

RESERVES FOR GENERAL BANKING RISKS

Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of Shareholder's equity. US GAAP does not allow general unallocated provisions.



KPMG Klynveld Peat Marwick Goerdeler SA
Audit Financial Services
Badenerstrasse 172
CH-8004 Zurich
P.O. Box
CH-8026 Zurich
Telephone +41 44 249 31 31
Fax +41 44 249 23 19
Internet www.kpmg.ch

Report of the Group Auditors to the Shareholder of

Credit Suisse, Zurich

We have audited the accompanying combined balance sheets of Credit Suisse and subsidiaries ("the Company"), formerly Credit Suisse First Boston and Credit Suisse and their subsidiaries, as of 31 December 2004 and 2003, and the related combined statements of income, changes in shareholder's equity, and cash flows for each of the years in the two-year period ended 31 December 2004. These combined financial statements are the responsibility of management and the Board of Directors. Our responsibility is to express an opinion on these combined financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America and auditing standards promulgated by the Swiss profession. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2004 and 2003, and the results of its operations and cash flows for each of the years in the two-year period ended 31 December 2004, in conformity with accounting principles generally accepted in the United States of America, and comply with Swiss law.

As discussed in Note 1 to the combined financial statements of the Company, on 13 May 2005, Credit Suisse First Boston and subsidiaries and Credit Suisse and subsidiaries, both Swiss Banks, were legally merged, with Credit Suisse First Boston as the surviving legal entity. Contemporaneously, the name of the surviving legal entity was changed to Credit Suisse. The combined financial statements of the Company have been prepared to represent the combined results of operations of the former entities. Historically, the Company was not operated as a separate legal entity and accordingly stand-alone combined financial statements were not prepared. The combined financial statements do not purport to represent the Company's financial position as of 31 December 2004 and 2003 and its related results of operations in the two-year period ended 31 December 2004 had the Company been operated as a separate legal entity.

Additionally, as discussed in Notes 1 and 2 to the combined financial statements of the Company, in 2004 the Company changed its method of accounting for certain variable interest entities and in 2003 the Company changed its methods of accounting for variable interest entities and share-based compensation.

KPMG Klynveld Peat Marwick Goerdeler SA

Roland Müller	Stephen Bryans
Certified Accountant	*Chartered Accountant*
Auditor in charge	

Zurich, Switzerland
13 May 2005

Credit Suisse
P. O. Box 1
8070 Zürich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55

CREDIT
SUISSE

ANNEX II
RISK MANAGEMENT EXCERPTS FROM 2004 ANNUAL REPORTS OF FORMER CREDIT SUISSE BANK AND FORMER CREDIT SUISSE FIRST BOSTON BANK

Risk Management Excerpt from
Former Credit Suisse Bank
2004 Annual Report

In order to secure the Bank's capital base and long-term profitability, and protect the assets of its clients and shareholders, Credit Suisse has developed and implemented clear guidelines in the area of risk management.

These include risk limits, systematic internal controls and risk management systems which use a consistent underlying approach. Risk measurement and management procedures are seen as a significant part of both the daily business and the long-term strategy of Credit Suisse.

Credit Suisse Group is one of a number of financial institutions that have increased their quantitative risk methods in this respect over the recent years by introducing a tool for recording all quantifiable risks comprehensively and consistently. This measurement – Economic Risk Capital (ERC) – charts all risks on the basis of the economic loss potential, irrespective of their treatment in financial accounting and capital adequacy requirements. ERC serves Credit Suisse Group and its units as the central risk indicator in the area of risk management and forms an important element in regards to capital management and planning. The management firmly believes that, if the international financial industry is to enjoy healthy, sustained growth, it must be underpinned not only by regulatory and local legislation, but also by efficient self-regulation. With this in mind, the Credit Suisse Group has in recent years invested heavily in resources and the development and implementation of risk measurement and monitoring systems. An early warning system and comprehensive management controls complete these systems.

At Credit Suisse, risk management is seen as a continuous cycle which addresses all significant risks to which the organization is exposed. The process begins with the formulation of business objectives and strategies, and encompasses the identification, assessment and measurement, monitoring, control and valuation of all types of risk as well as reporting to the Executive Board, the Board of Directors and supervisory bodies. The cycle is completed by the monitoring of current business objectives and strategies.

For these reasons, Credit Suisse sees creating and sustaining a high level of risk awareness at all levels as a matter of great importance and a vital element in promoting a proper degree of professionalism in all its operations. At Credit Suisse, a special Risk Management Committee composed of members of senior management is covering the supervision of all relevant risks and the related actions. Credit Suisse has devoted substantial resources to developing and implementing effective and efficient risk management mechanisms. These mechanisms are constantly being improved through the continual development of new risk management instruments, the improvement of existing systems, and the refinement of organizational procedures.

Credit risks. Credit risk is the risk that a change in the credit quality of a counterparty negatively affects the value of a bank's position. In the extreme case a decrease in credit quality can result in a payment default which has to be provisioned. However, in most of the cases a decrease in credit quality is captured by the so-called migration risk of counterparties which can lead to a downgrade of the considered position hereby reducing the counterparty's distance to default. If it comes to a payment default, the realized loss of a position will be mitigated by collateral allocated to the defaulted position as well as by recovery proceeds in the course of bankruptcy processes. In order to keep potential credit risks in appropriate limits, credit limits are set with respect to customer, customer group, industry, country, business category and other segment-defining categories. Our centralized credit management unit ensures that the Bank has a clear overview of Credit Suisse's credit exposure as well as of all relevant credit risk measures like default probabilities, loss quotes and systematic risk drivers at any given time.

The Bank's internal rating and risk measurement system enables the Bank to calibrate default probabilities and expected recovery rates based on historical loss experience warehoused in an exhaustive loss database. By means of an internal credit portfolio model the credit quality not only of individual transactions but also of the entire loan book and certain subportfolios can be tracked and exploited as a starting point for an active steering of the credit portfolio.
In our credit units, credit specialists are organized with respect to client segmentation and other subcategories of special lending expertise. Besides credit analysis and credit decision, the credit units make sure that Credit Suisse's lending policies and guidelines are adhered to under all circumstances. They also consistently monitor all credit exposures booked into Credit Suisse's banking book. The strict separation of sales activities from risk management avoids conflicts of interest and ensures objectivity with respect to the judgment about the relation between risk and return.

By means of periodic reports, senior management of Credit Suisse is continually updated regarding the overall credit risk position of the Bank including country risks and segment concentrations.

The following table sets forth impaired loans:

December 31, in CHF m	**2004**	2003
Non-performing loans	**1,297**	1,682
Non-interest earning loans	**1,139**	1,309
Total non-performing loans	**2,436**	2,991
Restructured loans	**76**	21
Potential problem loans	**830**	1,373
Total other impaired loans	**906**	1,394
Total impaired loans	**3,342**	4,385

Legal risks. Legal risks include the absence of authorization or competence to enter into a contractual relationship, as well as incomplete or inappropriate contractual documentation. Legal risk may result in a counterparty not having to fulfill its payment obligation or other contractual obligations (e.g. because the contract is unenforceable), or in claims for damages being made against the Bank, e.g. for breach of contract and/or a breach of due diligence obligations on the part of the Bank.

The Bank uses legally accurate documentation to minimize legal risk. This includes standardized framework agreements and the confirmation of individual transactions. Furthermore, appropriate procedures are in place to ensure that such documents are duly signed. If necessary, we obtain external legal opinions, for example, on the authorization or competence of a borrower or counterparty. In general, business process controls are being refined continuously as part of measures to counteract legal risk. Nonetheless, it is clear that a significant proportion of our legal risk is related to individual countries or to their institutions, not to the contracting partners or the contracts themselves. The Bank is, of course, unable to influence these risks.

Management of reputational risks. Reputational risks refer to any events that could give the public an unfavorable impression of our bank. This applies in particular to infringements of supervisory regulations, legal proceedings instituted against the Bank by public authorities or any conduct on the part of the Bank that is generally perceived as unethical. The dense framework of internal directives, checks and controls (in particular the compliance organization that exists independently of executive management) is designed to ensure that all regulations applicable to the Bank and its employees are observed, thus averting reputational risks. In addition, numerous measures have been taken not only to ensure compliance with the currently valid rules but in general terms to create a business culture that accords a high priority to reputation and ethical considerations. The Bank's values, and its emphasis on ethical core principles, are thus set out in mission statements, codes of conduct and compliance manuals, which employees are obliged to observe. Moreover, they are communicated to employees in training modules and are one of the potential factors in the annual performance appraisal.

Operational risks. Operational risks are risks of short-term or long-term losses due to the inappropriateness or failure of internal procedures, persons and systems, or external events. Our risk policy has not changed in the last year. As previously, our main aim is the early identification, recording, assessment and monitoring, mitigation and avoidance of operational risks, as well as the timely and hierarchically correct reporting of any risk situation. If necessary, operational risks can be partially transferred to specialized insurance companies. Agreed emergency and contingency planning ensure the maintenance of core procedures and the resumption of ordinary business activity.

The management of operational risks is based on the following five risk categories: organization, policies and processes, technology, human and external factors. The efforts of Credit Suisse in the area of operational risks are based on the conviction that effective management of operational risks is closely correlated with the maintenance of suitable management processes.

Every management level has to take responsibility for their own operational risks and provides adequate resources and procedures. A centralized unit for operational risk controlling coordinates the risk management process for the individual management levels, develops and implements the methodology and measures for risk management and monitoring and provides the necessary tools. Periodically there are unit-wide meetings to boost uniform understanding and aid procedures.

The main initiatives were in the following areas:
- Further development of the governance structure for handling operational risks.
- Definition, development and monitoring of risk indicators as an early-warning system.
- Carrying out a uniform risk self-assessment in individual divisions. These investigations were carried out with the aim of identifying and classifying any risks as well as their origins; to estimate the potential extent of damage and the frequency of occurrence, to introduce targeted measures to reduce risk; to judge the effectiveness of risk-monitoring and risk-minimizing measures; to determine risk indicators and associated limits, and to raise risk awareness and risk transparency; and
- Ongoing collection, assessment and reporting of risk events and potential risk scenarios.

All the above-mentioned measures and enhancements are being developed and run in line with the new equity requirements for operational risks (Basel II).

Market risk. Market risk can be described as the potential change in the value of a trading portfolio resulting from the movement of market rates, prices and volatilities. A typical transaction or position may be exposed to a number of different market risks.

Credit Suisse devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modelled and reported, and effectively managed. The Market Risk Controlling department consolidates exposures arising from all trading portfolios and geographic centres and calculates and reports Credit Suisse's global aggregate risk exposure on a daily basis. To achieve this Market Risk Controlling uses a number of complementary risk measurement techniques, including:

- Value at Risk (VAR) is a statistical estimate of the potential loss arising from a portfolio to a predetermined level of confidence and holding period, using market movements determined from historical data.
- Scenario analysis estimates the potential immediate loss from significant changes in market parameters. These changes are modeled on past extreme events and hypothetical scenarios.

- Economic Risk Capital (ERC) estimates the impact of severe market movements and attributes internal capital usage. As markets have grown more complex, sophisticated modelling has become increasingly important for sound risk assessment and risk/return analysis.

Value At Risk Methodology. Credit Suisse's VAR is defined as the 99th percentile greatest loss that may be expected on a portfolio over a ten-day holding period. In general, a rolling two-year period of historical data is used to derive the market movements used for this calculation. These parameters and procedures currently meet the quantitative and qualitative requirements prescribed by the Basel Committee on Banking Supervision, the Swiss Federal Banking Commission and other leading banking regulators. The methodology is subject to continuous review to ensure that it remains relevant to the business being conducted, captures all significant trading risks, is consistent across risk types and meets or exceeds regulatory and industry standards.

Market Risk Limits and Authorities. Fundamental to risk management is the establishment and maintenance of a sound system of integrated market risk limits to control the range of market risks inherent in trading activities. Trading limits are established and reviewed at two primary levels:

- Board of Directors: Ultimately responsible for the determination of general risk policy and risk management organization and for approving the overall market risk limit as recommended to them by the CS RM. The Board of Directors meets at least five times a year.
- The Board of Directors established a Risk Committee in 2003. The Risk Committee provides additional oversight, and has responsibility for approval of certain limits.
- CS RMC: The Board of Directors has delegated certain risk management and control responsibilities to CS RMC, which is chaired by the CEO. The CS RMC is responsible for the following: formulating and implementing risk management strategies; allocating risk capital; approving market risk management policies and procedures; establishing, recommending and approving certain market risk limits (depending on level) and approving limit excesses within its own authority; and approving stress tests and scenario analysis definitions. The CS RMC meets on a monthly basis and on an ad-hoc basis as needed.

Market risk limits can be expressed in terms of Value-at-Risk, Scenario Analysis, Market Value, Sensitivity and Exposure.

Market risk limits are structured at two levels:

- an overall market risk limit for the Bank as a whole; and
- market risk limits by cluster (e.g. Trading & Execution / Fixed Income)

The two-level limit structure described above represents Credit Suisse's official limit framework. Limits at lower levels (e.g. limits by region, by business line, trading desk, trader, loss flags, etc.) are imposed by trading management. These flags are used to assist trading management to identify potential risk concentrations. Market Risk Controlling monitors and reports compliance with the official limit framework and also provides assistance to ensure compliance with lower level risk flags, as required.

Market Risk Exposures – trading portfolios. The businesses with trading book activity perform a daily VAR calculation to assess market risk on a ten-day basis. The following table summarises the market risk exposures in Credit Suisse's trading portfolios as of December 31, 2004, and December 31, 2003. The VAR data presented below has been converted to a one-day holding period.

Credit Suisse's Market Risk Exposures in Trading Portfolios

One-day scaled, 99% VAR Market Risk Exposure Type	**2004** CHF m	2003 CHF m
Interest rate	**4.5**	4.7
Foreign exchange	**3.8**	2.0
Equity	**9.5**	12.7
Commodity	**1.4**	0.5
Diversification benefit	**(6.5)**	(6.4)
Total	**12.8**	13.5

In the table above, the spot exchange rates of December 31, 2004, and December 31, 2003, were applied. The year-end, average, maximum and minimum one-day VAR over the period is shown below.

Yearly One-Day VAR Comparison for Credit Suisse's Trading Portfolios

One-day scaled, 99% VAR	**2004** CHF m	2003 CHF m
Year-end	**12.8**	13.5
Average	**12.1**	14.4
Maximum	**32.8**	20.8
Minimum	**6.8**	10.1

Scenario Analysis. VAR is designed to measure market risk in normal market environments. The Bank complements this with a scenario-based risk measure that examines the potential effects of changes in market conditions, corresponding to exceptional but plausible events, on its financial condition. The results of the analysis are used to manage exposures on a Credit Suisse-wide basis, as well as at the portfolio level. Scenario analysis involves the revaluation of major portfolios to arrive at a measure of the profit or loss that Credit Suisse may suffer under a particular scenario. Scenario analysis is therefore an essential component of the Bank's market risk measurement framework for both trading and non-trading portfolios.

Economic Risk Capital (ERC). Economic Risk Capital (ERC) is designed as a consistent and comprehensive risk evaluation model across the whole of Credit Suisse and Credit Suisse Group. ERC is defined as the amount of economic capital required to remain solvent and in business under extreme market, business and operational conditions. ERC is calculated separately for position risk, business risk and operational risk. These three risk categories measure very different types of risk:

- Position risk ERC – the level of unexpected loss in economic value on the Group's portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).
- Operational risk ERC – the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%).Estimating this type of ERC is inherently more subjective, and reflects both quantitative tools as well as senior management judgements.
- Business risk ERC – the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk ERC and operational risk ERC.

1-Year, 99% Position Risk ERC Credit Suisse

December 31, in CHF m	**2004**	2003
Interest rate Credit Suisse spread & FX ERC	**438**	245
Equity investment ERC	**258**	261
Swiss & retail lending ERC	**1,269**	1,414
International lending ERC	**30**	46
Emerging markets ERC	**182**	214
Real estate & structured asset ERC	**98**	115
Diversification benefit	**(625)**	(592)
Total	**1,650**	1,703

99%; 1-year Position Risk ERC, excluding Foreign Exchange translation risk. For an assessment of the total risk profile, Operational risk ERC and Business risk ERC have to be considered as well. For more detailed description of the Credit Suisse Group's ERC model, please refer to Credit Suisse Group's Annual Report 2004, which is available on our website www.credit-suisse.com. Note that comparatives have been restated for methodology changes in order to maintain consistency over time.

Non-Trading Interest Rate Risks. Controlling and monitoring non-trading interest rate risks in the banking book is carried out by an Asset and Liability Committee (ALCO) on the Executive Board level. The ALCO focuses on the interest rate sensitivity of the equity capital, which is measured in terms of present value changes applying different interest rate scenarios. The transfer of interest rate risks from the front office areas to the centrally organized Treasury Department is carried out according to the market rate method. Sight deposits and deposits at notice are converted to fixed-interest transactions using a replication model. These models, which are reviewed regularly by ALCO, are based on historical observations including rates and client behavior. Non-trading interest rate risk arising from the investment of the Bank's equity is transferred through replicating portfolios and managed by Treasury according to targets set by ALCO. The target duration of the equity investment is reviewed regularly by ALCO.

The Treasury Department manages the non-trading interest rate risk exposure within the limits set by ALCO, and hedges such exposure with the use of derivative instruments, if needed. The main measure applied in managing non-trading interest rate risks by Treasury is based on a measure of interest rate sensitivity, which shows the impact on the fair value of the interest rate risk positions of a 1 basis point (0.01%) parallel rise in interest rates (DV01). The following table shows the Bank's DV01 sensitivity as of December 31, 2004.

Interest rate sensitivity by currency

December 31, 2004, in CHF m	CHF	USD	EUR	Others[1]	Overall total[1]
Bank book position	–1.05	–0.17	–0.01	0.11	–
Equity investment	–1.21	–	–	–	–
Total	–2.26	–0.17	–0.01	0.11	2.55

[1] Sum of absolute values.

As of December 31, 2004, the sensitivity of a 1 basis point parallel rise in CHF rates would result in a potential negative impact of CHF 2.26 million on the present value of the non-trading assets and liabilities. The risk analyses are complemented by stress tests that cover all potential scenarios in non-parallel changes of the interest rate curves, including historical Value-at-Risk analyses as used for trading portfolios.

Risk Management Excerpt from
Former Credit Suisse First Boston Bank
Annual Report 2004

RISK MANAGEMENT

1 GOAL AND DEFINITION OF RISK MANAGEMENT

The Bank's risk management process is designed to ensure that there are sufficient independent controls to measure, monitor and control risks in accordance with the Bank's control strategy and in consideration of industry best practices. The primary responsibility for risk management lies with the Bank's senior business line managers. They are held accountable for all risks associated with their businesses, including counterparty risk, market risk, liquidity risk, legal risk, operating risk and reputational risk.

The Bank believes that it has effective procedures for measuring and managing the risks associated with its business activities. The Bank cannot completely predict all market developments and the Bank's risk management cannot fully protect against all types of risks. Unforeseen market developments or unexpected movements or disruption in one or more markets can result in losses due to events such as adverse changes in inventory values, a decrease in liquidity of trading positions, greater earnings volatility or increased credit risk exposure. Such losses could have a material adverse effect on the Bank's results of operations and financial condition.

The Bank pursues a comprehensive approach to risk management. The primary objectives of the risk management strategy are to preserve the Bank's capital base, to optimize the allocation of capital, to foster a proactive risk culture and to protect the reputation of the Bank. Significant personnel and technological resources are used to support experienced decision makers and to ensure that the Bank remains a leader in risk management. The Bank is exposed to many types of risks and many businesses present more than one risk.

The market and credit risks of the Bank reside primarily in the Institutional Securities and Wealth & Asset Management businesses. Major risks are described in more detail below.

Risk management organization

The risk management function of the Bank is comprised of the following groups:

- Strategic Risk Management (SRM) – SRM acts as the independent "risk conscience" of the Bank and is charged with approving the risk methodology, framework and limit structure. SRM assesses the overall risk profile of the Bank globally and recommends corrective action where appropriate to the Capital Allocation and Risk Management Committee (CARMC).

- Credit Risk Management (CRM) – responsible for the credit analysis of counterparties and issuers, the setting and approval of credit limits, the approval of transactions, the assessment and management of impaired assets and the establishment of the Bank's policies and strategy on counterparty and country credit risk.

- Risk Measurement and Management (RMM) – responsible for the measurement and reporting of all credit risk and market risk data and the coordination of operational risk management for the Bank. RMM reports to SRM.

These functions are independent of the Front Office and report to the Executive Vice Chairman of the Bank.

Other business-specific risks are managed primarily through designated groups and committees within the different operating divisions. Before any new activity is undertaken, the New Business Committee is required to review the proposed business, its structure and its infrastructure requirements and ensure that all material risks are identified and addressed appropriately. This committee is composed of the senior managers responsible for the Finance, Administration and Operations functions of the Bank.

To supplement its control environment, the Bank has an oversight function with (a) selected executive officers who have overall responsibility for oversight in their respective regions, (b) regional oversight managers who assist the executive officers with this responsibility and (c) a country manager in each country to manage local oversight issues. Management at the regional oversight and country levels concentrates on regulatory and reputational issues, supervising legal entities and supporting management in its efforts to improve the control environment.

In addition, the Wealth & Asset Management business has groups devoted to risks inherent in its specific activities including Portfolio Analytics, which assesses portfolio positioning versus client benchmarks and internal strategies, and Operational Risk, which is responsible for various control disciplines including Information Security oversight.

2 MARKET RISK

Market risk can be described as the potential change in the value of a trading portfolio resulting from the movement of market rates, prices and volatilities. A typical transaction or position may be exposed to a number of different market risks. Market risk is focused primarily within the Institutional Securities business.

The Bank devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. The RMM department consolidates exposures arising from all trading portfolios and geographic centers and calculates and reports the Bank's global aggregate risk exposure on a daily basis. To achieve this RMM uses a number of complementary risk measurement techniques, including:

- Value at Risk (VAR) is a statistical estimate of the potential loss arising from a portfolio to a predetermined level of confidence and holding period, using market movements determined from historical data.

- Scenario analysis estimates the potential immediate loss from significant changes in market parameters. These changes are modeled on past extreme events and hypothetical scenarios.

- Economic Risk Capital (ERC) estimates the impact of severe market movements and attributes internal capital usage. As markets have grown more complex, sophisticated modeling has become increasingly important for sound risk assessment and risk/return analysis.

Value at Risk methodology The Bank's VAR is defined as the 99th percentile greatest loss that may be expected on a portfolio over a ten-day holding period. In general, a rolling two-year period of historical data is used to derive the market movements used for this calculation. These parameters and procedures currently meet the quantitative and qualitative requirements prescribed by the Basel Committee on Banking Supervision, the Swiss Federal Banking Commission and other leading banking regulators. The methodology is subject to continuous review to ensure that it remains relevant to the business being conducted, captures all significant trading risks, is consistent across risk types and meets or exceeds regulatory and industry standards.

Market risk limits and authorities Fundamental to risk management is the establishment and maintenance of a sound system of integrated market risk limits to control the range of market risks inherent in trading activities. Trading limits are established and reviewed at two primary levels:

- **Board of Directors:** Ultimately responsible for the determination of general risk policy and risk management organization and for approving the overall market risk limit as recommended to them by CARMC. The Board of Directors meets at least five times a year.

- The Board of Directors established a Risk Committee in 2003. The Risk Committee provides additional oversight, and has responsibility for approval of certain limits.

- **CARMC:** The Board of Directors has delegated certain risk management and control responsibilities to CARMC, which is chaired by the Head of SRM. CARMC is responsible for the following: formulating and implementing risk management strategies; allocating risk capital; approving market risk management policies and procedures; establishing, recommending and approving certain market risk limits (depending on level) and approving limit excesses within its own authority; and approving stress tests and scenario analysis definitions. CARMC meets on a monthly basis and on an ad-hoc basis as needed.

Market risk limits can be expressed in terms of Value at Risk, Scenario Analysis, Market Value, Sensitivity and Exposure.

Market risk limits are structured at three levels:

- **an overall market risk** limit for the Bank as a whole,
- **market risk limits by division** (e.g. Fixed Income business); and
- **market risk limits by risk type per division** (e.g. foreign exchange risk in the Fixed Income business).

The three-level limit structure described above represents the Bank's official limit framework. Limits at lower levels (e.g. limits by region, by business line, trading desk, trader, loss flags, etc) are imposed by trading management. These flags are used to assist trading management to identify potential risk concentrations. RMM monitors and reports compliance with the official limit framework and also provides assistance to ensure compliance with lower level risk flags, as required.

Market risk exposures – trading portfolios The businesses with trading book activity perform a daily VAR calculation to assess market risk based on a ten-day holding period. The following table summarizes the market risk exposures in the Bank's trading portfolios as of December 31, 2004 and December 31, 2003. The VAR data presented below has been converted to a one-day holding period.

The Bank's market risk exposures in trading portfolios (unaudited)

One-day scaled, 99% VAR Market Risk Exposure Type	**2004** **CHFm**	2003 CHFm
Interest rate and credit spread	**44.7**	58.2
Foreign exchange rate	**18.2**	15.9
Equity	**35.4**	23.6
Commodity	**0.4**	0.9
Diversification benefit	**(39.6)**	(40.3)
Total	**59.1**	58.3

In the table above, the spot exchange rates of December 31, 2004, and December 31, 2003 were applied. The year-end, average, maximum and minimum one-day VAR over the period is shown below.

Yearly one-day VAR comparison for the Bank's trading portfolios (unaudited)

One-day scaled, 99% VAR	**2004** **CHFm**	2003 CHFm	**2004** **USDm**	2003 USDm
Year End	**59.1**	58.3	**52.2**	47.2
Average	**63.2**	68.9	**50.5**	51.5
Maximum	**104.5**	157.3	**80.9**	115.3
Minimum	**40.9**	35.1	**34.0**	26.5

Relationship between daily revenue and VAR estimate The average daily trading revenue was CHF 36.7 million in 2004 (CHF 34.3 million in 2003) and the minimum and maximum levels were CHF –69.7 million in 2004 (CHF –58.0 million in 2003) and CHF 186.6 million in 2004 (CHF 154.5 million in 2003), respectively. The histogram below compares the trading revenues for 2004 with those for 2003. The trading revenue shown in this graph is the actual daily trading revenue, which not only includes backtesting profit and loss, but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night's positions. The frequency distribution of trading revenue for 2004 versus 2003 is shown below.

2004 vs. 2003 distribution of the Bank's daily trading revenue (unaudited)



Number of Days
60
50
40
30
20
10
0
in CHF m
Frequency of Trading Revenue 2004
Frequency of Trading Revenue 2003

Backtesting The comparison of daily revenue fluctuations with the daily VAR estimate is the primary method used to test the accuracy of a VAR model. Backtesting is performed at various levels of the trading portfolio, from the Bank overall down to more specific business lines. A backtesting exception occurs when the daily loss exceeds the daily VAR estimate. Results of the process at the aggregate level (see below) demonstrated one exception when comparing the 99% one-day VAR with the Backtesting P&L in 2004. An accurate model for the one-day, 99% VAR should have between zero and four backtesting exceptions on an annual basis. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects relevant to the VAR model, excluding such items as fees, commissions, certain provisions and any trading subsequent to the previous night's positions. It is appropriate to compare this measure with VAR for backtesting purposes, since VAR assesses only the potential change in position value due to overnight movements in financial market variables such as prices, interest rates and volatilities. The chart below illustrates the relationship between daily Backtesting P&L and daily VAR over the course of 2004.

Relationship between backtesting P&L and VAR estimate for the Bank during 2004 (unaudited)



100
50
0
-50
-100
In USD m
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Daily adjusted trading revenue
One-day VAR (99%)

Market risk exposures – non-trading portfolios The Bank uses sensitivity analysis as a risk measurement tool supporting the management of the non-trading portfolios. It is generally defined as a measure of the potential changes in a portfolio's fair value created by changes in one or multiple financial market rates or prices, including interest rates, foreign exchange rates and equity and commodity prices. The results can be focused to show the impact of an adverse shift in a single interest rate or to show the effects of many simultaneous changes.

The Bank has equity risk in its non-trading financial instruments portfolio, which consists of its private equity investments. Equity risk is measured on private equity investments using a sensitivity analysis that estimates the potential change in the recorded value of the investments resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact on pre-tax income is a decrease of approximately USD 252 million as of December 31, 2004 and a decrease of approximately USD 289 million as of December 31, 2003.

The Bank measures interest rate risk on non-trading positions using sensitivity analysis that estimates the potential change in the value of the non-trading portfolio resulting from a 50 basis points decline in the interest rates of developed nations and a 200 basis points decline in the interest rates of emerging market nations. The estimated impact on pre-tax income is a decrease of approximately USD 85 million as of December 31, 2004 and an increase of approximately USD 12 million as of December 31, 2003. This decrease is due to the reclassification of certain positions into the trading book.

The Bank measures foreign exchange risk on non-trading positions using sensitivity analysis that estimates the potential decline in the value of the non-trading portfolio resulting from the US dollar strengthening 10% against the currencies of developed nations and strengthening 20% against the currencies of emerging market nations. The estimated impact on pre-tax income is a decrease of approximately USD 39 million as of December 31, 2004 and a decrease of approximately USD 57 million as of December 31, 2003.

The Bank does not have material commodity price risks on its non-trading portfolio.

Scenario analysis VAR is designed to measure market risk in normal market environments. The Bank complements this with a scenario-based risk measure that examines the potential effects of changes in market conditions, corresponding to exceptional but plausible events, on its financial condition. The results of the analysis are used to manage exposures on a Bank-wide basis, as well as at the portfolio level. Scenario analysis involves the revaluation of major portfolios to arrive at a measure of the profit or loss that the Bank may suffer under a particular scenario. Scenario analysis is therefore an essential component of the Bank's market risk measurement framework for both trading and non-trading portfolios.

Global scenarios aim to capture the risk of severe disruption to all major markets and are related to historic events such as those involving the equity markets in 1987, the US real estate market in 1990, the bond markets in 1994 and the credit markets in 1998. Business level scenarios aim to capture portfolio specific risks by employing scenarios based on non-parallel yield curve shifts, changes in correlations and other pricing assumptions.

Economic Risk Capital (ERC) is designed as a consistent and comprehensive risk evaluation model across the whole of the Bank and Credit Suisse Group. ERC is defined as the amount of economic capital required to remain solvent and in business under extreme market, business and operational conditions. ERC is calculated separately for position risk, business risk and operational risk. These three risk categories measure very different types of risk:

- Position risk ERC — the level of unexpected loss in economic value on the Bank's portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

- Operational risk ERC — the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of ERC is inherently more subjective, and reflects both quantitative tools as well as senior management judgements.

- Business risk ERC — the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk ERC and operational risk ERC.

1-Year, 99% Position Risk ERC of the Bank

December 31, in CHF m	**2004**	2003
Interest Rate, Credit Spread & FX ERC	**1,472**	1,273
Equity Investment ERC	**1,410**	1,466
International Lending ERC	**1,874**	1,775
Emerging Markets ERC	**1,210**	1,202
Real Estate & Structured Asset ERC [1]	**1,707**	1,213
Diversification Benefit	**(1,903)**	(1,707)
Total Position Risk ERC	**5,770**	5,222

99%, 1-Year Position Risk ERC, excluding Foreign Exchange translation risk. For an assessment of the total risk profile, Operational risk ERC and Business risk ERC have to be considered as well. For a more detailed description of the Credit Suisse Group's ERC model, please refer to Credit Suisse Group's Annual Report 2004, which is available on our website www.credit-suisse.com. Note that comparatives have been restated for methodology changes in order to maintain consistency over time.

[1] This category comprises CSFB's Commercial Real Estate exposures, CSFB's Residential Real Estate exposures and CSFB's Asset-Backed-Securities exposures.

3 CREDIT RISK

Definition of credit risk

Credit risk is the possibility of loss incurred as a result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a creditor generally incurs a loss equal to the amount owed by the debtor, less any recovery amount resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

Credit risk exists within lending products, commitments and letters of credit, and receivables under derivatives, foreign exchange contracts and other transactions.

Credit risk management approach

Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires a careful consideration of proposed extensions of credit, the setting of specific limits, and diligent ongoing monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment. All of these elements are integral parts of the Bank's approach.

This credit risk management framework is regularly refined and covers all businesses that are exposed to credit risk. The framework is designed to cover all of the credit exposures in the Bank. The framework comprises seven core components:

- an individual counterparty and country rating system;
- a transaction rating system;
- a counterparty credit limit system;
- country and regional concentration limits;
- a risk-based pricing methodology;
- active credit portfolio management; and
- a credit risk provisioning methodology.

The Bank evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers approve credit requests and assign internal ratings based on analysis and evaluation of the client's creditworthiness and the type of credit transaction. The Bank has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in statistical and other credit risk analysis, credit risk monitoring, risk-adjusted performance measurement and economic risk capital usage/allocation.

Each counterparty that generates a potential or actual credit risk exposure is assigned to a risk rating. Additionally, the Bank assigns an estimate of the expected loss on a transaction in the event of a counterparty default, based on the transaction structure. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the expected loss assuming a default in order to estimate the potential credit loss.

Credit analysis methodology

All counterparties are assigned a credit rating as noted above. The intensity and depth of analysis is related to the amount, duration and level of risk being proposed together with the perceived credit quality of the counterparty or issuer in question. Analysis consists of a quantitative and qualitative portion and strives to be forward looking, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. Any final rating requires the consideration of qualitative factors relating to the company, its industry and management.

In addition to the aforementioned analysis, all counterparty ratings are subject to the rating of the country in which they are domiciled. Analysis of key sovereign and economic issues for all jurisdictions is undertaken and these are considered when assigning the rating and risk appetite for individual counterparties.

Credit authority

Credit authority is delegated by the Chief Credit Officer (CCO) to specific senior CRM personnel based on each person's knowledge, experience and capability. These delegations of credit authority are reviewed periodically. Credit authorization is separated from line functions. CARMC, in addition to its responsibilities for market risk, is also responsible for evaluating country, counterparty and transaction risk issues, applying senior level oversight for the credit review process and ensuring global consistency and quality of the credit portfolio. CARMC regularly reviews credit limits measuring country, geographic region and product concentrations, as well as impaired assets and recommended loan loss provisions.

A system of individual credit limits is used to manage individual counterparty credit risk. Certain other limits are also established to address concentration issues in the portfolio, including a comprehensive set of country and regional limits. Credit exposures to individual counterparties or segments and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. The Bank regularly analyzes its industry diversification and concentration in selected segments.

A rigorous credit quality review process has been established to provide an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include business and economic conditions, historical experience, regulatory requirements and concentrations of credit volume by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weakness and lawsuits. In addition, credit protection, such as credit derivatives, is used to mitigate some exposures.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk related losses. Impaired transactions are classified as potential problem exposures, non-performing exposures, or non-interest earning exposures and the exposures are generally managed within the Global Recovery Management team. The CCO and Head of Global Recovery Management Group determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

3.1 Loans

Loans outstanding

The following table sets forth details of the Bank's outstanding loans, excluding loans to affiliated companies:

December 31, in CHF m	**2004**	2003
Consumer loans	**540**	1,172
Corporate loans:		
Real estate	**613**	188
Commercial & industrial loans	**13,501**	13,859
Loans to financial institutions	**5,351**	4,473
Governments and public institutions	**402**	1,152
Corporate loans	**19,867**	19,672
Loans, gross	**20,407**	20,844
Unearned income	**(32)**	(25)
Allowance for loan losses	**(533)**	(1,383)
Total loans, net of unearned income and allowance for loan losses	**19,842**	19,436

Impaired loans

The following table presents the Bank's loan portfolio disclosures, valuation adjustment disclosures and certain other items relevant to the discussion of credit risk:

December 31, in CHF m	**2004**	2003
Non-performing loans	**268**	996
Non-interest earning loans	**9**	246
Total non-performing loans	**277**	1,242
Restructured loans	**17**	256
Potential problem loans	**355**	361
Total other impaired loans	**372**	617
Total impaired loans	**649**	1,859
Valuation allowance as a % of		
Total non-performing loans	**192%**	111%
Total impaired loans	**82%**	74%

The Bank's lending strategy

The Bank's lending strategy is one which focuses on distribution and maintaining a discipline on final hold amounts. In addition to the traditional distribution channels, the Bank is an active user of credit default swaps and securities, which transfer the credit risk into the capital markets. The Bank has entered into credit default swaps totaling approximately USD 13.2 billion in notional amount.

Non-performing loans

A loan is considered impaired when the Bank believes it will be unable to collect all principal and/or interest in accordance with the contractual terms of the loan agreement. A loan is automatically classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of CRM. The Bank continues to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the income statement. In addition, for any accrued but unpaid interest at the date the loan is classified as impaired, a corresponding provision is booked against the accrual through the income statement. At the time a loan is classified as impaired and on a periodic basis going forward, the remaining principal is evaluated for collectibility and an allowance is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Write-off of a loan occurs when the Bank is reasonably certain that there is little possibility to recover the principal. Write-offs also occur due to sales, settlements and restructurings of loans.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments are brought current in accordance with the terms of the loan agreement and certain performance criteria are met.

Non-performing and total impaired loans declined substantially for the Bank in 2004, with non-performing loans declining 77.7% as of December 31, 2004 in comparison with December 31, 2003, and total impaired loans declining 65.1%.

Potential problem loans

At December 31, 2004 and 2003, the Bank had potential problem loans amounting to CHF 355 million and CHF 361 million, respectively. These loans are considered potential problem loans because, although interest payments are being made, there exists reasonable doubt in CRM's judgment as to the timing and/or certainty of the repayment of contractual principal.

Loan valuation allowances and provisions

The Bank maintains valuation allowances on loans as well as provisions for off-balance sheet lending related exposures (contingent liabilities and irrevocable commitments) that it considers adequate to absorb losses arising from the existing credit portfolio. Both valuation allowances and provisions are included in valuation adjustments, provisions and losses from the banking units shown on the income statement. Valuation allowances are deducted from total assets while provisions are included in total liabilities. The Bank provides for credit losses based on a regular and detailed analysis of each counterparty taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either provided or adjusted accordingly. Valuation allowances and provisions are reviewed on a quarterly basis by senior management and the Bank.

In determining the amount of the valuation allowances, loans are assessed on a case-by-case basis, and the following factors are considered:

- the financial standing of a customer, including a realistic assessment – based on financial and business information – of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;
- the realizable fair value of any collateral for the loans;
- the recovery rate; and
- the costs associated with obtaining repayment and realization of any such collateral.

Loan valuation allowances and provisions for inherent credit losses

The inherent loss allowance is estimated for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending related exposure (contingent liabilities and irrevocable commitments) is also computed, using a methodology similar to that used for the loan portfolio.

Allowance for loan losses

The following table presents the Bank's allowance for loan losses:

in CHF m	**2004**	2003
Balance January 1	**1,383**	3,268
New provisions	**381**	750
Releases of provisions	**(419)**	(567)
Net additions to allowance for loan losses	**(38)**	183
Gross write-offs	**(839)**	(1,950)
Recoveries	**32**	17
Net write-offs	**(807)**	(1,933)
Allowances acquired	**(24)**	25
Provisions for interest	**61**	126
Foreign currency impact and other adjustments, net	**(42)**	(286)
Balance December 31	**533**	1,383

3.2 Credit risk arising from trading positions and derivative transactions

Credit risk associated with the Bank's trading and derivatives business is measured against counterparty limits on at least a daily basis. Credit risk is defined in terms of mark-to-market replacement value and potential exposure to maturity. The latter is based on the volatility of the underlying market factors such as interest and foreign exchange rates.

To minimize credit risk, the Bank may enter into master netting agreements, which reduce risk by permitting the closeout and netting of transactions with the same counterparty upon the occurrence of certain events. In addition, the Bank may reduce credit risk by obtaining collateral based upon an individual assessment of counterparties. Generally the Bank accepts collateral in the form of cash, treasury instruments issued by G-7 countries and other marketable securities.

3.3 Country risk

Country risk is the risk of a substantial, systemic loss of value in the financial assets of a country or group of countries, which may be caused by dislocations in the credit, equity, and/or currency markets. The Bank's major operating divisions all assume country risk in a variety of ways. The setting of limits for this risk is the responsibility of CARMC based on recommendations of CRM, SRM and the Bank's economists.

Country limits for emerging markets are approved annually by the Board of Directors of Credit Suisse Group, following recommendations from CARMC. The measurement of exposures against country limits is undertaken by RMM with weekly reports to senior management and monthly reports to CARMC. For trading positions, country risk is a function of the mark-to-market exposure and currency of the position, while for loans and related facilities country risk is a function of the amount and currency that the Bank has lent or committed to lend. The day-to-day management of country exposure is assigned to each of the core businesses in accordance with its business authorizations and limit allocations. RMM and CRM provide independent oversight to ensure that the core businesses operate within their limits. CRM is responsible for periodically adjusting these limits to reflect changing credit fundamentals and business volumes.

Listed below are year-end loans and credit related exposures (letters of credit, guarantees, unfunded commitments and similar instruments) and exposures to trading counterparties (mark-to-market receivables) aggregated by the rating of the country of domicile of the obligor.

The Bank's country exposure by the Bank's rating (exclusive of provisions) (unaudited)

Country Rating Class December 31	**2004** **CHFm**	%	2003 CHFm	%
AAA	**127.8**	81.7	117.8	79.8
AA+ to AA-	**12.3**	7.9	14.5	10.0
A+ to A-	**5.8**	3.8	5.5	3.7
BBB+ to BBB-	**4.0**	2.6	4.4	3.0
BB+ to BB-	**3.2**	2.0	2.5	1.7
B+ to B-	**2.7**	1.7	0.4	0.3
CCC+ to D	**0.5**	0.3	2.2	1.5
Total	**156.3**	100.0	147.3	100.0

4 OPERATIONAL RISK

The definition of operational risk used by Credit Suisse Group is "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events". Business and strategic risk are specifically excluded from this definition. Legal Risk (see Section 6) is included within the definition.

Operational risk is inherent in many aspects of the Bank's activities and comprises a large number of disparate risks. While market or credit risk is often chosen for the prospect of gain, operational risk is not normally chosen willingly, but is accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. The Bank therefore manages operational risk differently from market or credit risks. Operational risk is controlled through a network of controls, procedures, reports and responsibilities.

Credit Suisse Group uses a group-wide framework to monitor and control such risks. The Bank operates within this framework. The Bank has longstanding resources in place to deal with the many aspects of operational risk control (e.g. a substantial Internal Audit function, reporting to the Credit Suisse Group Audit Committee, and specialist operational risk functions covering the Bank's key process dependent departments, e.g. Operations, Product Control, IT and Financial Control). The Bank's primary aim is the early identification, assessment, prevention, and mitigation of operational risks, as well as timely and meaningful management reporting.

The Bank continues to develop and enhance its operational risk framework. The key initiatives have included further enhancement of the global and regional governance structure for managing operational risk, further development of global and regional Key Risk Indicator (KRI) reporting, and the continued further development of a centralized operational risk loss database and enhanced collection processes. Also, in conjunction with Credit Suisse Group, the Bank continues to refine its Economic Risk Capital and allocation methodologies for operational risk. During the year, the Bank has continued to prepare its operational risk management and measurement framework for compliance with the requirements of the Advanced Measurement Approach within Basel II.

5 SETTLEMENT RISK

Settlement risk arises whenever the settlement of a transaction results in timing differences between the disbursement of cash or securities and the receipt of counter value from the counterparty. This risk arises whenever transactions settle on a "free of payment" basis and is especially relevant when operating across time zones.

In many instances we are now able to utilize the services of a Central Counterparty who takes on responsibility within a particular market for netting off settlement exposure between the counterparties, leaving only a net settlement outstanding. Where this is not applicable and in those instances where market convention and/or products preclude a value-for-value exchange, the Bank manages its risk through confirmation and affirmation of transaction details with counterparties. In addition, it also proactively seeks to manage the timing of settlement instructions to its agents and the reconciliation of incoming payments in order to reduce the window of exposure. CRM considers these factors in deciding counterparty risk limits.

6 LEGAL RISK

The Bank faces significant legal risks in its businesses, and the volume and amount of damages claimed in litigation and other adversarial proceedings against financial services firms is increasing. Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which the Bank acts as principal, potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which the Bank acts as underwriter, placement agent or financial adviser, potential liability for the "fairness opinions" and other advice the Bank provides to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements and disputes concerning the adequacy or enforceability of documents relating to some of the Bank's transactions. The Bank faces the possibility that counterparties in complex or risky trading transactions will claim that it improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with the Bank and that their obligations to the Bank are not enforceable. The Bank is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

As a participant in the financial services industry, the Bank is subject to extensive regulation by governmental and self-regulatory organizations around the world. The requirements imposed by the Bank's regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with the Bank. Consequently, these regulations often serve to limit the Bank's activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which the Bank may operate or invest. Compliance with many of these regulations entails a number of risks, particularly in areas where applicable regulations may be unclear. The authorities have the power to bring administrative or judicial proceedings against the Bank, which could result, among other things, in suspension or revocation of its licenses, restrictions on some of its business activities, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action that could materially harm its results of operations and financial condition. The Bank seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the Legal and Compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting the Bank's operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. The Bank may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application. For example, the volume of the Bank's businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies and other governmental regulations and polices and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities.

7 REPUTATIONAL RISK

The Bank's policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk to the Bank's reputation.

Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk for the Bank, the relevant business proposal is required to be submitted to the Bank's Reputational Risk Review Process. This involves a vetting of the proposal by senior business management, and its subsequent referral to one of the Bank's Reputational Risk Approvers, each of whom is independent of the Bank's business divisions and whom have authority to approve, reject, or impose conditions on the Bank's participation.

8 LIQUIDITY AND CORPORATE ASSET AND LIABILITY MANAGEMENT

Liquidity management

Organization

The Bank believes that maintaining access to liquidity is fundamental for firms operating in the financial services industry. As a result, the Bank has established a comprehensive process for the management and oversight of its liquidity, funding and capital strategies. The Bank's Capital Allocation and Risk Management Committee, or CARMC, has primary oversight responsibility for these functional disciplines. CARMC reviews and approves liquidity management policies and targets and reviews the liquidity position and other key risk indicators.

The Bank's Corporate Treasury department is responsible for the management of capital, liquidity, long-term funding and a portion of short-term funding, as well as for relationships with creditor banks and fixed income investors. It also maintains regular contact with rating agencies and regulators on liquidity and capital issues.

Liquidity management

The Bank manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way the Bank ensures that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

The Bank's liquidity management structure operates at two levels, the "bank franchise" and the "non-bank franchise".

First, the "bank franchise", comprising the Bank and its regulated subsidiaries, has access to funds raised directly by the Bank from stable deposit-based core funds and the interbank markets, as well as secured funding via the repurchase and securities lending markets. Historically, the Bank's deposit base has proven extremely stable and is comprised of a diversified customer base, including retail deposits, accessed via its sister Swiss bank, Credit Suisse, as well as wholesale and institutional deposits accessed directly by the Bank. In a stressed liquidity environment, the Bank's regulated broker-dealers would directly access the secured funding markets to replace unsecured borrowings from the parent bank.

Second, the "non-bank franchise", where access to parent bank funding is limited, the Bank aims to maintain sufficient liquidity so that in the event that it is unable to access the unsecured capital markets, it will have cash and liquid assets sufficient to repay maturing liabilities for an extended period. When assessing the amount of cash and liquid assets, consideration is given to any regulatory restrictions that limit the amount of cash that could be distributed upstream by the Bank's principal broker-dealer subsidiaries, which hold the majority of its consolidated assets.

The majority of the Bank's assets are held in its bank franchise. A significant portion of these assets – principally trading inventories that support its Institutional Securities business – are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, the Bank has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, the Bank may carry significant levels of trading inventories. Other assets financed by the bank franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions that are held directly on the Bank's own balance sheet.

Assets held in the Bank's non-bank franchise include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity investments. These assets may be relatively illiquid at times, especially during periods of market stress. The non-bank franchise also provides most of the regulatory capital (equity and subordinated debt) in the Bank's broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of the Bank is the "liquidity barometer," which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The Bank's objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level so as to ensure that, in the event that the Bank is unable to access unsecured funding, it will have sufficient liquidity for an extended period. The Bank believes this will enable it to carry out its business plans during extended periods of market stress, while minimizing, to the extent possible, disruptions to its business.

In the non-bank franchise, liabilities are measured at their contractual maturities because, historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, and access to these markets could be quickly diminished. Conversely, the bank franchise's retail and institutional deposit base is measured using contractual maturities that have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters the Bank uses in establishing the time horizons in the funding franchises assume that assets will not be sold to generate cash, no new unsecured debt can be issued, and funds that are assumed to be trapped because of regulatory restrictions are not available to be distributed upstream in a stressed liquidity environment. Contingent commitments include such things as letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or "haircut," reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. The Bank regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank franchise maintains a large secondary source of liquidity, principally through the Bank's principal broker-dealers and other regulated entities. The bank franchise has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. The Bank continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

The Bank's liquidity planning and management focuses on maintaining a liquidity cushion so that it may continue to conduct its business for an extended period in the event of a crisis. The Bank's liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

- Stage I – Market disruption
- Stage II – Unsecured markets partially inaccessible
- Stage III – Unsecured markets fully inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Corporate Treasury to activate the contingency plan. The Liquidity Crisis Committee's membership includes senior business line, funding and finance department management and this committee would meet frequently throughout the crisis to ensure the plan is executed.

In 2004, the Bank moved from syndicated unsecured facilities to bilateral secured facilities. The Bank, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2004, the Bank maintained 7 such credit facilities that collectively totaled USD 3.2 billion. These facilities require the Bank's various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding. As of December 31, 2004, no borrowings were outstanding under any of the facilities.

Funding sources and strategy
The bank franchise's assets are principally funded with a mixture of secured and unsecured funding. Secured funding consists of collateralized short-term borrowings, which include securities sold under agreements to repurchase and securities loaned. Unsecured funding is accessed through the Bank's substantial and historically stable core deposit base, and borrowings in the wholesale and institutional deposit markets, as well as from its Swiss bank affiliate, Credit Suisse, which has access to retail deposit markets. Additionally, the Bank issues capital in long-term funding markets to meet regulatory requirements.

The non-bank funding franchise's assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. The Bank typically funds a significant portion of less-liquid assets, such as private equity investments, with long-term capital market borrowings and shareholder's equity. Unsecured liabilities are issued through various debt programs.

Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and shareholder's equity.

Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities or LIBOR, depending upon prevailing market conditions. The Bank continually aims to broaden its funding base by geography, investor and funding instrument.

The Bank lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. The Bank generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. As such, senior funding to operating subsidiaries and affiliates is typically extended on a demand basis. Alternatively, subordinated financing to regulated subsidiaries is extended on a term basis and the Bank structures its long-term borrowings with maturities that extend beyond those of its subordinated advances to subsidiaries and affiliates.

Additionally, the Bank generally funds investments in subsidiaries with shareholder's equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, the Bank enters into subordinated long-term borrowings. At December 31, 2004, it had consolidated long-term debt of approximately CHF 82.4 billion, with approximately CHF 11.4 billion representing subordinated debt.

Corporate asset and liability management

The Corporate Treasury department at the Bank also oversees corporate policy with respect to non-trading book interest rate and foreign exchange exposure, as well as a range of other important policy areas including debt maturity profile, internal and external capitalization and intercompany funding. The Bank minimizes interest rate and foreign currency exposures from a corporate perspective. Trading divisions are authorized to take such risks as part of their business strategies, within limits set by CARMC.

Funding and Liquidity Management. Credit Suisse defines liquidity and funding risk as the risk that the firm will not be able to fund assets or meet obligations at a reasonable or, in the case of extreme market disruptions at any price. Overall Credit Suisse manages its funding requirements based on its specific business needs, regulatory requirements, rating agency criteria, tax, capital, and liquidity considerations.

Credit Suisse runs a centralized Funding and Liquidity management process at the Treasury Department ensuring compliance with our internal directives, limits, policies and guidelines, overseen by ALCO. Credit Suisse maintains a liquidity risk measurement process, which assesses both the contractually maturing and non-maturing products within our portfolios and stress tests these against specific scenarios which range from normal market conditions to market and bank specific crises.

Credit Suisse
P. O. Box 1
8070 Zürich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55

CREDIT SUISSE | GROUP


SEC MAIL
PROCESSING
RECEIVED
JUN 06 2005
WASH. D.C.
SECTION

SUPPLEMENT A

UPPLEMENT DATED
MAY 13, 2005
TO CREDIT SUISSE
INFORMATION STATEMENT
DATED MAY 13, 2005

Interim Financial Information

On May 4, 2005, Credit Suisse Group released its financial results for the three months ended March 31, 2005, including the financial results of the Private Banking and Corporate & Retail Banking segments of the Credit Suisse division and the Institutional Securities and Wealth & Asset Management segments of the Credit Suisse First Boston division, some of which are excerpted and included in this supplement as Annex I. For further information on the interim results of operations for these segments, we refer you to "Investor Relations — Annual and Quarterly Reporting — Quarterly Reporting" on Credit Suisse Group's website at *www.credit-suisse.com*. The results of operations for these segments may differ significantly from our financial results. See "Operating and Financial Review — Differences in the Results of Operations of the Bank and its Segments" in the Information Statement.

PRIVATE BANKING

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

Private Banking reported a strong result for the first quarter of 2005. One of the drivers was a recovery in client activity compared to the second half of 2004.

In the course of the expansion of its presence in Asia, Private Banking opened an office in Bangkok, Thailand, in March 2005. The new office will serve as a point of contact for international clients. Private Banking's new branch in Dubai, United Arab Emirates, started business on April 1, 2005.

In the first quarter of 2005, Private Banking reported net income of CHF 685 million, which was virtually unchanged compared to CHF 681 million in the first quarter of 2004; however, it represents an increase of CHF 69 million, or 11%, compared to the fourth quarter of 2004.

Net revenues amounted to CHF 1,912 million in the first quarter of 2005, almost unchanged versus the first quarter of 2004. Compared to the previous quarter, net revenues increased by CHF 195 million, or 11%. Net interest income benefited primarily from dividend income from the own equity portfolio. This was offset by the lower ex-dividend value of the own equity trading portfolio reported in trading revenues. However, strong income from trading execution had a positive impact on trading revenues. Commissions and fees amounted to CHF 1,209 million, which was CHF 83 million, or 6%, below the first quarter of 2004, due to reduced brokerage fees and product sales. Compared to the previous quarter, however, commissions

The following table presents the results of the Private Banking segment:

in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004
Net interest income	**514**	436	411	18	25
Commissions and fees	**1,209**	1,149	1,292	5	(6)
Trading revenues including realized gains/(losses) from investment securities, net	**169**	113	181	50	(7)
Other revenues	**20**	19	56	5	(64)
Total noninterest revenues	**1,398**	1,281	1,529	9	(9)
Net revenues	**1,912**	1,717	1,940	11	(1)
Provision for credit losses	**3**	(2)	6	–	(50)
Compensation and benefits	**600**	446	582	35	3
Other expenses	**460**	546	493	(16)	(7)
Restructuring charges	**0**	1	(2)	(100)	–
Total operating expenses	**1,060**	993	1,073	7	(1)
Income from continuing operations before taxes and minority interests	**849**	726	861	17	(1)
Income tax expense	**156**	105	175	49	(11)
Minority interests, net of tax	**8**	5	5	60	60
Net income	**685**	616	681	11	1

The following table presents key information of the Private Banking segment:

	1Q2005	4Q2004	1Q2004
Cost/income ratio	**55.4%**	57.8%	55.3%
Gross margin	**137.7 bp**	128.2 bp	146.3 bp
of which asset-driven	**82.8 bp**	84.1 bp	81.7 bp
of which transaction-driven	**49.4 bp**	39.2 bp	56.8 bp
of which other	**5.5 bp**	4.9 bp	7.8 bp
Net margin	**49.9 bp**	46.4 bp	51.8 bp
Net new assets in CHF bn	**7.0**	3.9	10.8
Average allocated capital in CHF m	**3,591**	3,353	3,228

The following table outlines selected balance sheet and other data of the Private Banking segment:

	31.03.05	31.12.04	Change in % from 31.12.04
Assets under management in CHF bn	**564.3**	539.1	5
Total assets in CHF bn	**207.5**	188.7	10
Number of employees (full-time equivalents)	**12,555**	12,342	2

and fees increased by CHF 60 million, or 5%, driven mainly by increased brokerage fees due to higher client activity.

Total operating expenses amounted to CHF 1,060 million in the first quarter of 2005, CHF 13 million, or 1%, below the first quarter of 2004. Compared to the fourth quarter of 2004, operating expenses increased by CHF 67 million, or 7%, due mainly to an increase in performance-related compensation accruals reflecting the better result. Other expenses were CHF 460 million, which is below the first quarter of 2004, reflecting ongoing cost containment.

The cost/income ratio stood at 55.4% in the first quarter of 2005, 0.1 percentage points above the corresponding period in 2004. However, compared to the previous quarter, the cost/income ratio improved by 2.4 percentage points.

Private Banking's gross margin stood at 137.7 basis points in the first quarter of 2005, which is 8.6 basis points below the first quarter of 2004 but well above Private Banking's mid-term target of 130 basis points. Compared to the previous quarter, the gross margin improved by 9.5 basis points due to a substantial increase in underlying revenues.

Private Banking reported a net new asset inflow of CHF 7.0 billion for the first quarter of 2005, which represents an annualized growth rate of 5.2%. Strategic key markets in Asia and Europe reported double-digit growth rates in asset gathering.

Assets under management benefited from higher equity markets as well as from the strengthening of the US dollar and stood at CHF 564.3 billion at the end of the first quarter of 2005, up CHF 25.2 billion, or 5%, compared to year-end 2004.

CORPORATE & RETAIL BANKING

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking reported a strong result in the first quarter of 2005 and further improved its return on average allocated capital.

To support its strategic aim of achieving further growth in the Swiss residential mortgage business, Corporate & Retail Banking intensified its marketing activities. In the first quarter of 2005, Corporate & Retail Banking reported a growth rate of 8.7% (annualized) in residential mortgage volumes, which was again well above market growth. Corporate & Retail Banking recorded net income of CHF 274 million in the first quarter of 2005. This represents an increase of CHF 85 million, or 45%, compared to the corresponding period of last year and of CHF 17 million, or 7%, compared to the previous quarter. This result mainly reflects sound revenues, a seasonally low cost base as well as a net release of provisions for credit losses.

Net revenues in the first quarter of 2005 amounted to CHF 860 million, up CHF 73 million, or 9%, compared to the corresponding period of 2004. This growth in net revenues was mainly driven by a strong trading result as well as by higher commission and fee income. These improvements more than offset the decline in net interest income of CHF 29 million, or 5%, reflecting higher hedging costs as well as margin pressure in the Swiss market.

Provisions for credit losses in the first quarter of 2005 resulted in a net release of CHF 19 million, compared to net provisions of CHF 48 million in the corresponding period of last year. The net release in the first quarter of 2005 reflects an ongoing

The following table presents the results of the Corporate & Retail Banking segment:

in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004
Net interest income	**507**	497	536	2	(5)
Commissions and fees	**224**	210	208	7	8
Trading revenues including realized gains/(losses) from investment securities, net	**101**	41	23	146	339
Other revenues	**28**	55	20	(49)	40
Total noninterest revenues	**353**	306	251	15	41
Net revenues	**860**	803	787	7	9
Provision for credit losses	**(19)**	(6)	48	217	–
Compensation and benefits	**308**	206	275	50	12
Other expenses	**221**	271	219	(18)	1
Total operating expenses	**529**	477	494	11	7
Income from continuing operations before taxes and minority interests	**350**	332	245	5	43
Income tax expense	**75**	74	56	1	34
Minority interests, net of tax	**1**	1	0	0	–
Net income	**274**	257	189	7	45

The following table presents key information of the Corporate & Retail Banking segment:

	1Q2005	4Q2004	1Q2004
Cost/income ratio	**61.5%**	59.4%	62.8%
Net new assets in CHF bn	**1.0**	0.6	0.9
Return on average allocated capital	**22.4%**	20.8%	15.1%
Average allocated capital in CHF m	**4,914**	4,956	5,001

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:

	31.03.05	31.12.04	Change in % from 31.12.04
Assets under management in CHF bn	**54.5**	53.9	1
Total assets in CHF bn	**102.9**	99.5	3
Mortgages in CHF bn	**63.6**	63.0	1
Other loans in CHF bn	**25.2**	23.7	6
Number of branches	**214**	214	0
Number of employees (full-time equivalents)	**8,297**	8,314	0

favorable credit environment requiring a low level of new provisions. Total impaired loans declined from CHF 3.7 billion at the end of December 2004 to CHF 3.2 billion at the end of March 2005.

Total operating expenses amounted to CHF 529 million in the first quarter of 2005. The increase of CHF 35 million, or 7%, compared to the same period of the previous year and of CHF 52 million, or 11%, compared to the prior quarter, was driven mainly by higher performance-related compensation accruals reflecting the better result. Other expenses decreased by CHF 50 million or 18% compared to the previous quarter.

Corporate & Retail Banking achieved a return on average allocated capital of 22.4%, which is an improvement of 7.3 percentage points compared to the corresponding period of the previous year and an improvement of 1.6 percentage points compared to the previous quarter.

The segment's cost/income ratio stood at 61.5%, an improvement of 1.3 percentage points compared to the first quarter of 2004 but 2.1 percentage points above the previous quarter.

INSTITUTIONAL SECURITIES

Institutional Securities provides financial advisory, lending and capital raising services, as well as sales and trading for global users and suppliers.

Institutional Securities' first-quarter 2005 net income decreased CHF 83 million to CHF 540 million compared with the first quarter 2004, primarily reflecting lower revenues relative to an exceptionally strong first quarter in the previous year. When measured in Swiss francs versus the first quarter 2004, net revenues were down 4%, while in US dollar terms, net revenues were up 1%. Compared to the fourth quarter of 2004, net income increased CHF 271 million, reflecting a 32% increase in net revenues and a 14% increase in total operating expenses.

Due to the continued favorable credit environment during the first quarter 2005, provisions for credit losses amounted to a net release of CHF 19 million. This compares to a net release of CHF 21 million in the first quarter 2004 and a net release of CHF 118 million in the fourth quarter 2004, which benefited from a significant recovery related to the sale of an impaired loan. Compared to December 31, 2004, total impaired loans decreased CHF 29 million to CHF 620 million, and valuation allowances as a percentage of total impaired loans increased 5.5 percentage points to 87.6% as of March 31, 2005.

Total operating expenses of CHF 3,006 million were CHF 92 million, or 3%, lower than in the first quarter of 2004. Compensation expenses decreased 8%, or CHF

The following table presents the results of the Institutional Securities segment:

in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004
Net interest income	**909**	827	1,042	10	(13)
Investment banking	**627**	718	840	(13)	(25)
Commissions and fees	**679**	649	763	5	(11)
Trading revenues including realized gains/(losses) from investment securities, net	**1,345**	626	1,248	115	8
Other revenues	**282**	86	104	228	171
Total noninterest revenues	**2,933**	2,079	2,955	41	(1)
Net revenues	**3,842**	2,906	3,997	32	(4)
Provision for credit losses	**(19)**	(118)	(21)	(84)	(10)
Compensation and benefits	**2,070**	1,600	2,251	29	(8)
Other expenses	**936**	1,039	847	(10)	11
Total operating expenses	**3,006**	2,639	3,098	14	(3)
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**855**	385	920	122	(7)
Income tax expense	**216**	130	257	66	(16)
Minority interests, net of tax	**111**	(14)	40	–	178
Income from continuing operations before cumulative effect of accounting changes	**528**	269	623	96	(15)
Cumulative effect of accounting changes, net of tax	**12**	0	0	–	–
Net income	**540**	269	623	101	(13)

The following table presents the revenue details of the Institutional Securities segment:

in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004
Debt underwriting	**306**	303	397	1	(23)
Equity underwriting	**138**	199	243	(31)	(43)
Underwriting	**444**	502	640	(12)	(31)
Advisory and other fees	**183**	216	200	(15)	(9)
Total investment banking	**627**	718	840	(13)	(25)
Fixed income	**1,926**	1,278	1,869	51	3
Equity	**926**	828	1,105	12	(16)
Total trading	**2,852**	2,106	2,974	35	(4)
Other (including loan portfolio)	**363**	82	183	343	98
Net revenues	**3,842**	2,906	3,997	32	(4)

181 million, in the first quarter of 2005, reflecting lower performance-related costs, partially offset by increased salaries and benefits relating to higher headcount, severance costs of CHF 58 million and higher costs related to deferred compensation plans. Other expenses increased 11% to CHF 936 million, primarily reflecting higher commission expenses, professional fees and litigation provisions. Total operating expenses were up 14% compared to the fourth quarter of 2004, reflecting a 29% increase in compensation expenses and a 10% decrease in other expenses.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. First-quarter 2005 investment banking results declined 25% when compared with the first quarter 2004, mainly as a result of decreases in debt and equity underwriting as well as a small decline in advisory fees.

Debt underwriting revenues of CHF 306 million decreased 23% from the first quarter 2004 due primarily to lower results in asset-backed securities and commercial structured products. The asset-backed securities environment was highly competitive in the quarter and resulted in fee spread compression relative to the first quarter of the previous year. In addition, first-quarter 2004 commercial structured products results were particularly strong. Leverage finance results were essentially flat from first-quarter 2004 levels despite an 18% industry-wide decline in global high-yield debt issuance. For the first quarter of 2005, Institutional Securities was ranked third in global high-yield new issuances. First-quarter 2005 investment grade capital markets revenues increased despite a significantly lower industry market share ranking, which reflected a change in client focus and strategy in this business. Global industry volume for investment grade debt issuance was unchanged compared to the first quarter 2004.

Equity underwriting revenues in the first quarter of 2005 decreased 43% compared to the first quarter of 2004 to CHF 138 million. This decrease reflected a 14% industry-wide decline in the volume of new equity issuances and strong first-quarter 2004 results. Similarly, equity underwriting revenues decreased 31% compared to the fourth quarter of 2004 primarily due to a decline in industry-wide new issuances. Institutional Securities increased its market share to rank second in global IPOs in the first quarter 2005, with key transactions for the quarter including the Premiere

The following table presents key information of the Institutional Securities segment:

	1Q2005	4Q2004	1Q2004
Cost/income ratio	**78.2%**	90.8%	77.5%
Compensation/revenue ratio	**53.9%**	55.1%	56.3%
Pre-tax margin	**22.3%**	13.2%	23.0%
Return on average allocated capital	**20.5%**	10.3%	25.6%
Average allocated capital in CHF m	**10,518**	10,485	9,726
Other data excluding minority interests			
Cost/income ratio [1] [2]	**80.6%**	90.4%	78.3%
Compensation/revenue ratio [1]	**55.5%**	54.8%	56.9%
Pre-tax margin [1] [2]	**19.9%**	13.7%	22.2%

[1] Excluding CHF 111 million, CHF -13 million and CHF 40 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in minority interest revenues relating to the FIN 46R consolidation. [2] Excluding CHF 0 million, CHF 1 million and CHF 0 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in expenses associated with minority interests relating to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Institutional Securities segment:

	31.03.05	31.12.04	Change in % from 31.12.04
Total assets in CHF bn	**760.0**	707.9	7
Number of employees (full-time equivalents)	**16,626**	16,498	1

AG IPO (the largest media IPO in German history), the AFK Sistema IPO (the largest Russian IPO in history) and the Huntsman IPO and convertible offering (the largest US IPO by a chemicals sector issuer on record).

First-quarter 2005 advisory and other fees of CHF 183 million decreased 9% compared to the first quarter of 2004 and 15% compared to the fourth quarter of 2004, due in part to lower announced transaction volumes in 2004 and in part to the timing of fees. Institutional Securities increased its global mergers and acquisitions market share based on announced transaction dollar volume to number six in the first quarter of 2005 from number eleven for the full year 2004. Institutional Securities advised on five of the top ten announced transactions in the first quarter 2005 — the sale of SunGard Data Systems to a group of private investment firms (the largest leveraged buyout since 1989), the sale of AT&T to SBC Communications, Federated Department Stores' acquisition of May Department Stores, the sale of Gecina to Metrovacesa (the largest European real estate transaction on record) and the sale of Toys 'R' Us to a private investor group (the largest retail leveraged buyout in history).

Total trading revenues include fixed income and equity sales and trading. Total trading revenues for the first quarter of 2005 decreased CHF 122 million, or 4%, compared to an exceptionally strong first quarter of 2004. This slight decline primarily reflects weaker equity trading results, particularly in risk taking and positioning and in the convertibles business due to low volatility levels. Institutional Securities' first quarter 2005 average daily VaR was CHF 63 million, down from CHF 66 million in the first quarter 2004 and up from CHF 53 million in the fourth quarter 2004.

Fixed income trading generated revenues of CHF 1,926 million in the first quarter of 2005, an increase of 3% from the strong first quarter 2004. The increase primarily reflects improved results in emerging markets trading, asset-backed securities and commercial and residential structured products, partially offset by weaker results in risk taking and positioning and leverage finance. Structured products results increased as a result of improved origination, distribution and trading conditions in local markets. Leverage finance results were down primarily due to lower volumes in the US high-yield market and spread compression. Effective January 1, 2005, Institutional Securities enhanced its estimates of fair value of over-the counter (OTC) derivatives to bring them closer to how the dealer market prices such contracts. Specifically, the valuations were enhanced to take into account better market data regarding counterparty credit exposure and to remove certain administrative cost adjustments that are no longer an element of OTC derivative pricing. This change in estimate resulted in a CHF 125 million adjustment to the valuation of OTC derivatives, which increased revenues for the first quarter 2005. Compared to the fourth quarter 2004, fixed income trading increased substantially by 51%, due to strong performances in emerging markets trading, commercial and residential structured products, interest rate products and the above-mentioned enhancements in fair value estimates, partially offset by weaker results in treasury products.

Equity trading revenues decreased 16% to CHF 926 million in the first quarter of 2005 compared to the first quarter 2004. This decline reflects weaker revenues in the convertibles business due to low volatility, lower risk taking and positioning results and weaker equity derivatives results. These declines were partially offset by improved revenues in prime services, driven primarily by business growth. The prime services business continued to gain momentum by adding valuable client mandates and by advancing in *Global Custodian* magazine's annual Prime Brokerage survey to the number two position among all prime brokers, up from number eight in 2004, with twenty "best-in-class" awards. In addition, activity in the Latin America equity cash business was higher as a result of an increase in client-driven activity. Institutional Securities continued to provide more clients with advanced execution services, which includes its award-winning algorithmic trading platform, resulting in an increased revenue contribution. Equity trading revenues increased 12%, or CHF 98 million, compared to the fourth quarter of 2004, primarily due to stronger revenues in equity derivatives and prime services.

Other (including loan portfolio) revenues of CHF 363 million in the first quarter of 2005 increased 98% from the first quarter 2004 due to an increase in gains on private equity-related investments managed separately from Alternative Capital and higher minority interest revenues.

WEALTH & ASSET MANAGEMENT

Wealth & Asset Management offers international asset management services to institutional, mutual fund and private investors, provides advisory services for, and invests in, alternative investment vehicles including private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Alternative Capital, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 135 million for the first quarter of 2005, a decrease of CHF 1 million compared to the first quarter of 2004. When measured in Swiss francs versus the first quarter of 2004, net revenues were up 8%, while in US dollar terms, net revenues were up 14%. Net income increased CHF 72 million compared to the fourth quarter 2004. The fourth quarter included severance costs of CHF 88 million associated with the announced changes in the structure of Alternative Capital.

Wealth & Asset Management's first-quarter of 2005 net revenues were CHF 936 million, a 8% increase from the first quarter of 2004. Revenues before investment-related gains decreased 1% to CHF 667 million compared to the first quarter of 2004, primarily due to lower revenues from Credit Suisse Asset Management and Private Client Services, offset in part by an increase in fees from Alternative Capital driven by higher placement fees in the private funds business.

First-quarter of 2005 investment-related gains decreased 17% compared to the first quarter of 2004, to CHF 105 million reflecting gains from the sale of private equity

The following table presents the results of the Wealth & Asset Management segment:

in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004
Net interest income	**18**	14	19	29	(5)
Asset management and administrative fees	**620**	659	634	(6)	(2)
Trading revenues including realized gains/(losses) from investment securities, net	**49**	37	43	32	14
Other revenues	**249**	318	170	(22)	46
Total noninterest revenues	**918**	1,014	847	(9)	8
Net revenues	**936**	1,028	866	(9)	8
Compensation and benefits	**267**	352	277	(24)	(4)
Other expenses	**331**	323	347	2	(5)
of which commission and distribution expenses	**186**	161	223	16	(17)
of which intangible asset impairment	**0**	5	0	(100)	–
Total operating expenses	**598**	675	624	(11)	(4)
Income from continuing operations before taxes and minority interests	**338**	353	242	(4)	40
Income tax expense	**42**	38	38	11	11
Minority interests, net of tax	**161**	252	68	(36)	137
Net income	**135**	63	136	114	(1)

The following table presents the revenue details of the Wealth & Asset Management segment:

in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004
Credit Suisse Asset Management	**471**	473	483	0	(2)
Alternative Capital	**132**	213	117	(38)	13
Private Client Services	**64**	66	72	(3)	(11)
Other	**0**	1	(1)	(100)	–
Total before investment-related gains	**667**	753	671	(11)	(1)
Investment-related gains [1]	**105**	19	127	453	(17)
Net revenues before minority interests	**772**	772	798	0	(3)
Minority interest revenues [2]	**164**	256	68	(36)	141
Net revenues	**936**	1,028	866	(9)	8

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with Alternative Capital and Other.
[2] Reflects minority interest revenues relating to the FIN 46R consolidation.

investments and an increase in interest costs associated with carrying the investment portfolio.

Minority interest revenues, arising from investments that are required to be consolidated under accounting rules (FIN 46R), increased CHF 96 million in the first quarter of 2005 to CHF 164 million compared to the first quarter of 2004.

Compared with the first quarter of 2004, total operating expenses decreased by 4%, or CHF 26 million, reflecting lower other expenses and lower compensation expenses. Compensation expenses in the first quarter of 2005 included severance costs of CHF 7 million.

Wealth & Asset Management had an inflow of net new assets of CHF 5.4 billion during the quarter due to inflows of CHF 3.2 billion in Private Client Services as a result of corporate and client cash inflows, inflows of CHF 1.6 billion in Credit Suisse Asset Management, primarily due to the launch of a new real estate fund in Europe, and inflows of CHF 0.6 billion in Alternative Capital. Assets under management as of March 31, 2005, of CHF 502.3 billion increased by 4% compared to December 31, 2004, due to foreign currency exchange rate movements, net new asset inflows and positive market performance, partially offset by the divestment of a fund in Alternative Capital.

The following table presents key information for the Wealth & Asset Management segment:

	1Q2005	4Q2004	1Q2004
Cost/income ratio	**63.9%**	65.7%	72.1%
Compensation/revenue ratio	**28.5%**	34.2%	32.0%
Pre-tax margin	**36.1%**	34.3%	27.9%
Return on average allocated capital	**44.2%**	23.1%	48.8%
Average allocated capital in CHF m	**1,221**	1,089	1,115
Net new assets in CHF bn			
Credit Suisse Asset Management [1]	**1.6**	(3.2)	(0.5)
Alternative Capital	**0.6**	1.1	0.7
Private Client Services	**3.2**	1.9	0.4
Total net new assets	**5.4**	(0.2)	0.6
Other data excluding minority interests			
Cost/income ratio [2] [3]	**77.1%**	86.9%	78.2%
Compensation/revenue ratio [2]	**34.6%**	45.6%	34.7%
Pre-tax margin [2] [3]	**22.9%**	13.1%	21.8%

[1] Credit Suisse Asset Management balances for net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated. [2] Excluding CHF 164 million, CHF 256 million and CHF 68 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in minority interest revenues relating to the FIN 46R consolidation. [3] Excluding CHF 3 million, CHF 4 million and CHF 0 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in expenses associated with minority interests relating to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Wealth & Asset Management segment:

in CHF bn	31.03.05	31.12.04	Change in % from 31.12.04
Assets under management			
Credit Suisse Asset Management [1]	**401.6**	386.7	4
Alternative Capital	**38.5**	36.6	5
Private Client Services	**62.2**	59.1	5
Total assets under management	**502.3**	482.4	4
of which advisory	**176.7**	169.2	4
of which discretionary	**325.6**	313.2	4
Active private equity investments	**1.3**	1.1	18
Number of employees (full-time equivalents)	**2,975**	2,981	0

[1] Credit Suisse Asset Management balances for assets under management include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.